     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 2000
                                                     REGISTRATION NO. 333-30808
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                --------------
                                AMENDMENT NO. 1

                                       TO


                                    FORM S-3

                            REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                --------------

                            GLOBECOMM SYSTEMS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------


                    DELAWARE                     11-3225567
       (State or other jurisdiction of        (I.R.S. Employer
        incorporation or organization)     Identification Number)


                   45 OSER AVENUE, HAUPPAUGE, NEW YORK 11788
                                (631) 231-9800
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                --------------
                              DAVID E. HERSHBERG
                            CHIEF EXECUTIVE OFFICER
                            GLOBECOMM SYSTEMS INC.
                                45 OSER AVENUE
                           HAUPPAUGE, NEW YORK 11788
                                (631) 231-9800
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                --------------

                                  Copies to:




           LUCI STALLER ALTMAN, ESQ.
        MICHAEL RACANELLI, ESQ.
          RISHI A. VARMA, ESQ.                LORRAINE MASSARO, ESQ.
      BROBECK, PHLEGER & HARRISON LLP        MORRISON & FOERSTER LLP
          1633 BROADWAY, 47TH FLOOR        1290 AVENUE OF THE AMERICAS
           NEW YORK, NEW YORK 10019       NEW YORK, NEW YORK 10104-0050
             (212) 581-1600                       (212) 468-8000




                                --------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after this Registration Statement is declared effective.



     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY OUR EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED MARCH 10, 2000


PROSPECTUS


                                2,000,000 SHARES



                                   [GSI LOGO]




                                 COMMON STOCK



                               ----------------

     Globecomm Systems Inc. is offering 2,000,000 shares of common stock. Our shares are listed on the Nasdaq National Market under the symbol "GCOM." On March 8, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $35.25 per share.



         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                               ----------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                     PER SHARE       TOTAL
                                                    -----------   -----------
Public Offering Price ...........................    $             $
Underwriting Discounts and Commissions ..........    $             $
Proceeds to Globecomm Systems Inc. ..............    $             $

--------------------------------------------------------------------------------
     The underwriters have an option to purchase up to an additional 190,000 shares from us and up to an additional 110,000 shares from selling stockholders to cover over-allotments. The underwriters expect to deliver the shares to
purchasers on or about      , 2000.



ING BARINGS                                             C.E. UNTERBERG, TOWBIN
                    -------------------

                                March   , 2000.

                              PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements. In addition, we incorporate by reference important business and financial information in this prospectus.


OUR BUSINESS

     We offer end-to-end, value-added satellite-based communications services. The services we offer include wide area network connectivity, broadband connectivity to end users, Internet connectivity, intranet extension, media distribution and other network services on a global basis. To provide these services, we leverage our engineering experience and satellite services capabilities. We engineer and provide all the necessary satellite and terrestrial facilities as well as the integration services required to implement those facilities. We also operate and maintain these communications services on an ongoing basis. Our customers generally have operations in areas of the world where high-speed terrestrial networks are unreliable, too costly or not readily available. Our customers include communications services providers, multinational corporations, Internet service providers, content providers and government entities.

     Our services business is built on our core business as a supplier of ground segment systems and networks for satellite-based communications. Our ground segment implementations include the necessary hardware and software to support a wide range of satellite communications applications using fixed satellite, direct broadcast and mobile satellite systems.


     NetSat Express, our majority-owned subsidiary, is an Internet service provider that combines satellite and terrestrial communication networks to provide its customers around the world high-speed access services to the United States Internet backbone. Most of NetSat Express' customers are Internet service providers located in areas of the world underserved by high-speed terrestrial networks.


     For our fiscal year ended June 30, 1999, our consolidated revenues were approximately $49.1 million, including approximately $2.7 million for NetSat Express, and for the six months ended December 31, 1999, our consolidated revenues were approximately $36.8 million, including approximately $3.6 million for NetSat Express.


OUR MARKET OPPORTUNITY

     Satellite-based communications networks are a rapidly growing segment of the global communications infrastructure. These networks offer the following advantages over terrestrial-based communications facilities:

    o enable high-speed communications services where terrestrial alternatives are unavailable or inadequate

    o rapid deployment and flexibility in their configuration

    o ability to bypass much of the often complex terrestrial networks

    o capable of transmitting data simultaneously from one point to multiple locations

    o more cost-effective in some situations than terrestrial alternatives where the flow of data traffic to the user is greater than the flow of data from the user

    o costs are independent of the distance between sending and receiving locations

     We believe the market for satellite-based communications services is being driven by the following:

    o continued worldwide deregulation of telecommunications markets

    o worldwide economic development and the increasing globalization of businesses

    o growth in the Internet outside North America and Western Europe

    o growth in new Internet technology-based applications

    o increased distribution of television programming and other content to regional, national and international audiences

    o continued technological advancements that reduce the cost of providing satellite-based communications services


OUR STRATEGY

     Our strategy is to leverage our expertise in ground segment systems and networks to expand our core business and our communications services business. To implement this strategy, we intend to do the following:

     TARGET OPPORTUNITIES TO SUPPLY END-TO-END COMMUNICATIONS SERVICES WORLDWIDE. We seek to capture recurring revenues by providing end-to-end, value-added communications services worldwide. Our end-to-end services enable our customers to address their needs quickly and cost-effectively without having to integrate products and services from different suppliers and enable them to outsource their ongoing communications services needs.

     FOCUS ON HIGH MARGIN COMPLEX PROJECTS. We will continue to focus on opportunities to use our technological expertise in high value-added ground segment systems and network projects. Our emphasis positions us to earn higher gross margins through the delivery of innovative and cost-effective solutions tailored to our customers' requirements.

     EXPAND EXISTING CUSTOMER RELATIONSHIPS AND TARGET INDUSTRY-SPECIFIC MARKETS. We seek to expand and strengthen our existing customer relationships by providing value-added integration and ongoing communications services to our existing customers. In addition, we are targeting specific industries which we believe will offer high growth potential and where we believe our expertise and relationships will provide us with a competitive advantage.

     CONTINUE TO DEVELOP STRATEGIC SUPPLIER RELATIONSHIPS. We seek to continue to establish strategic relationships with suppliers that we believe are in a position to provide us with products or services that will improve our competitive position in the markets that we serve.

     NETSAT EXPRESS STRATEGY. NetSat Express intends to continue to invest in its infrastructure to enhance its global reach in providing Internet access and broaden its service offerings. NetSat Express intends to offer Internet service providers infrastructure related services including ongoing outsourcing of software applications. NetSat Express plans on providing transmission services that ensure the security of sensitive corporate data when transmitted over the Internet or other shared networks. NetSat Express also intends to provide content delivery services for corporations and content providers who must transmit multimedia streams and electronic files to multiple locations around the globe.
                               ----------------

     On February 22, 2000, NetSat Express announced that it intends to make an initial public offering of shares of its common stock. NetSat Express has not yet filed a registration statement relating to its securities with the Securities and Exchange Commission. None of its securities may be sold, nor may offers to buy be accepted, prior to the time a registration statement is declared effective by the Securities and Exchange Commission. The offering of its securities will be made only by means of a prospectus that will be contained in NetSat Express' effective registration statement. This paragraph does not constitute an offer to sell or the solicitation of an offer to buy any securities of NetSat Express, which only will be made by means of a NetSat Express prospectus.

                                  THE OFFERING



Common stock offered by Globecomm .........   2,000,000 shares
Common stock to be outstanding after the
 offering .................................   11,689,627 shares
Use of proceeds ...........................   A revolving credit facility for up to $15 million to NetSat
                                              Express, Inc., our majority-owned subsidiary, for its
                                              working capital and general corporate purposes; and for
                                              our working capital and general corporate purposes.
Nasdaq National Market symbol .............   "GCOM"



     The number of shares of common stock to be outstanding immediately after the offering is based upon shares outstanding as of February 29, 2000 and does not include:

    o 1,649,636 shares of common stock issuable upon the exercise of outstanding stock options granted pursuant to our 1997 Stock Incentive Plan at a weighted exercise price of $9.56 per share: and


    o 57,325 shares of common stock issuable upon exercise of warrants, all with an exercise price of $8.07 per share.

     Please see the section of this prospectus entitled "Capitalization" for a more complete discussion regarding outstanding shares of our common stock and warrants and options to purchase shares of our common stock and other related matters.

     Unless we specifically state otherwise, the information in this prospectus does not take into account up to 300,000 shares of common stock which the underwriters have the option to purchase from us and selling stockholders to cover over-allotments.

                               ----------------

     We were incorporated in Delaware on August 17, 1994. Our principal executive offices are located at 45 Oser Avenue, Hauppauge, New York 11788, and our telephone number is (631) 231-9800.


     The names Globecomm Systems Inc. (Registered Trademark) , MBB2001 (Registered Trademark) and CTF2001 (Registered Trademark) are registered trademarks that belong to us. The name NetSat Express, Inc. (Registered Trademark) is a registered trademark that belongs to NetSat Express, Inc. The names CES2001, Internet Anywhere, Wide Area Network Anywhere, Intranet Anywhere, ISDN Anywhere and Bandwidth on Demand Anywhere are trademarks that belong to us. The name Impact ISP is a trademark that belongs to NetSat Express, Inc. This prospectus contains the names and trade names of other entities that are the properties of their respective owners.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)





                                       PERIOD FROM
                                       AUGUST 17,
                                          1994
                                       (INCEPTION)
                                         THROUGH                                                            SIX MONTHS ENDED
                                        JUNE 30,                   YEARS ENDED JUNE 30,                       DECEMBER 31,
                                      ------------ ----------------------------------------------------- -----------------------
                                          1995         1996         1997          1998          1999         1998        1999
                                      ------------ ------------ ------------ ------------- ------------- ------------ ----------
                                                                                                               (UNAUDITED)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues ............................   $     72     $ 13,476     $ 36,220     $58,105       $49,058       $ 25,175    $ 36,798
Costs of revenues ...................         58       11,238       32,060      49,532        43,516         21,919      31,885
                                        --------     --------     --------     -------       -------       --------    --------
Gross profit ........................         14        2,238        4,160       8,573         5,542          3,256       4,913
                                        --------     --------     --------     -------       -------       --------    --------
Operating expenses:
 Network operations .................         --           --           --          --           514            204         718
 Selling and marketing ..............        346        1,915        3,282       4,187         5,183          2,324       2,426
 Research and development ...........         --          712          649       1,188         1,325            550         355
 General and administrative .........        772        1,945        3,449       5,010         6,040          2,656       4,114
 Terminated acquisition costs .......         --           --           --          --           972            972          --
 Write-down of investments ..........         --           --           --          --           679             --          --
                                        --------     --------     --------     -------       -------       --------    --------
Total operating expenses ............      1,118        4,572        7,380      10,385        14,713          6,706       7,613
                                        --------     --------     --------     -------       -------       --------    --------
Loss from operations ................     (1,104)      (2,334)      (3,220)     (1,812)       (9,171)        (3,450)     (2,700)
Other income (expense):
 Interest income ....................         54          121          298       1,271           980            610         448
 Interest expense ...................        (15)         (32)         (22)         (5)           (1)          --          (317)
 Gain on sale of consolidated
   subsidiary's common stock.........         --           --           --          --            --             --       2,353
                                        --------     --------     --------     ---------     ---------     --------    --------
Loss before minority interests in
 operations of consolidated
 subsidiary .........................     (1,065)      (2,245)      (2,944)       (546)       (8,192)        (2,840)       (216)
Minority interests in operations
 of consolidated subsidiary .........         --           --          275          --            --             --         614
                                        --------     --------     --------     ---------     ---------     --------    --------
Net (loss) income ...................   $ (1,065)    $ (2,245)    $ (2,669)    $  (546)      $(8,192)      $ (2,840)   $    398
                                        ========     ========     ========     =========     =========     ========    ========
Basic net (loss) income
 per common share ...................                                          $ (0.06)      $ (0.90)      $  (0.31)   $   0.04
                                                                               =========     =========     ========    ========
Diluted net (loss) income
 per common share ...................                                          $ (0.06)      $ (0.90)      $  (0.31)   $   0.04
                                                                               =========     =========     ========    ========
Shares used in the calculation of
 basic net (loss) income
 per common share ...................                                            8,553         9,109          9,127       9,268
                                                                               =========     =========     ========    ========
Shares used in the calculation of
 diluted net (loss) income
 per common share ...................                                            8,553         9,109          9,127      10,157
                                                                               =========     =========     ========    ========
Pro forma basic and diluted net
 loss per common share
 (unaudited) ........................                             $  (0.44)
                                                                  ========
Shares used in the calculation of
 pro forma basic and diluted
 net loss per common share
 (unaudited) ........................                                6,086
                                                                  ========

     The following as adjusted balance sheet data gives effect to our sale of 2,000,000 shares of common stock in this offering at the assumed offering price of $35.25 per share, after deducting the underwriting discount and estimated offering expenses, and the application of the net proceeds from this offering.





                                                           AS OF DECEMBER 31, 1999
                                                          -------------------------
                                                            ACTUAL      AS ADJUSTED
                                                          ----------   ------------
                                                               (IN THOUSANDS)
                                                                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and equivalents ..................................    $23,071         88,690
Working capital .......................................     29,742         95,361
Total assets ..........................................     75,890        141,509
Long-term obligations .................................     12,416         12,416
Minority interests in consolidated subsidiary .........      1,963          1,963
Series A Participating Preferred stock of consolidated
 subsidiary ...........................................      5,000          5,000
Total stockholders' equity ............................     40,414        106,033

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock.


                         RISKS RELATED TO OUR BUSINESS


WE HAVE A HISTORY OF OPERATING LOSSES AND NEGATIVE CASH FLOW AND EXPECT OUR
   LOSSES TO CONTINUE.

     We have incurred significant net losses since we began operating in August 1994. We incurred net losses of $2.7 million during the fiscal year ended June 30, 1997, $0.5 million during the fiscal year ended June 30, 1998, and $8.2 million during the fiscal year ended June 30, 1999. Our net losses include net losses of $1.5 million during the fiscal year ended June 30, 1997, $1.7 million during the fiscal year ended June 30, 1998, and $2.1 million during the fiscal year ended June 30, 1999 for NetSat Express. As of December 31, 1999, our accumulated deficit was approximately $14.3 million. We anticipate that we will continue to incur net losses. Our ability to achieve and maintain profitability will depend upon our ability to generate significant revenues through new customer contracts and the expansion of our existing products and services, including our communications services. We cannot assure you that we will be able to obtain new customer contracts or generate significant additional revenues from those contracts or any new products or services that we introduce. Even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future.


RISKS ASSOCIATED WITH OPERATING IN INTERNATIONAL MARKETS COULD RESTRICT OUR ABILITY TO EXPAND GLOBALLY AND HARM OUR BUSINESS AND PROSPECTS.

     We market and sell our products and services in the United States and internationally. We anticipate that international sales will continue to account for a significant portion of our total revenues for the foreseeable future. We presently conduct our international sales in the following regions:
Africa, the Pacific Rim region, Australia, Central and South America, Eastern and Central Europe and the Middle East. There are some risks inherent in conducting our business internationally, including:

    o changes in regulatory requirements could restrict our ability to deliver services to our international customers;

    o export restrictions, tariffs, licenses and other trade barriers could prevent us from adequately equipping our network facilities;

    o differing technology standards across countries may impede our ability to integrate our products and services across international borders;

    o political and economic instability in international markets could impede our ability to deliver our services to customers and harm our financial results;

    o protectionist laws and business practices favoring local competition may give unequal bargaining leverage to key vendors in countries where competition is scarce, significantly increasing our operating costs;

    o increased expenses associated with marketing services in foreign countries;

    o decreases in value of foreign currency relative to the U.S. dollar;

    o relying on local subcontractors for installation of our products and services;

    o difficulties in staffing and managing foreign operations;

    o potentially adverse taxes;

    o complying with complex foreign laws and treaties; and

    o difficulties in collecting accounts receivable.

     These and other risks could impede our ability to manage our international business effectively, limit the future growth of our business, increase our costs and require significant management attention.


IF WE ARE NOT SUCCESSFUL IN SELLING OUR COMMUNICATIONS SERVICES TO OUR CUSTOMERS FOR WHOM WE HAVE HISTORICALLY PROVIDED SATELLITE GROUND SEGMENT SYSTEMS AND NETWORKS, OUR RESULTS OF OPERATIONS WILL BE HARMED.

     We have historically provided our customers with satellite ground segment systems and networks on a project basis. We currently market our communications services to our existing customers. These services not only provide the implementation of the satellite ground segment systems and networks but also provide the ongoing operation and maintenance of these services. If we are not successful in selling these communications services to our existing customers, it will harm our results of operations.


IF NETSAT EXPRESS DOES NOT EXECUTE ITS BUSINESS STRATEGY OR IF THE MARKET FOR ITS SERVICES FAILS TO DEVELOP OR DEVELOPS MORE SLOWLY THAN IT EXPECTS, OUR STOCK PRICE MAY BE ADVERSELY AFFECTED.

     NetSat Express' future revenues and results of operations are dependent on its execution of its business strategy and the development of the market for its current and future services. If NetSat Express does not execute its business strategy or execute it to the expectation level of public market analysts, these public market analysts may reduce the value they assign to NetSat Express. If the market for its current or future services fails to develop, or develops more slowly than it expects, then public market analysts may reduce the value they assign to NetSat Express. In the event these analysts, in either case, reduce the value they assign NetSat Express, it would have a material adverse affect on the market price of our stock.


CURRENCY DEVALUATIONS IN THE FOREIGN MARKETS IN WHICH WE OPERATE COULD DECREASE DEMAND FOR OUR PRODUCTS AND SERVICES.

     We denominate our foreign sales in U.S. dollars. Consequently, decreases in the value of local currencies relative to the U.S. dollar in the markets in which we operate, adversely affect the demand for our products and services by increasing the price of our products and services in the currencies of the countries in which they are sold. The difficult economic conditions in the Pacific Rim region, Russia and other international markets and the resulting foreign currency devaluations have led to a decrease in demand for our products and services and the decrease in bookings received by us from these and other foreign regions has adversely effected our results of operations for the fiscal year ended June 30, 1999 and the six months ended December 31, 1999. We expect that these negative trends will continue to adversely impact our results of operations.


YOU SHOULD NOT RELY ON OUR QUARTERLY OPERATING RESULTS AS AN INDICATION OF OUR FUTURE RESULTS BECAUSE THEY ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, AND IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS OR INVESTORS, OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY.

     Our future revenues and results of operations may significantly fluctuate due to a combination of factors, including:

    o the length of time needed to initiate and complete customer contracts;


    o delays in the booking of new contracts;


    o the demand for and acceptance of our existing products and services;

    o the cost of providing our products and services;

    o the introduction of new and improved products and services by us or our competitors;


    o market acceptance of new products and services;

    o the mix of revenue between our standard products, custom-built products and our communications services;

    o the level of demand for our existing products and services in developing countries with emerging markets for our services;

    o the timing of significant marketing programs;

    o our ability to hire and retain additional personnel;


    o the competition in our markets; and

    o general economic conditions in the United States and abroad, including the difficult economic conditions and currency devaluations in the Pacific Rim region, Russia and other international markets which have, and may continue to, adversely impact our quarterly results.

     Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that in future periods our results of operations may be below the expectations of public market analysts and investors, which could cause the trading price of our common stock to decline.


OUR MARKETS ARE HIGHLY COMPETITIVE AND WE HAVE MANY ESTABLISHED COMPETITORS, AND WE MAY LOSE MARKET SHARE AS A RESULT.

     The markets in which we operate are highly competitive and this competition could harm our ability to sell our products and services on prices and terms favorable to us. Our primary competitors in the satellite ground segment and networks services include vertically integrated satellite systems providers like Nippon Electric Corporation, and systems integrators like IDB Systems, a division of MCI WorldCom, Inc.


     In the communications services and Internet access services markets, we compete with other satellite communication companies who provide similar services, like Loral CyberStar, Inc. and PanAmSat Corporation, as well as other Internet services providers. In addition, we may compete with other communications services providers like Teleglobe, Inc. and MCI WorldCom. We anticipate that our competitors may develop or acquire services that provide functionality that is similar to that provided by our services and that those services may be offered at significantly lower prices or bundled with other services.


     These competitors have the financial resources to withstand substantial price competition and may be in a better position to endure difficult economic conditions in the Pacific Rim region, Russia and other international markets, and may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations.

     The markets in which we operate have limited barriers to entry and we expect that we will face additional competition from existing competitors and new market entrants in the future. Moreover, our current and potential competitors have established or may establish strategic relationships among themselves or with third parties to increase the ability of their products and services to address the needs of our current and prospective customers. Existing and new competitors with their potential strategic relationships may rapidly acquire significant market share, which would harm our business and financial condition.


IF THE SATELLITE COMMUNICATIONS INDUSTRY FAILS TO CONTINUE TO DEVELOP OR NEW TECHNOLOGY MAKES IT OBSOLETE, OUR BUSINESS AND FINANCIAL CONDITION WILL BE HARMED.

     Our business is dependent on the continued success and development of satellite communications technology, which competes with terrestrial communications transport technologies like terrestrial microwave, coaxial cable and fiber optic communications systems. If the satellite communications industry fails to continue to develop, or any technological development significantly improves the cost or efficiency of competing terrestrial systems relative to satellite systems, then our business and financial condition would be materially harmed.

WE MAY BE UNABLE TO RAISE ADDITIONAL FUNDS TO MEET OUR CAPITAL REQUIREMENTS IN
   THE FUTURE.



     We have incurred negative cash flows from operations in each year since our inception. We believe that our available cash resources, together with the proceeds of this offering, will be sufficient to meet our working capital and capital expenditure requirements through March 2001. However, our future liquidity and capital requirements are difficult to predict, as they depend on numerous factors, including the success of our existing product and services offerings as well as competing technological and market developments. We may need to raise additional funds in order to meet additional working capital requirements and to support additional capital expenditures. Should this need arise, additional funds may not be available when needed and, even if additional funds are available, we may not find the terms favorable or commercially reasonable. If adequate funds are unavailable, we may be required to delay, reduce or eliminate some of our operating activities, including marketing programs, hiring of additional personnel and research and development programs. If we raise additional funds by issuing equity securities, our existing stockholders will own a smaller percentage of our capital stock and new investors may pay less on average for their securities than, and could have rights superior to, existing stockholders. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" for a more complete description of our historical financial condition, results of operations and liquidity.



WE RELY ON OUR RELATIONSHIPS WITH RESELLERS IN DEVELOPING COUNTRIES WITH EMERGING MARKETS FOR SALES OF OUR PRODUCTS AND SERVICES AND THE LOSS OR FAILURE OF ANY OF THESE RELATIONSHIPS MAY HARM OUR ABILITY TO MARKET AND SELL OUR SERVICES.


     We intend to provide our products and services and NetSat Express' services almost entirely in developing countries where we have little or no market experience. We intend to rely on resellers in those markets to provide their expertise and knowledge of the local regulatory environment in order to make access to customers in emerging markets easier. If we are unable to maintain these relationships, or develop new ones in other emerging markets, our ability to enter into and compete successfully in developing countries would be adversely affected.


A LIMITED NUMBER OF CUSTOMERS ACCOUNT FOR A HIGH PERCENTAGE OF OUR REVENUE, AND THE LOSS OF A KEY CUSTOMER WOULD ADVERSELY AFFECT OUR REVENUES, BUSINESS AND FINANCIAL CONDITION.


     We rely on a small number of customers for a large portion of our revenues and expect that a significant portion of our revenues will continue to be derived from a limited number of customers. For the six months ended December 31, 1999, four customers accounted for approximately 29.8% of our total revenues. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from large contracts with a small number of customers. As a result of this concentration of our customer base, a loss of or decrease in business from one or more of these customers would materially adversely affect our revenues and financial condition.


OUR INABILITY TO EFFECTIVELY MANAGE OUR GROWTH AND EXPANSION COULD SERIOUSLY HARM OUR ABILITY TO EFFECTIVELY RUN OUR BUSINESS.


     Since our inception, we have continued to increase the scope of our operations. This growth has placed, and our anticipated growth will continue to place, a significant strain on our personnel, management, financial and other resources. Any failure to manage our growth effectively could seriously harm our ability to respond to customers, monitor the quality of our products and services and maintain the overall efficiency of our operations. In order to continue to pursue the opportunities presented by our satellite-based communications services, we plan to continue to hire a significant number of key officers and other employees and to increase our operating expenses by broadening our customer support capabilities, expanding our sales and marketing operations and improving our operating and financial systems. If we fail to manage any future growth in an efficient manner, and at a pace consistent with our business, our revenues, financial condition and business will be harmed.

WE ANTICIPATE SIGNIFICANT REVENUES FROM OUR SIRIUS SATELLITE RADIO CONTRACT AND A MODIFICATION OR TERMINATION OF THIS CONTRACT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES AND FINANCIAL CONDITION.

     We have an agreement with Sirius Satellite Radio, Inc. to provide equipment for their satellite radio transmission system, which we expect to generate substantial revenues. Sirius Satellite Radio anticipates beginning operations of its system at the end of the fourth quarter of 2000. If it is unable to implement its plan to build a nationwide radio broadcast system, the market for digital radio declines, or Sirius Satellite Radio modifies or terminates its agreement with us, our financial condition and results of operations would be harmed.


WE ARE PAID A FIXED PRICE IN MOST OF OUR CUSTOMER CONTRACTS, AND ANY VARIATION BETWEEN THE FIXED PRICE AND THE ACTUAL COST OF PERFORMANCE MAY HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     A majority of our customer contracts are on a fixed-price basis. The profitability of these contracts is subject to inherent uncertainties in the cost of performance, including costs related to unforeseen obstacles and unexpected problems encountered in engineering, design, implementation and testing of our products and services. Because a significant portion of our revenues is dependent upon a small number of customers, if the fixed price is significantly less than the actual cost of performance on any one contract, our financial condition and results of operations could be adversely affected.


IF OUR PRODUCTS AND SERVICES ARE NOT ACCEPTED IN DEVELOPING COUNTRIES WITH EMERGING MARKETS, OUR REVENUES WILL BE IMPAIRED.

     We anticipate that a substantial portion of the growth in the demand for our products and services will come from customers in developing countries due to a lack of basic communications infrastructure in these countries. However, we cannot guarantee an increase in the demand for our products and services in developing countries or that customers in these countries will accept our products and services at all. Our ability to penetrate emerging markets in developing countries is dependent upon various factors including:

    o the speed at which communications infrastructure, including terrestrial microwave, coaxial cable and fiber optic communications systems, which compete with satellite-based services, is built;

    o the effectiveness of our local resellers and sales representatives in marketing and selling our products and services; and

    o the acceptance of our products and services by customers.

     If our products and services are not accepted, or the market potential we anticipate does not develop, our revenues will be impaired.


WE DEPEND UPON CERTAIN KEY PERSONNEL AND MAY NOT BE ABLE TO RETAIN THESE EMPLOYEES OR RECRUIT ADDITIONAL QUALIFIED PERSONNEL, WHICH WOULD HARM OUR BUSINESS.

     Our future performance depends on the continued service of our key technical, managerial and marketing personnel. In particular, we are highly dependent on our management team, including David Hershberg, Kenneth Miller, Marni Ehrlich, Burt Liebowitz, Steven Yablonski and Don Woodring. The employment of any of our key personnel could cease at any time.

     Our future success depends upon our ability to attract, retain and motivate highly-skilled employees. Because the competition for qualified employees among companies in the satellite communications industry and the networking industry is intense, we may not be successful in recruiting or retaining qualified personnel, which would harm our business.

UNAUTHORIZED USE OF OUR INTELLECTUAL PROPERTY BY THIRD PARTIES MAY DAMAGE OUR BUSINESS.

     We regard our trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may damage our business. We rely on trademark, trade secret and patent protection and contracts including confidentiality and license agreements with our employees, customers, strategic collaborators, consultants and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Failure to maintain protection of our intellectual property for any reason could have a materially adverse effect on our business.


     We currently have been granted two patents in the United States for remote access to the Internet using satellites and for satellite communication with automatic frequency control. We also have a patent pending in the United States. We also intend to seek further patents on our technology, if appropriate. We cannot assure you that patents will be issued for any of our pending or any future applications or that any claims allowed from such applications will be of sufficient scope, or be issued in all countries where our products and services can be sold, to provide meaningful protection or any commercial advantage to us. Also, our competitors may be able to design around our patents. The laws of some foreign countries in which our products and services are or may be developed, manufactured or sold may not protect our products and services or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products and services more likely.

     We have filed applications for trademark registration of Globecomm Systems Inc. in the United States and various other countries and have received trademark registrations for NetSat Express in the United States, the European Community, Russia and Brazil. We intend to seek registration of other trademarks and service marks in the future. We cannot assure you that registrations will be granted from any of our pending or future applications, or that any registrations that are granted will prevent others from using similar trademarks in connection with related goods and services.


DEFENDING AGAINST INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS COULD BE TIME CONSUMING AND EXPENSIVE, AND IF WE ARE NOT SUCCESSFUL, COULD CAUSE SUBSTANTIAL EXPENSES AND DISRUPT OUR BUSINESS.


     We cannot be sure that the products, services, technologies, and advertising we employ in our business do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability and/or may materially disrupt the conduct of, or necessitate the cessation of, our business.


THROUGH ITS OWNERSHIP, OUR OFFICERS AND DIRECTORS AND THEIR AFFILIATES MAY BE ABLE TO EXERT SUBSTANTIAL INFLUENCE OVER OUR MANAGEMENT.



     As of February 29, 2000, our officers and directors, and their affiliates beneficially own approximately 1.7 million shares, constituting approximately 17% of our outstanding common stock. These stockholders, acting together, may be able to exert significant influence over the election of directors and other corporate actions requiring stockholder approval.



WE MAY NOT BE ABLE TO KEEP PACE WITH TECHNOLOGICAL CHANGES WHICH WOULD MAKE OUR PRODUCTS AND SERVICES BECOME NON-COMPETITIVE AND OBSOLETE.


     The telecommunications industry, including satellite-based communications services and Internet access services, is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new products and services or enhancements to existing products and services in a timely manner or in response to changing market conditions or customer requirements, our products and services would become non-competitive and obsolete, which would harm our business, results of operations and financial condition.

WE DEPEND ON OUR SUPPLIERS, SOME OF WHICH ARE OUR SOLE OR A LIMITED SOURCE OF SUPPLY, AND THE LOSS OF THESE SUPPLIERS WOULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     We currently obtain most of our critical components and services from single or limited sources and generally do not maintain significant inventories or have long-term or exclusive supply contracts with our source vendors. We have from time to time experienced delays in receiving products from vendors due to lack of availability, quality control or manufacturing problems, shortages of materials or components or product design difficulties. We may experience delays in the future and replacement services or products may not be available when needed, or at all, or at commercially reasonable rates or prices. If we were to change some of our vendors, we would have to perform additional testing procedures on the service or product supplied by the new vendors, which would prevent or delay the availability of our products and services. Furthermore, our costs could increase significantly if we need to change vendors. If we do not get timely deliveries of quality products and services, or if there are significant increases in the prices of these products or services, it could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE UNABLE TO LEASE TRANSPONDER SPACE ON SATELLITES WHICH COULD LIMIT OUR ABILITY TO PROVIDE OUR SERVICES TO OUR CUSTOMERS.


     We and NetSat Express lease transponder space on satellites in order to provide communications and Internet services to our customers and the customers of NetSat Express. The supply of transponder space serving a geographic region on earth is limited by the number of satellites that are in orbit above that geographic region. If companies that own and deploy satellites in orbit underestimate the demand for transponder space in a given geographic area or they are simply unable to build and launch enough satellites to keep up with increasing demand, the price for leasing transponder space could rise, increasing our cost of operations or we simply may not be able to lease enough transponder space to meet the demands of our customers. We currently anticipate that the rapid growth in the demand for satellite-based communications in the Pacific Rim region could lead to a short-term shortage of transponder space in that region.


WE RELY ON NETSAT EXPRESS, OUR MAJORITY-OWNED SUBSIDIARY, FOR OUR MAIN SUPPLY OF TRANSPONDER SPACE ON SATELLITES. IF THEIR BUSINESS FAILS OR WE ARE OTHERWISE UNABLE TO CONTINUE TO RELY ON THEM FOR THIS SUPPLY, OUR BUSINESS MAY BE HARMED.


     We currently depend on NetSat Express for a majority of our transponder space on satellites. We do not have a long-term agreement in place with NetSat Express, as most of our needs are filled on a purchase order basis. If NetSat Express is unable to develop its business or if we are unable to continue to rely on their supply for transponder space, then we will have to find alternative suppliers. If we are unable to find another supplier of transponder space or if we are unable to find one on terms favorable to us, then our business may be harmed.


OUR NETWORK MAY EXPERIENCE SECURITY BREACHES WHICH COULD DISRUPT OUR SERVICES.

     Our network infrastructure may be vulnerable to computer viruses, break-ins, denial of service attacks and similar disruptive problems caused by our customers or other Internet users. Computer viruses, break-ins, denial of service attacks or other problems caused by third parties could lead to interruptions, delays or cessation in service to our customers. There currently is no existing technology that provides absolute security, and the cost of minimizing these security breaches could be prohibitively expensive. We may face liability to customers for such security breaches. Furthermore, these incidents could deter potential customers and adversely affect existing customer relationships.


SATELLITES UPON WHICH WE RELY MAY BE DAMAGED OR LOST, OR MALFUNCTION.

     The damage, loss or malfunction of any of the satellites used by us, or a temporary or permanent malfunction of any of the satellites upon which we rely, would likely result in the interruption of our satellite-based communications services. This interruption would have a material adverse effect on our business, results of operations and financial condition.

PROBLEMS RESULTING FROM THE YEAR 2000 PROBLEM COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS AND SERVICES OR REQUIRE US TO REDIRECT OUR RESOURCES.

     Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately distinguish 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective in preventing any problems. Computer experts have warned that there may still be residual consequences of the change in centuries and any such difficulties could result in a decrease in sales of our products and services, an increase in allocation of resources to address Year 2000 problems of our customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to such Year 2000 problems.



                     RISKS RELATED TO GOVERNMENT APPROVALS


WE ARE SUBJECT TO MANY GOVERNMENT REGULATIONS, AND FAILURE TO COMPLY WITH THEM
                        WILL HARM OUR BUSINESS.

     OPERATIONS AND USE OF SATELLITES

     We are subject to various federal laws and regulations which may have negative effects on our business. We operate earth stations in Hauppauge, New York, subject to the Communications Act of 1934, as amended, and the rules and regulations of the Federal Communications Commission, or FCC. Pursuant to the Act and rules, we have obtained and are required to maintain radio transmission licenses from the FCC for both domestic and foreign operations of our earth stations. These licenses should be renewed by the FCC in the normal course as long as we are in compliance with the FCC rules and regulations. However, we cannot guarantee that additional licenses will be granted by the FCC when our existing licenses expire, nor are we assured that the FCC will not adopt new or modified technical requirements that will require us to incur expenditures to modify or upgrade our equipment as a condition of retaining our licenses.

     We are also required to comply with FCC regulations regarding the exposure of humans to radio frequency radiation from our earth stations. These regulations, as well as local land use regulations, restrict our freedom to choose where to locate our earth stations.

     FOREIGN OWNERSHIP

     We may, in the future, be required to seek FCC approval for foreign ownership if we operate as a common carrier and ownership of our stock exceeds the specified criteria. Failure to comply with these policies may result in an order to divest the offending foreign ownership, fines, denial of license renewal, and/or license revocation proceedings against the licensee by the FCC.


     FOREIGN REGULATIONS

     Regulatory schemes in countries in which we may seek to provide NetSat Express' services may impose impediments on our operations. Some countries in which we intend to operate have telecommunications laws and regulations that do not currently contemplate technical advances in telecommunications technology like Internet/intranet transmission by satellite. We cannot assure you that the present regulatory environment in any of those countries will not be changed in a manner which may have a material adverse impact on our business. Either we or our local partners typically must obtain authorization for each country in which we provide our satellite-delivered data communications services. The regulatory schemes in each country are different, and thus there may be instances of noncompliance of which we are not aware. We cannot assure you that our licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities, or that necessary licenses and approvals will be granted on a timely basis in all jurisdictions in which we wish to offer our products and services or that applicable restrictions will not be unduly burdensome.

     REGULATION OF THE INTERNET

     Due to the increasing popularity and use of the Internet it is possible that a number of laws and regulations may be adopted at the local, national or international levels with respect to the Internet, covering issues including user privacy and expression, pricing of products and services, taxation, advertising, intellectual property rights, information security or the convergence of traditional communication services with Internet communications. It is anticipated that a substantial portion of our Internet operations will be carried out in countries which may impose greater regulation of the content of information coming into the country than that which is generally applicable in the United States, for example, privacy regulations in Europe and content restrictions in countries like the Republic of China. To the extent that we provide content as a part of our Internet services, it will be subject to laws regulating content. Moreover, the adoption of laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our Internet services or increase our cost of doing business or in some other manner have a material adverse effect on our business, operating results and financial condition. In addition, the applicability to the Internet of existing laws governing issues including property ownership, copyrights and other intellectual property issues, taxation, libel and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for our products and services, could increase our cost of doing business as a result of costs of litigation or increased product development costs, or could in some other manner have a material adverse effect on our business, financial condition and results of operations.

     TELECOMMUNICATIONS TAXATION, SUPPORT REQUIREMENTS, AND ACCESS CHARGES

     All telecommunications carriers providing domestic services in the United States are required to contribute a portion of their gross revenues for the support of universal telecommunications services; and some telecommunications services are subject to special taxation and to contribution requirements to support services to special groups, like persons with disabilities. Our services may be subject to new or increased taxes and contribution requirements that could affect our profitability, particularly if we are not able to pass them through to customers for either competitive or regulatory reasons.

     Internet services are currently exempt from charges that long distance telephone companies pay for access to the networks of local telephone companies in the United States. Efforts have been made from time to time, and may be made again in the future, to eliminate this exemption. If these access charges are imposed on telephone lines used to reach Internet service providers, and/or if flat rate telephone services for Internet access are eliminated or curtailed, the cost to customers who access our satellite facilities using telephone company-provided facilities could increase to an extent that could discourage the demand for our services. Likewise, the demand for our services in other countries may be affected by the availability and cost of local telephone or other telecommunications facilities to reach our facilities.

     EXPORT OF TELECOMMUNICATIONS EQUIPMENT

     The sale of our ground segment systems, networks, and communications services outside the United States is subject to compliance with the regulations of the United States Export Administration Regulations. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position. In addition, in order to ship our products into other countries, the products must satisfy the technical requirements of that particular country. If we were unable to comply with these requirements with respect to a significant quantity of our products, our sales in those countries could be restricted, which could have a material adverse effect on our business, financial condition and results of operations.

                         RISKS RELATED TO THE OFFERING

OUR STOCK PRICE IS HIGHLY VOLATILE.

     Our stock price has fluctuated substantially since our initial public offering, which was completed in August 1997. The market price for our common stock, like that of the securities of many telecommunications and high technology industry companies, is likely to remain volatile based on many factors, including the following:


    o quarterly variations in operating results;

    o announcements of new technology, products or services by us or any of our competitors;

    o acceptance of satellite-based communication services and Internet access services in developing countries with emerging markets;

    o changes in financial estimates or recommendations by security analysts;
      or

    o general market conditions.


     In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management's attention and resources, which could significantly harm our business.


     NetSat Express has announced its intentions to make an initial public offering of shares of its common stock. Because we own a large percentage of the shares of NetSat Express, an adverse change in the market price of NetSat Express' common stock, whether or not it accurately reflects the financial performance or prospects of NetSat Express, may affect the market price of our common stock. In addition, any perceived delay or actual postponement of an initial public offering of NetSat Express' common stock may adversely affect the market price of our common stock. We currently report in our consolidated financial statements the operations of NetSat Express. The timing and size of NetSat Express' anticipated offering is dependent on market conditions and other factors. If NetSat Express completes its anticipated initial public offering, our equity ownership may decrease to a percentage that would cause us to no longer consolidate the financial position and results of operations of NetSat Express. Therefore, we may in the future report our financial statements without consolidating the financial statements of NetSat Express. If public market analysts view this change in our financial statement reports negatively, it could have a material adverse affect on the market price of our stock.


WE MAY SPEND THE NET PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.


     We will have broad discretion as to the use of the net proceeds of this offering. Accordingly, investors in this offering will be relying on management's judgment with only limited information about our specific intentions regarding the use of proceeds. We may spend most of the net proceeds from this offering in ways with which you may not agree. Our failure to apply these funds effectively could have a material and adverse effect on our business, results of operations and financial condition.

A THIRD PARTY COULD BE PREVENTED FROM ACQUIRING YOUR SHARES OF STOCK AT A PREMIUM TO THE MARKET PRICE BECAUSE OF OUR ANTI-TAKEOVER PROVISIONS.

     Various provisions with respect to votes in the election of directors, special meetings of stockholders, and advance notice requirements for stockholder proposals and director nominations of our amended and restated certificate of incorporation, bylaws and Section 203 of the General Corporation Laws of the State of Delaware could make it more difficult for a third party to acquire us, even if doing so might be beneficial to you and our other stockholders. In addition, we have a poison pill in place that could make an acquisition of us by a third party more difficult.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS



     This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections on "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."


     In some cases, you can identify forward-looking statements by terms like "intends," "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" or "continue" or other terms of or the negative of those forms or other comparable terms. Our forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These factors are discussed in more detail elsewhere in this prospectus, including under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Because of these uncertainties, you should not place undue reliance on our forward-looking statements. We do not intend to update any of these factors or to publicly announce the result of any revisions to any of our forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


     We estimate that the net proceeds we will receive from the sale of 2,000,000 shares of common stock will be approximately $65.6 million after deducting underwriting discounts and offering expenses, or approximately $71.9 million if the underwriters fully exercise their over-allotment option.


     We expect to use the net proceeds of this offering as follows:

    o a revolving credit facility for up to $15 million to NetSat Express, our majority-owned subsidiary, for its working capital and general corporate purposes;

    o for working capital; and

    o for general corporate purposes.

     We are not currently in negotiations to acquire any products or companies. We will have broad discretion to use the unspecified proceeds as we see fit.



     Based upon the current plans, we believe that the net proceeds from this offering, together with interest thereon, and our existing capital resources will satisfy our capital requirements through March 2001.



     Pending such uses, we intend to invest the net proceeds in interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States or its agencies.


                                DIVIDEND POLICY


     We have not declared or paid cash dividends on our common stock in the past and do not intend to pay dividends on our common stock in the foreseeable future.

                                CAPITALIZATION



     The following table sets forth our capitalization as of December 31, 1999 and as adjusted to reflect the sale of 2,000,000 shares of common stock pursuant to this offering, assuming an offering price of $35.25 and after deducting the estimated underwriting discounts and offering expenses. This table should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in the prospectus.





                                                                             DECEMBER 31, 1999
                                                                        ---------------------------
                                                                           ACTUAL       AS ADJUSTED
                                                                        ------------   ------------
                                                                        (IN THOUSANDS EXCEPT SHARE
                                                                                   DATA)
                                                                                (UNAUDITED)
Capital lease obligations ...........................................    $  11,111       11,111
Minority interests in consolidated subsidiary .......................        1,963        1,963
Series A Participating Preferred stock of consolidated subsidiary, at
 redemption value ...................................................        5,000        5,000
Stockholders' equity:
 Preferred stock, $0.001 par value; 3,000,000 shares authorized:
   Class A Convertible, shares issued and outstanding: none .........           --           --
   Class B Convertible, shares issued and outstanding: none .........           --           --
   Series A Junior Participating, shares issued and outstanding:
    none ............................................................           --           --
 Common stock, $0.001 par value, 22,000,000 shares authorized,
   shares issued: 9,712,988 .........................................           10           12
 Additional paid-in capital .........................................       55,781      121,398
 Accumulated deficit ................................................      (14,319)     (14,319)
 Deferred compensation ..............................................         (255)        (255)
 Treasury stock at cost, 139,638 shares .............................         (803)        (803)
                                                                         ---------     --------
Total stockholders' equity ..........................................       40,414      106,033
                                                                         ---------     --------
Total capitalization ................................................    $  58,488     $124,107
                                                                         =========     ========


     Excludes 1,649,636 shares of common stock issuable upon exercise of options outstanding as of February 29, 2000 at a weighted average exercise price of $9.56 per share, and 57,325 shares of common stock issuable upon the exercise of warrants, all with an exercise price of $8.07 per share.

                                    DILUTION



     Our net tangible book value as of December 31, 1999 was approximately
$39.7 million, or $4.14 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale by us of 2,000,000 shares of common stock offered by this prospectus at an assumed offering price of $35.25 per share and after deducting underwriting discounts and commissions and estimated offering expenses, the net tangible book value at December 31, 1999 would have been approximately $105.3 million, or $9.10 per share. This represents an immediate increase in net tangible book value of $4.96 per share to existing stockholders and an immediate dilution of $26.15 per share to new investors in this offering, as illustrated by the following table:




      Assumed public offering price per share ..................................                 $ 35.25
      Net tangible book value per share before the offering . . . . . . . . . .    $ 4.14
      Increase per share attributable to new investors . . . . . . . . . . . .       4.96
                                                                                   ------
      Pro forma net tangible book value per share after the offering . . . . .                      9.10
                                                                                                 --------
      Net tangible book value dilution per share to new investors . . . . . . .                  $ 26.15
                                                                                                 ========

                      SELECTED HISTORICAL FINANCIAL DATA



     Our selected historical financial data as of and for each of the five years in the period ended June 30, 1999 have been derived from our audited financial statements. Our selected historical financial data as of and for the six months ended December 31, 1998 and 1999 were derived from our unaudited condensed financial statements. We believe that the unaudited financial data fairly reflects our results of operations and financial condition for the respective periods. In the table below, shares used in the calculation of pro forma basic and diluted net loss were computed on the basis described in the Notes to the Consolidated Financial Statements. EBITDA represents earnings before minority interests in operations of our consolidated subsidiary, interest income, interest expense, net income taxes, depreciation and amortization expense, and a non-recurring gain or sale of consolidated subsidiary's common stock. EBITDA does not represent cash flows defined by generally accepted accounting principles and does not necessarily indicate that our cash flows are sufficient to fund all of our cash needs. EBITDA is a financial measure commonly used in our industry and should not be considered in isolation or as a substitute for net income, cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. EBITDA may not be comparable to other similarly titled measures of other companies. We record an order in backlog when it receives a firm contract or purchase order which identifies product quantities, sales price, service dates and delivery dates. Backlog represents the amount of unrecorded revenue on undelivered orders and services to be provided and a percentage of revenues from sales of products that have been shipped but have not been shipped but have been accepted by the customer. Our backlog at any given time is not necessarily indicative of future period revenues.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)





                                         PERIOD FROM
                                         AUGUST 17,
                                            1994
                                         (INCEPTION)
                                           THROUGH                    YEARS ENDED JUNE 30,
                                          JUNE 30,   -----------------------------------------------------
                                            1995         1996         1997          1998          1999
                                        ------------ ------------ ------------ ------------- -------------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues ..............................   $     72     $ 13,476     $ 36,220     $58,105       $49,058
Costs of revenues .....................         58       11,238       32,060      49,532        43,516
                                          --------     --------     --------     -------       -------
Gross profit ..........................         14        2,238        4,160       8,573         5,542
                                          --------     --------     --------     -------       -------
Operating expenses:
 Network operations ...................         --           --           --          --           514
 Selling and marketing ................        346        1,915        3,282       4,187         5,183
 Research and development .............         --          712          649       1,188         1,325
 General and administrative ...........        772        1,945        3,449       5,010         6,040
 Terminated acquisition costs .........         --           --           --          --           972
 Write-down of investments ............         --           --           --          --           679
                                          --------     --------     --------     -------       -------
Total operating expenses ..............      1,118        4,572        7,380      10,385        14,713
                                          --------     --------     --------     -------       -------
Loss from operations ..................     (1,104)      (2,334)      (3,220)     (1,812)       (9,171)
Other income (expense):
 Interest income ......................         54          121          298       1,271           980
 Interest expense .....................        (15)         (32)         (22)         (5)           (1)
 Gains on sale of consolidated
   subsidiary's common stock ..........         --           --           --          --            --
                                          --------     --------     --------     ---------     ---------
Loss before minority interests in
 operations of consolidated
 subsidiary ...........................     (1,065)      (2,245)      (2,944)       (546)       (8,192)
Minority interests in operations of
 consolidated subsidiary ..............         --           --          275          --            --
                                          --------     --------     --------     ---------     ---------
Net (loss) income .....................   $ (1,065)    $ (2,245)    $ (2,669)    $  (546)      $(8,192)
                                          ========     ========     ========     =========     =========
Basic net (loss) income per
 common share .........................                                          $ (0.06)      $ (0.90)
                                                                                 =========     =========
Diluted net (loss) income per
 common share .........................                                          $ (0.06)      $ (0.90)
                                                                                 =========     =========
Shares used in the calculation of
 basic net (loss) income per
 common share .........................                                            8,553         9,109
                                                                                 =========     =========
Shares used in the calculation of
 diluted net (loss) income per
 common share .........................                                            8,553         9,109
                                                                                 =========     =========
Pro forma basic and diluted net loss
 per common share (unaudited) .........                             $  (0.44)
                                                                    ========
Shares used in the calculation of
 pro forma basic and diluted net
 loss per common share
 (unaudited) ..........................                                6,086
                                                                    ========



                                           SIX MONTHS ENDED
                                             DECEMBER 31,
                                        -----------------------
                                            1998        1999
                                        ------------ ----------
                                              (UNAUDITED)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues ..............................   $ 25,175    $ 36,798
Costs of revenues .....................     21,919      31,885
                                          --------    --------
Gross profit ..........................      3,256       4,913
                                          --------    --------
Operating expenses:
 Network operations ...................        204         718
 Selling and marketing ................      2,324       2,426
 Research and development .............        550         355
 General and administrative ...........      2,656       4,114
 Terminated acquisition costs .........        972          --
 Write-down of investments ............         --          --
                                          --------    --------
Total operating expenses ..............      6,706       7,613
                                          --------    --------
Loss from operations ..................     (3,450)     (2,700)
Other income (expense):
 Interest income ......................        610         448
 Interest expense .....................         --        (317)
 Gains on sale of consolidated
   subsidiary's common stock ..........         --       2,353
                                          --------    --------
Loss before minority interests in
 operations of consolidated
 subsidiary ...........................     (2,840)       (216)
Minority interests in operations of
 consolidated subsidiary ..............         --         614
                                          --------    --------
Net (loss) income .....................   $ (2,840)   $    398
                                          ========    ========
Basic net (loss) income per
 common share .........................   $  (0.31)   $   0.04
                                          ========    ========
Diluted net (loss) income per
 common share .........................   $  (0.31)   $   0.04
                                          ========    ========
Shares used in the calculation of
 basic net (loss) income per
 common share .........................      9,127       9,268
                                          ========    ========
Shares used in the calculation of
 diluted net (loss) income per
 common share .........................      9,127      10,157
                                          ========    ========
Pro forma basic and diluted net loss
 per common share (unaudited) .........
Shares used in the calculation of
 pro forma basic and diluted net
 loss per common share
 (unaudited) ..........................

                                  PERIOD FROM
                                  AUGUST 17,
                                     1994
                                  (INCEPTION)                                                         SIX MONTHS ENDED
                                    THROUGH                   YEARS ENDED JUNE 30,                       DECEMBER 31,
                                   JUNE 30,   --------------------------------------------------- ------------------------
                                     1995         1996         1997         1998         1999         1998         1999
                                 ------------ ------------ ------------ ------------ ------------ ------------ -----------
                                                                                                        (UNAUDITED)
OTHER CONSOLIDATED OPERATING
 DATA:
EBITDA .........................   $ (1,036)    $ (2,141)    $ (2,858)    $ (1,096)    $ (7,904)    $ (2,638)   $ (1,592)
Cash flows used in operating
 activities ....................       (454)      (2,510)      (1,958)      (5,678)      (4,408)      (1,335)     (3,133)
Cash flows (used in) provided by
 investing activities ..........       (593)      (1,714)      (8,221)      (7,342)      (4,435)      (3,082)      3,761
Cash flows provided by (used in)
 financing activities ..........      4,554        4,151       11,908       29,198         (555)        (562)     10,499
Capital expenditures ...........        437          339        6,765        3,678        3,818        1,152       2,393
Backlog at end of period .......      7,716       11,588       40,807       43,572       63,746       46,388      76,257



                                                                 JUNE 30,                           DECEMBER 31,
                                            --------------------------------------------------- ---------------------
                                               1995      1996      1997      1998       1999       1998       1999
                                            --------- --------- --------- ---------- ---------- ---------- ----------
                                                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents .................  $3,507    $3,435    $ 5,164   $21,342    $11,944    $16,363    $23,071
Working capital ...........................   2,663     4,727      6,379    31,461     19,450     26,588     29,742
Total assets ..............................   6,375     9,503     33,286    58,619     58,010     57,159     75,890
Long-term liabilities .....................     109        74         18        --         --         --     12,416
Minority interests ........................      --        --         --        --         --         --      1,963
Series A Participating Preferred
 stock of consolidated subsidiary .........      --        --         --        --         --         --      5,000
Total stockholders' equity ................   3,207     5,730     15,996    44,014     36,257     40,666     40,414

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     You should read the following management's discussion and analysis in conjunction with our consolidated financial statements and related notes included in this prospectus.


OVERVIEW


     Since our inception, substantially all of our revenue has been generated by our ground segment systems and networks and communications services business. Contracts for these ground segment systems and networks and communications services have been fixed-price contracts in virtually all cases. Profitability of such contracts is subject to inherent uncertainties as to the cost of performance. In addition to possible errors or omissions in making initial estimates, cost overruns may be incurred as a result of unforeseen obstacles including both physical conditions and unexpected problems encountered in engineering design and testing. Since our business may at times be concentrated in a limited number of large contracts, a significant cost overrun on any contract could have a material adverse effect on our business, financial condition and results of operations. The period from contract award through installation of ground segment systems and networks and communications services supplied by us generally requires from three to 12 months. We use the percentage of completion method of accounting for contract revenues, upon the achievement of various milestones. Accordingly, most of the revenue from sales of products is typically recognized when the product is shipped, with the balance recognized at the time of acceptance by the customer. Revenues from providing satellite-based communications services are recognized at the time the service is performed. Costs of revenues are generally recorded based on the relationship of the amount of projected final costs to the percentage of revenue recorded for the specific contract.


     Costs of revenues consist primarily of the costs of purchased material, direct labor and related overhead expenses, project-related travel, living costs and subcontractor salaries. In addition, cost of revenues relating to Internet access service fees consists primarily of satellite space segment charges and Internet connectivity fees. Network operations expenses consist primarily of costs associated with the operation of NetSat Express' network operations center on a twenty-four hour a day, seven day a week basis including personnel and related costs. Selling and marketing expenses consist primarily of salaries, travel and living costs for sales and marketing personnel. Research and development expenses consist primarily of salaries and related overhead expenses paid to engineers. General and administrative expenses consist of expenses associated with our management, accounting, contract and administrative functions. We anticipate that research and development will increase and network operations, selling and marketing and general and administrative expenses will continue to increase during the next several years due to expected increases in personnel and related expenses to support our increasing service base.

RESULTS OF OPERATIONS

     The following table sets forth some operating data as a percentage of total revenues for the periods indicated:



                                                                                    SIX MONTHS ENDED DECEMBER
                                                   YEARS ENDED JUNE 30,                        31,
                                          ---------------------------------------   -------------------------
                                              1997          1998          1999          1998          1999
                                          -----------   -----------   -----------   -----------   -----------
PERCENTAGE OF TOTAL REVENUES:
Revenues ..............................      100.0%        100.0%        100.0%        100.0%         100.0%
Costs of revenues .....................       88.5          85.2          88.7          87.1           86.6
                                             -----         -----         -----         -----          -----
Gross profit ..........................       11.5          14.8          11.3          12.9           13.4
Operating expenses:
 Network operations ...................         --            --           1.0           0.8            2.0
 Selling and marketing ................        9.1           7.2          10.6           9.2            6.6
 Research and development .............        1.8           2.1           2.7           2.2            0.9
 General and administrative ...........        9.5           8.6          12.3          10.5           11.2
 Terminated acquisition costs .........         --            --           2.0           3.9             --
 Write-down of investments ............         --            --           1.4            --             --
                                             -----         -----         -----         -----          -----
Total operating expenses ..............       20.4          17.9          30.0          26.6           20.7
                                             -----         -----         -----         -----          -----
Loss from operations ..................      ( 8.9)        ( 3.1)        (18.7)        (13.7)         ( 7.3)
Other income (expense):
 Interest income ......................        0.8           2.2           2.0           2.4            1.2
 Interest expense .....................         --            --            --            --          ( 0.9)
 Gain on sale of consolidated
   subsidiary's common stock ..........         --            --            --            --            6.4
                                             -----         -----         -----         -----          -----
Loss before minority interests in
 operations of consolidated
 subsidiary ...........................      ( 8.1)        ( 0.9)        (16.7)        (11.3)         ( 0.6)
Minority interests in operations of
 consolidated subsidiary ..............        0.7            --            --            --            1.7
                                             -----         -----         -----         -----          -----
Net (loss) income .....................      ( 7.4)%       ( 0.9)%       (16.7)%       (11.3)%          1.1%
                                             =====         =====         =====         =====          =====


SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999

     Revenues. Revenues increased by $11.6 million, or 46.2% from $25.2 million for the six months ended December 31, 1998 to $36.8 million for the six months ended December 31, 1999. The increase reflects increased shipments for both international and domestic projects and an increase in revenues generated by NetSat Express. Although we experienced increased revenues for the six months ended December 31, 1999, we expect the trends in revenues that adversely affected our results of operations for the fiscal year ended June 30, 1999 to continue to adversely impact us. These trends include the difficult economic conditions in the Pacific Rim region, Russia and other international markets and the decrease in bookings received by us from these regions.

     Gross Profit. Gross profit increased by $1.7 million, or 50.9% from $3.3 million for the six months ended December 31, 1998 to $4.9 million, for the six months ended December 31, 1999. The increase reflects increased shipments for both international and domestic projects and an increase in revenues generated by NetSat Express. Gross profit as a percentage of revenues increased from 12.9% for the six months ended December 31, 1998 to 13.4% for the six months ended December 31, 1999. This increase is mainly attributable to an increase in the NetSat Express gross profit for the six months ended December 31, 1999 compared to the comparable period in the prior year.

     Network Operations. Network operations expenses increased by $0.5 million, or 252.0% from $0.2 million for the six months ended December 31, 1998 to $0.7 million for the six months ended

December 31, 1999. The increase is due to the continuing expansion of NetSat Express' network operations center and related expenses to support the increasing service base.

     Selling and Marketing. Selling and marketing expenses increased by $0.1 million, or 4.4% from $2.3 million for the six months ended December 31, 1998 to $2.4 million for the six months ended December 31, 1999. This slight increase is attributable to an increase in NetSat Express' sales and marketing efforts.

     Research and Development. Research and development expenses decreased by $0.2 million, or 35.5% from $0.6 million for the six months ended December 31, 1998 to $0.4 million for the six months ended December 31, 1999. This decrease is due to our reduced research and development efforts in the first quarter ended September 30, 1999.


     General and Administrative. General and administrative expenses increased by $1.5 million, or 54.9% from $2.7 million for the six months ended December 31, 1998 to $4.1 million for the six months ended December 31, 1999. General and administrative expenses as a percentage of revenues increased from 10.5% for the six months ended December 31, 1998 to 11.2% for the six months ended December 31, 1999. The increase in general and administrative expenses for the six months ended December 31, 1999 mainly resulted from an increase in NetSat Express' personnel and related expenses.


     Terminated Acquisition. Terminated acquisition costs of approximately $1.0 million for the six months ended December 31, 1998 relate to legal, accounting and other expenses associated with the termination of a proposed acquisition of a mobile satellite communications business during the first quarter ended September 30, 1998 due to the determination that the acquisition was not in the best interest of our stockholders.


     Interest Income. Interest income decreased by $0.2 million, or 26.6% from $0.6 million for the six months ended December 31, 1998 to $0.4 million for the six months ended December 31, 1999. This decrease was primarily due to the reduction of cash and cash equivalents during the first quarter ended September 30, 1999 compared to the same period in the prior year.


     Interest Expense. Interest expense was minimal for the six months ended December 31, 1998 and $0.3 million for the six months ended December 31, 1999. This increase relates to NetSat Express' 15-year capital lease entered into in September 1999 for satellite space segment on the SatMex 5 satellite.


     Gain on Sale of Consolidated Subsidiary's Common Stock. The gain on sale of consolidated subsidiary's common stock of approximately $2.4 million for the six months ended December 31, 1999 relates to our sale of 1,400,000 shares of common stock of NetSat Express at $2.50 per share.


     NetSat Express. Our consolidated subsidiary, NetSat Express, experienced an increase in revenues of $2.9 million, or 420.5% from $0.7 million for the six months ended December 31, 1998 to $3.6 million for the six months ended December 31, 1999. The increase resulted from additional service and hardware revenues derived from new and existing Internet access service customers. The loss from operations associated with NetSat Express increased by $1.4 million, or 142.8% from $1.0 million for the six months ended December 31, 1998 to $2.4 million for the six months ended December 31, 1999. The increase was primarily associated with an increase in general and administrative expenses due to an increase in NetSat Express personnel and the related expenses and an increase in network operation expenses.


FISCAL YEARS ENDED JUNE 30, 1998 AND 1999

     Revenues. Revenues, which were primarily derived from sales of ground segment systems and networks, decreased by $9.0 million, or 15.6% from $58.1 million for the fiscal year ended June 30, 1998, to $49.1 million for the fiscal year ended June 30, 1999. The decrease relates primarily to the decrease in the shipment and/or completion of ground segment systems and networks contracts as a result of a decline in the bookings of contract orders due to the continuing difficult economic conditions in the Pacific Rim, Russia and other international markets.

     Gross Profit. Gross profit decreased by $3.0 million, or 35.4%, from $8.6 million for the fiscal year ended June 30, 1998 to $5.5 million for the fiscal year ended June 30, 1999. The decrease was primarily due to the decrease in the shipment and/or completion of ground segment systems and networks contracts. Gross profit as a percentage of revenues decreased from 14.8% for the fiscal year ended June 30, 1998 to 11.3% for the fiscal year ended June 30, 1999. The decrease was due primarily to a significant negotiated contract in the second and third quarters of fiscal 1998, which resulted in a higher gross profit margin for the fiscal year ended June 30, 1998, as well as pricing pressures in the marketplace.


     Network Operations. Network operations expenses for the fiscal year ended June 30, 1999 were $0.5 million and related to the implementation of NetSat Express' network operations center on a twenty-four hour a day, seven day a week basis during the current fiscal year.

     Selling and Marketing. Selling and marketing expenses increased by $1.0 million, or 23.8%, from $4.2 million for the fiscal year ended June 30, 1998 to $5.2 million for fiscal year ended June 30, 1999. The increase was primarily due to the increase in marketing and bid and proposal efforts in the Americas and Africa, as well as the related increase in sales and marketing personnel.

     Research and Development. Research and development expenses increased by $0.1 million, or 11.5%, from $1.2 million for the fiscal year ended June 30, 1998 to $1.3 million for the fiscal year ended June 30, 1999. The increase was primarily due to the development of the Explorer-Ku Multimedia Portable Satellite Earth Station, offset by a decrease in costs associated with custom solutions.

     General and Administrative. General and administrative expenses increased by $1.0 million, or 20.6%, from $5.0 million for the fiscal year ended June 30, 1998 to $6.0 million for fiscal year ended June 30, 1999 and increased as a percentage of revenues from 8.6% for the fiscal year ended June 30, 1998 to 12.3% for the fiscal year ended June 30, 1999. The increase in general and administrative expenses resulted mainly from an increase in personnel and related expenses.

     Terminated Acquisition Costs. Terminated acquisition costs of approximately $1.0 million for fiscal year ended June 30, 1999, relate to legal, accounting and other expenses associated with the termination of a proposed acquisition of a mobile satellite communications business during the first quarter of the fiscal year ended June 30, 1999 due to the determination that the acquisition was not in the best interest of our stockholders.

     Write-down of investments. Write-down of investments of approximately $0.7 million for fiscal year ended June 30, 1999, related to two investments which were written down in the fourth quarter ended June 30, 1999. Our management evaluated the investments and believed it would be appropriate to write-down the investments to zero.


     Interest Income and Interest Expense. Interest income decreased by $0.3 million from $1.3 million for the fiscal year ended June 30, 1998 to $1.0 million for the fiscal year ended June 30, 1999. This decrease was primarily due to the reduction of cash and cash equivalents from June 30, 1998 to June 30, 1999. Interest expense was minimal for the fiscal years ended June 30, 1998 and 1999.


     NetSat Express. Our consolidated subsidiary, NetSat Express, experienced an increase in revenues of $2.0 million, or 287.9%, from $0.7 million for the fiscal year ended June 30, 1998 to $2.7 million for the fiscal year ended June 30, 1999. The increase resulted from the implementation of Internet access services in January 1998, as well as an increase in the equipment sales and activations. The loss from operations associated with NetSat Express increased by $0.4 million, or 26.9%, from $1.7 million for the fiscal year ended June 30, 1998 to $2.1 million for the fiscal year ended June 30, 1999. The increase was primarily associated with an increase in general and administrative expenses relating to an increase in personnel to support the overall growth of NetSat Express and the implementation of operating NetSat Express' network operations center on a twenty-four hour a day, seven day a week basis during the year.

FISCAL YEARS ENDED JUNE 30, 1997 AND 1998

     Revenues. Revenues, which were primarily derived from sales of ground segment systems and networks and communications services, increased by $21.9 million, or 60.4%, from $36.2 million for the fiscal year ended June 30, 1997 to $58.1 million for the fiscal year ended June 30, 1998. The increase was primarily the result of a negotiated contract with Sonangol, U.E.E. as well as an overall increase in the number of shipments and/or completion of contracts as we continued to expand our businesses.


     Gross Profit. Gross profit increased by $4.4 million from $4.2 million for the fiscal year ended June 30, 1997 to $8.6 million for the fiscal year ended June 30, 1998. The increase was primarily due to the increase in the shipment of ground segment systems and networks, and communications services. Gross profit as a percentage of revenues increased from 11.5% for the fiscal year ended June 30, 1997 to 14.8% for the fiscal year ended June 30, 1998. The increase was due primarily to a significant negotiated contract with Sonangol, U.E.E., which resulted in a higher gross profit margin offset in part by an increase in orders awarded through a competitive bidding process, which typically result in lower gross profit margins than negotiated contracts.


     Selling and Marketing. Selling and marketing expenses increased by $0.9 million, or 27.6%, from $3.3 million for the fiscal year ended June 30, 1997 to $4.2 million for the fiscal year ended June 30, 1998. The increase was primarily due to the increase in the number of bids and proposals we prepared, as well as an increase in marketing personnel from 25 at June 30, 1997 to 35 at June 30, 1998. Selling and marketing expenses as a percentage of revenues decreased from 9.1% for the fiscal year ended June 30, 1997 to 7.2% for the fiscal year ended June 30, 1998.


     Research and Development. Research and development expenses increased by $0.5 million, or 83.1%, from $0.6 million for the fiscal year ended June 30, 1997 to $1.2 million for the fiscal year ended June 30, 1998 due to an increase in development costs associated with custom solutions. Research and development expenses as a percentage of revenues increased from 1.8% for the fiscal year ended June 30, 1997 to 2.1% for the fiscal year ended June 30, 1998.


     General and Administrative. General and administrative expenses increased by $1.6 million, or 45.3%, from $3.4 million for the fiscal year ended June 30, 1997 to $5.0 million for the fiscal year ended June 30, 1998, but decreased as a percentage of revenues from 9.5% for the fiscal year ended June 30, 1997 to 8.6% for the fiscal year ended June 30, 1998. The increase in general and administrative expenses resulted primarily from an increase of approximately $0.7 million in legal and other costs associated with operating a public company, and an increase of approximately $0.5 million in personnel and related expenses to support the continued growth of our business.


     Interest Income and Interest Expense. Interest income increased by $1.0 million from $0.3 million for the fiscal year ended June 30, 1997 to $1.3 million for the fiscal year ended June 30, 1998. The increase was primarily the result of the investment of remaining net proceeds from our initial public offering. Interest expense was minimal for the fiscal years ended June 30, 1997 and 1998.


     NetSat Express. During the fiscal year ended June 30, 1998, our consolidated subsidiary, NetSat Express, experienced an increase in revenues of approximately $0.6 million from approximately $0.1 million for the fiscal year ended June 30, 1997 to approximately $0.7 million. The increase resulted from the implementation of Internet access services in January 1998, an increase in the number of PC Vector equipment sales and related activations. The increase in loss from operations associated with NetSat Express of approximately $0.2 million from $1.5 million for the fiscal year ended June 30, 1997 to $1.7 million for the fiscal year ended June 30, 1998 was mainly attributable to initial start up costs associated with providing Internet access and PC Vector services.


                               QUARTERLY RESULTS

     The following tables set forth unaudited financial information for each of the eight fiscal quarters in the period ended December 31, 1999. We believe that this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus, and we believe all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations. You should read these quarterly data in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period. Some quarters in fiscal 1999 have been reclassed to conform to the current fiscal year presentation.




                                                 THREE MONTHS ENDED
                                      ----------------------------------------
                                         MAR. 31,     JUNE 30,     SEPT. 30,
                                           1998         1998          1998
                                      ------------- ------------ -------------
                                                   (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
 Revenues ...........................    $16,261      $10,984       $13,293
 Costs of revenues ..................     13,294        9,417        11,673
                                         -------      -------       -------
 Gross profit .......................      2,967        1,567         1,620
 Operating expenses:
   Network operations ...............        --            --            98
   Selling and marketing ............      1,167        1,223         1,031
   Research and development .........        287          317           291
   General and administrative .......      1,235        1,534         1,290
   Terminated acquisition costs .....        --            --           972
   Write-down of investments ........        --            --            --
                                         -------      -------       -------
 Total operating expenses ...........      2,689        3,074         3,682
                                         -------      -------       -------
 Income (loss) from operations ......        278       (1,507)       (2,062)
 Other income (expense):
   Interest income ..................        292          332           338
   Interest expense .................         (1)          --            --
   Gain on sale of consolidated
    subsidiary's common stock .......         --           --            --
                                         --------     -------       -------
 Income (loss) before minority
   interests ........................        569       (1,175)       (1,724)
 Minority interests in operations
   of consolidated subsidiary .......         --           --            --
                                         --------     -------       -------
 Net income (loss) ..................     $  569      $(1,175)      $(1,724)
                                         ========     =======       =======
PERCENTAGE OF TOTAL REVENUES:
 Revenues ...........................       00.0%       100.0%        100.0%
 Costs of revenues ..................       81.8         85.7          87.8
                                         --------     -------       -------
 Gross profit .......................       18.2         14.3          12.2
 Operating expenses:
   Network operations ...............        --            --           0.7
   Selling and marketing ............        7.2         11.1           7.8
   Research and development .........        1.7          2.9           2.2
   General and administrative .......        7.6         14.0           9.7
   Terminated acquisition costs .....        --            --           7.3
   Write-down of investments ........        --            --            --
                                         --------     -------       -------
 Total operating expenses ...........       16.5         28.0          27.7
                                         --------     -------       -------
 Income (loss) from operations ......        1.7        (13.7)        (15.5)
 Other income (expense):
   Interest income ..................        1.8          3.0           2.5
   Interest expense .................        --            --            --
   Gain on sale of consolidated
    subsidiary's common stock .......        --            --            --
                                         --------     -------       -------
 Income (loss) before minority
   interests ........................        3.5        (10.7)        (13.0)
 Minority interests in operations
   of consolidated subsidiary .......        --            --            --
                                         --------     -------       -------
 Net income (loss) ..................        3.5%       (10.7)%       (13.0)%
                                         ========     =======       =======



                                                            THREE MONTHS ENDED
                                      --------------------------------------------------------------
                                        DEC. 31,     MAR. 31,     JUNE 30,    SEPT. 30,    DEC. 31,
                                          1998         1999         1999         1999        1999
                                      ------------ ------------ ------------ ----------- -----------
                                                              (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
 Revenues ...........................   $11,882      $ 6,498      $17,385      $19,425    $ 17,373
 Costs of revenues ..................    10,246        5,714       15,883       16,917      14,968
                                        -------      -------      -------      -------    --------
 Gross profit .......................     1,636          784        1,502        2,508       2,405
 Operating expenses:
   Network operations ...............       106          113          197          276         442
   Selling and marketing ............     1,293        1,315        1,544        1,045       1,381
   Research and development .........       259          412          363          130         225
   General and administrative .......     1,366        1,474        1,910        1,984       2,130
   Terminated acquisition costs .....        --           --           --           --          --
   Write-down of investments ........        --           --          679           --          --
                                        -------      -------      -------      -------    --------
 Total operating expenses ...........     3,024        3,314        4,693        3,435       4,178
                                        -------      -------      -------      -------    --------
 Income (loss) from operations ......    (1,388)      (2,530)      (3,191)        (927)     (1,773)
 Other income (expense):
   Interest income ..................       272          204          165          170         277
   Interest expense .................        --           --           --          (58)       (258)
   Gain on sale of consolidated
    subsidiary's common stock .......        --           --           --           --       2,353
                                        -------      -------      -------      -------    --------
 Income (loss) before minority
   interests ........................    (1,116)      (2,326)      (3,026)        (815)        599
 Minority interests in operations
   of consolidated subsidiary .......        --           --           --           76         538
                                        -------      -------      -------      -------    --------
 Net income (loss) ..................   $(1,116)     $(2,326)     $(3,026)     $  (739)   $  1,137
                                        =======      =======      =======      =======    ========
PERCENTAGE OF TOTAL REVENUES:
 Revenues ...........................     100.0%       100.0%       100.0%       100.0%      100.0%
 Costs of revenues ..................      86.2         87.9         91.4         87.1        86.2
                                        -------      -------      -------      -------    --------
 Gross profit .......................      13.8         12.1          8.6         12.9        13.8
 Operating expenses:
   Network operations ...............       0.9          1.7          1.1          1.4         2.5
   Selling and marketing ............      10.9         20.2          8.9          5.4         7.9
   Research and development .........       2.2          6.3          2.1          0.7         1.3
   General and administrative .......      11.5         22.8         11.0         10.2        12.3
   Terminated acquisition costs .....        --           --           --           --          --
   Write-down of investments ........        --           --          3.9           --          --
                                        -------      -------      -------      -------    --------
 Total operating expenses ...........      25.5         51.0         27.0         17.7        24.0
                                        -------      -------      -------      -------    --------
 Income (loss) from operations ......     (11.7)       (38.9)       (18.4)       ( 4.8)      (10.2)
 Other income (expense):
   Interest income ..................       2.3          3.1          1.0          0.9         1.6
   Interest expense .................        --           --           --        ( 0.3)      ( 1.5)
   Gain on sale of consolidated
    subsidiary's common stock .......        --           --           --           --        13.5
                                        -------      -------      -------      -------    --------
 Income (loss) before minority
   interests ........................     ( 9.4)       (35.8)       (17.4)       ( 4.2)        3.4
 Minority interests in operations
   of consolidated subsidiary .......        --           --           --          0.4         3.1
                                        -------      -------      -------      -------    --------
 Net income (loss) ..................     ( 9.4)%      (35.8)%      (17.4)%      ( 3.8)%       6.5%
                                        =======      =======      =======      =======    ========

     We may continue to experience significant quarter to quarter fluctuations in our results of operations, which may result in volatility in the price of our common stock. Quarterly results of operations may fluctuate as a result of a variety of factors, including:

    o the timing of the initiation and completion of contracts;

    o delays in the booking of new contracts;

    o the demand for our products and services;


    o the cost of providing our products and services;


    o the introduction of new or enhanced products and services by us or our competitors;


    o market acceptance of new products and services;

    o the mix of revenues between custom-built satellite communications systems and networks designed for our customers, standard installations provided to our customers, and communications services provided to our customers;

    o the growth of demand for Internet infrastructure-based products and services in developing countries;


    o the timing of significant marketing programs;


    o the extent and timing of the hiring of additional personnel;

    o competitive conditions in the industry; and

    o general economic conditions in the United States and abroad, including the difficult economic conditions and currency devaluations in the Pacific Rim region, Russia and other international markets which have adversely impacted and may continue to adversely impact quarterly results.


     Due to the foregoing factors, it is likely that in one or more future quarters our operating results will be below the expectations of public market analysts and investors. Such an event could have a material adverse effect on the price of our common stock.


LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, we had working capital of $29.7 million, including cash and cash equivalents of $23.1 million, restricted cash of $0.8 million, accounts receivable of $15.4 million, inventories of $4.8 million and prepaid and other current assets of $1.7 million, offset by $11.7 million in accounts payable and $4.4 million in accrued expenses and other current liabilities.


     Several factors had an effect on our liquidity during the six months ended December 31, 1999. First, we used approximately $3.1 million for operating activities, which primarily relates to a decrease in accounts payable of $7.1 million reflecting the timing of a large payment to a major vendor and a gain on sale from its consolidated subsidiary's common stock of $2.4 million, offset by a decrease in accounts receivable of $2.6 million due to timing of receipts from customers, a decrease in inventory of $1.2 million due to an increase in shipments and an increase in the deferred liability of $2.1 million due to a technology agreement entered into in connection with NetSat Express' private placement of common stock.


     The second factor affecting liquidity during the six months ended December 31, 1999 was our financing activities. In August 1999, NetSat Express completed a private placement of common and preferred stock yielding net proceeds of approximately $7.0 million, net of issuance costs. These proceeds will be used to fund NetSat Express' operations, expand marketing initiatives, engineering efforts and fund capital expansion. In October 1999, we, together with NetSat Express, entered into a common stock purchase agreement with an investor to purchase 2,000,000 shares of NetSat Express common stock of which 1,400,000 shares were purchased directly from us (see investing activities below) and 600,000 shares were issued and sold directly by NetSat Express for $1.5 million. The net proceeds received by NetSat Express of $1.4 million, net of issuance costs, are intended to be used to fund operations, expand marketing initiatives, engineering efforts and fund capital expansion. Management anticipates that NetSat Express will experience negative cash flow due to the capital investment required for continued development of its operations and continued loss from operating activities for an extended period of time. In addition, during the six months ended December 31, 1999, we received $2.1 million in proceeds from the exercise of stock options.


     The third factor affecting liquidity during the six months ended December 31, 1999, was our investing activities. During the six months ended December 31, 1999, we purchased $2.4 million in fixed assets, restricted cash decreased $2.7 million due to the expiration of a letter of credit and the redemption of a certificate of deposit held as collateral, and we received $3.5 million of net proceeds from the sale of the 1,400,000 shares of NetSat Express common stock which are intended to be used for general corporate purposes.



     We have a $9.0 million credit facility consisting of a $5.0 million secured domestic line of credit and a $4.0 million secured export-import guaranteed line of credit. Each line of credit bears interest at the prime rate (8.5% as of December 31, 1999) plus a variable margin rate ranging from 0.75% to 1.75% (1.0% per annum at December 31, 1999) and is collateralized by a first security interest on all our assets. No amounts are outstanding under this credit facility as of February 29, 2000. We also lease satellite space segment services and other equipment under various capital and operating lease agreements which expire in various years through 2014. Future minimum lease payments due on these leases through the fiscal year ending June 30, 2000 is approximately $5,635,000.



     We expect that our cash and working capital requirements for our operating activities will continue to increase as we expand our operations.



     Our future capital requirements will depend upon many factors, including the success of our marketing efforts in the ground segment systems, networks, and communications services business, the nature and timing of customer orders, the extent to which we are able to locate additional strategic suppliers in whose technology we wish to invest, the extent to which we must conduct research and development efforts internally and potential acquisitions of complementary businesses, products or technologies. Based on current plans, we believe that our existing capital resources will be sufficient to meet our capital requirements through March 2001. However, we cannot assure you that there will be no change that would consume available resources significantly before that time. Additional funds may not be available when needed and even if available, additional funds may be raised through financing arrangements and/or the issuance of preferred or common stock or convertible securities on terms and prices significantly more favorable than those of the currently outstanding common stock, which could have the effect of diluting or adversely affecting the holdings or rights of our existing stockholders. If adequate funds are not available, we will be required to delay, scale back or eliminate some of our operating activities, including without limitation, the timing and extent of our marketing programs, the extent and timing of hiring additional personnel and our research and development activities and operating activities of NetSat Express. We cannot assure you that that additional financing will be available to us on acceptable terms, or at all.



IMPACT OF YEAR 2000


     In prior years, we discussed the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of those planning and implementation efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. We incurred minimal costs during 1999 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems, or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

                                    BUSINESS


OVERVIEW

     We offer end-to-end, value-added satellite-based communications services. We do this by leveraging our core satellite ground segment systems and networks capabilities, and the satellite services capabilities that are generally provided by our majority-owned subsidiary, NetSat Express, Inc. The services we offer include wide area network connectivity, broadband connectivity to end users, Internet connectivity, intranet extension, media distribution and other network services on a global basis. To provide these services, we engineer all the necessary satellite and terrestrial facilities as well as provide the integration services required to implement those facilities. We also operate and maintain these communications services on an ongoing basis. Our customers generally have operations in areas of the world where high-speed terrestrial links are unreliable, too costly, or not readily available and include communications service providers, multinational corporations, Internet Service Providers, or ISPs, content providers and government entities. Our service business is built on the foundation of our core business as a supplier of ground segment systems and networks for satellite-based communications. We provide these ground segment systems and networks on a contract basis. These implementations include the necessary hardware and software to support a wide range of satellite communications applications using fixed satellite, direct broadcast and mobile satellite systems.

     NetSat Express is an ISP that offers Internet access and related services to ISPs and other enterprises around the world. NetSat Express combines satellite and terrestrial communication networks to provide its customers high-speed access services to the United States Internet backbone. Most of Netsat Express' customers are ISPs located in geographically dispersed areas of the world. The equity ownership of NetSat Express is approximately as follows, excluding 18% in unexercised options and warrants: Globecomm owns 60%, Globix Corporation owns 12%, Reuters Holdings Switzerland SA owns 12%, George A. Soros owns 12%, and Hughes Electronics Corporation owns 4%.


INDUSTRY OVERVIEW

     Satellite communications systems consist of satellites, or the space segment, and ground-based transmitting and receiving systems, or the ground segment. The space segment consists of one or more satellites orbiting the earth, which typically provide continuous communications coverage over a wide geographic area. Satellites usually contain multiple transponders, each capable of independently receiving and transmitting one or more signals from and to multiple users simultaneously. A transponder is a device that receives signals from transmitting earth stations, translates these received signals into transmit signals and amplifies and transmits these signals to receiving earth stations. The ground segment consists principally of one or more earth stations, which provide a communications link to the end user either directly or through a terrestrial network. An earth station is an integrated system consisting of antennas, radio signal transmitting and receiving equipment, modulation/demodulation equipment, monitor and control systems and voice, data and video network interface equipment.

     Satellite communications is a rapidly growing segment of the global communications infrastructure. Satellites are increasingly becoming important in light of the growth of the Internet and other broadband applications and the globalization of communications. New broadband satellite systems offer services similar to newly built broadband terrestrial systems. Pioneer Consulting, LLC, an independent research firm, projects that global broadband satellite services revenues will increase from approximately $230 million in 1999 to approximately $37 billion is 2008, with broadband business-related revenues increasing from approximately $150 million to approximately $16 billion during the same time period.

     Satellite communications industry participants include:

    o designers, manufacturers and operators of satellites;

    o designers, manufacturers and integrators of ground segment products, systems and networks; and

    o communications services providers, which may or may not own the actual satellites used for transmission.

     The three principal classes of satellite services include:

     Fixed Satellite Services. Fixed satellite services are used to provide communications applications like voice, data and video between fixed land-based earth stations. These applications include Internet access, business to business communications, Internet Protocol-based telephony services and cable and broadcast television distribution. The introduction of high-power satellites that deliver a wide array of broadband applications has created additional growth within the fixed satellite services segment. This is enabled by the use of smaller, less costly earth stations, including very small aperture terminals. Future higher bandwidth systems are expected to increase the number of applications and further reduce the cost of providing satellite services. We believe these systems will offer the additional bandwidth needed for emerging broadband communications applications.

     Direct Broadcast Services. Direct broadcast satellite services provide a direct transmission link from high-power satellites to customers over a wide geographic area. These services deliver content cost-effectively by incorporating the use of smaller satellite receiving antennas and digital video technology, particularly in areas underserved by cable. These services are used in direct-to-home television services and are increasingly being used in direct broadcast data services.

     Mobile Satellite Services. Mobile satellite services, which operate between fixed earth stations and mobile earth stations, or terminals, provide mobile voice and data transmission capability on land, sea and air. New mobile satellite services are being developed using satellite systems that orbit at different altitudes above the earth. These satellite systems are designed to bring more extensive coverage and circuit reliability for mobile telephone and data services to users throughout the world.


  ADVANTAGES OF SATELLITES OVER TERRESTRIAL ALTERNATIVES

     We believe satellites provide the following advantages over terrestrial alternatives for broadband applications:

    o Satellites enable high-speed communications services where terrestrial alternatives are unavailable or inadequate. Many areas of the world lack the sophisticated fiber optic cable and digital switching infrastructure required for the high-speed transmission of data. Satellites are well suited to connect these areas that cannot be connected efficiently or cost-effectively by terrestrial transmission systems.

    o Satellite networks can be rapidly installed, upgraded and reconfigured. In contrast, the installation of fiber optic cable is time consuming and requires obtaining rights-of-way.

    o Satellite networks bypass much of the often complex terrestrial networks. This avoids the service level issues related to potential terrestrial network congestion as well as the use of multiple network service providers.

    o Satellite networks, because of their broadcast nature, are inherently capable of multicasting, or transmitting data simultaneously from one point to multiple locations.

    o Satellite networks, in some situations, are more cost-effective than terrestrial alternatives where the flow of data traffic to the user is greater than the flow of data from the user. For example, an Internet user wanting to access a web site sends a small bandwidth request to a content server that returns a high bandwidth response, which is the web page viewed. Capacity can go unused on many terrestrial networks due to this uneven flow of traffic whereas satellite networks are capable of providing capacity on an imbalanced, or asymmetric, basis.

    o The cost to provide satellite services does not increase with the distance between sending and receiving locations. In contrast, the cost of terrestrial network transmission increases with distance.


  MARKET OPPORTUNITY AND DRIVERS

     Continuing worldwide deregulation of telecommunications services market

     Many countries are deregulating their telecommunications services markets in response to growing consumer and business demands, international competition, and technological developments. The Global Agreement on Trade in Services administered by the World Trade Organization provides for the deregulation of telecommunications markets in the 75 countries which have signed the agreement. These countries include developed countries in North America, Western Europe, and Asia and developing countries in Africa, Asia, and Central and South America. Pioneer Consulting estimates that the number of new carriers worldwide should grow from the few hundred in existence today to over 10,000 by 2002. This deregulation is creating opportunities for new companies to compete with the incumbent national telecommunications companies. These new companies will need to build communications infrastructure and/or buy communications services. We believe this trend toward deregulation is favorable to the growth of satellite services, as new service providers can establish their own infrastructure faster and generally at a lower cost with satellite communications services than with terrestrial alternatives.

     Economic development worldwide and the increasing globalization of business

     We believe that as multinational corporations globalize and expand into new markets, the demand for diverse and customized communications services will continue to grow. For many large national or multinational companies operating in geographically dispersed locations, satellite networks provide the only opportunity for broadband connectivity as the capacity, quality or availability of terrestrial infrastructure is often limited or nonexistent in many of these locations. We believe that these corporations, including those operating in sectors including energy and transportation which have continually changing global network needs, will expand their use of satellite-based communications. Pioneer Consulting estimates that the global business subscriber base for broadband satellite services will increase from approximately 30,000 businesses in 1999 to approximately 7 million by 2008.

     Growth of the Internet outside North America and Western Europe

     The growth of the Internet has been dramatic, and this growth is projected to continue, particularly outside North America and Western Europe. According to the 1999 Computer Almanac, the number of Internet users outside North America and Western Europe is expected to grow from approximately 40 million users in 1998 to over 275 million users by 2005. Satellite-based communications are benefiting from this trend as many of these regions lack the terrestrial networks required to accommodate the rapid and reliable transmission of the vast amounts of information underlying the Internet. We believe the development of communications infrastructure in much of the world will in large part depend upon the rapid installation of satellite communications services. In addition, according to Pioneer Consulting, 75% of Internet content resides in North America, which results in greater amounts of data exiting North America than data entering North America. Satellite-based communications services, in some situations, are better suited than terrestrial alternatives to cost-effectively address the imbalance of traffic flows inherent in international Internet usage today because they provide capacity on an asymmetric basis.

     The September 1999 report from TeleGeography estimates that the total amount of international Internet backbone traffic amounts to 28.9 gigabits, or Gbps, of which between 15% and 30% is transmitted over satellites. The Irwin report, Internet Delivery by Satellite, projects that the amount of Internet data transmitted by satellites worldwide will increase from approximately 10.7 Gbps in 1999, to approximately 42.1 Gbps by 2003, a 293% increase. In terms of total worldwide satellite capacity, this represents an increase from 5% of capacity in 1999 to 9% of projected available capacity in 2003.

     New Internet technology-based applications

     Corporate intranets and Virtual Private Networks. The technologies which have been developed for the Internet have been used in the creation of private corporate networks, or intranets. Intranets provide employees in geographically dispersed locations with access to corporate databases and other private corporate information. There is a rapidly growing marketplace for intranet services in the United States and other developed countries, as corporations have recognized their benefits. In parts of the world where land-based networks are inadequate or unavailable, we believe intranets represent a rapidly growing market for satellite-based communications services. The growth of intranets is being supported by the evolution of virtual private network technology and services that ensure the security of sensitive corporate data when transmitted over the Internet or other shared networks. Virtual private networks offer the appearance, functionality and usefulness of a dedicated private network at a lower cost because they use shared networks. Furthermore, virtual private networks not only allow access to internal corporate information, but can also be used to provide telephony services using Internet Protocol and to transmit video or a combination of any of these three.

     Content Delivery Services and Multicasting. Content providers and large ISPs are increasingly using content delivery services that can enhance access to multimedia and static content for their users and enhance web site response times by avoiding delays and outages caused by public network congestion. One implementation being used to improve web site response times involves broadcasting data simultaneously to geographically dispersed servers that are closer to the person requesting the information, thereby avoiding potential congestion that could occur on standard terrestrial networks. This broadcasting of data from one location to many locations is known as multicasting. Satellite multicasting is not only used for content delivery services as described above, but also for the transmission of multimedia content in real time.

     Increased distribution of television programming to regional, national and international audiences

     Significant growth in the number of broadcasters creating programming and the number of channels available to viewers is largely responsible for the expansion of the global cable and broadcast television markets. The introduction of digital television technology has also contributed to the growth in this market by reducing the transmission costs for channels reaching smaller and more distant audiences.

     We believe that the number of smaller programmers will continue to increase as transmission costs decline, while major programmers will increase their offerings by expanding the number of regional channels and specialized versions of their primary channels. Satellites offer advantages in providing enhanced television to rural markets given the cost and time to install traditional cable and fiber optic infrastructure.

     Continuing technological advancements

     We believe a number of technological advances will stimulate demand for satellite-based communications services:

    o Internet Protocol. Internet Protocol is transforming the communications industry by allowing all forms of communications to be carried in one format using a standard protocol. Therefore, Internet Protocol allows for the transmission of voice, video, and data on a single network. These networks use bandwidth efficiently, thereby reducing transmission costs and allowing for enhanced applications. We believe the reduction in transmission costs and enhanced applications will continue to stimulate demand for communications services worldwide including satellite-based services.

    o Enhancements in satellite technology help reduce costs. The latest generation of satellites has up to three times more power than satellites launched in the early 1990s. As technology improves, satellites in the future will be even more powerful and longer-lived than current satellites. In addition, we believe satellites in the future will carry more transponders and therefore provide more transmission capacity. We expect these new satellites will decrease the cost of capacity, thereby increasing the demand for satellite-based communications services.

    o Ka-band technology. The Ka-band transponders will offer five to ten times the bandwidth of today's transponders. Ka-band technology typically uses smaller, more high-powered spot beams, which allow for smaller ground antennas and lower cost per data transmitted. The use of Ka-band technology is expected to lead to less expensive capacity and increase the demand for satellite-based communications.

    o Broadband technology. Broadband technology, increasingly available on fiber optic networks, sophisticated urban cable networks and through high-bandwidth telephone line technologies, is creating demand for robust applications like delivery of multimedia content that narrow-band technologies cannot satisfy. We believe that satellites can provide the principal means to deliver broadband applications beyond the geographical limitations of both existing and future broadband terrestrial networks.

    o Compressed digital video. Compressed digital video technology is designed to compress up to ten high-quality video channels in the same bandwidth that previously carried a single analog channel. This technology has lowered the costs of delivering programming via satellite and cable television systems, thereby permitting more programming options to be provided to smaller niche markets.


OUR BUSINESS STRATEGY

     Our strategy is to leverage our expertise in ground segment systems and networks to expand our core business and our communications services business. We believe that this strategy will diversify our revenue stream, broaden and deepen our customer relationships, enhance customer loyalty, generate recurring revenues and expand the markets we serve. To implement this strategy, we intend to do the following:

     TARGET OPPORTUNITIES TO SUPPLY END-TO-END COMMUNICATIONS SERVICES WORLDWIDE. We seek to capture recurring revenues by providing end-to-end, value-added communications services worldwide. We provide "one-stop-shopping" customized solutions to meet the specific needs of service providers, enterprises, and system integrators. The services we package include all necessary terrestrial and satellite facilities, as well as the integration services required to implement those facilities. We also seek to operate and maintain these communications services on an ongoing basis for recurring service revenues. Our end-to-end services enable our customers to address their needs quickly and cost-effectively without having to integrate products and services from different suppliers. Moreover, this allows our customers to outsource their ongoing communications services needs while providing us with a recurring revenue stream.

     FOCUS ON HIGH MARGIN COMPLEX PROJECTS. We will continue to focus on opportunities to use our technological expertise in high value-added ground segment systems and network projects. These projects require engineering-intensive design and implementation. Our emphasis positions us to earn higher gross margins through the delivery of innovative and cost-effective solutions tailored to our customers' requirements. These projects are typically priced on a negotiated basis, as opposed to being priced on a lower-margin competitive bid basis. The engineering and implementation of these projects involves the integration of satellite and terrestrial networks and requires consulting expertise in the areas of information technology, satellites and Internet Protocol. We believe we have demonstrated a strong capability in this specialized field of communications engineering.

     EXPAND EXISTING CUSTOMER RELATIONSHIPS AND TARGET INDUSTRY-SPECIFIC MARKETS. We seek to expand our existing customer relationships by providing value-added integration and ongoing communications services to our existing customers. These additional services allow us to increase revenues and maintain high customer retention by strengthening our relationships with them. Additionally, we are targeting specific industries like the oil industry and broadcasting industry which we believe will offer high growth potential and where we believe our expertise will provide us with a competitive advantage. Focusing on specific industries allows us to take advantage of our customized solutions addressing the specific needs of companies in each particular industry and leverage our experience and relationships in that industry.


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     CONTINUE TO DEVELOP STRATEGIC SUPPLIER RELATIONSHIPS. We seek to continue to establish strategic relationships with suppliers that we believe are in a position to provide us with products or services that will improve our competitive position in the markets that we serve.

     NETSAT EXPRESS STRATEGY

     Internet Access Services, Intranets and Virtual Private Networks. NetSat Express intends to continue to invest in its infrastructure to enhance its global reach in providing Internet access and to provide additional services like intranets and virtual private networks. NetSat Express plans on expanding its relationships with terrestrial network providers to increase the number of corporate customers to which it can offer virtual private networks.


     Web and Application Hosting and ISP Infrastructure. NetSat Express intends to provide web and application hosting and ISP infrastructure solutions. NetSat Express' target customers for this service are ISPs in emerging economies that wish to open new points of presence, or POPs, or to rapidly increase the capacity of existing POPs and expand their functionality. Many ISPs outsource their technology needs so that they can concentrate on building a customer base. To meet this need NetSat Express, in combination with Globecomm and Cisco, intends to provide the equipment, software and implementation services for use at the customers' POP and will host the desired ISP applications using IBM software and hardware at NetSat Express' facilities. These facilities are expected to support email, subscriber management, domain addressing and caching services. This service is being marketed under the brand name Impact ISP. NetSat Express also intends to re-brand Globix Corporation's complex hosting capabilities, including co-location and advanced e-commerce solutions.


     Content Delivery Networks for Business Customers. NetSat Express intends to expand its infrastructure to provide electronic content delivery services for corporations and content providers who must transmit multimedia video streams and electronic files to multiple locations around the globe. These content delivery services will enable corporations typically located in the United States and Western Europe to multicast data anywhere in the world at the speed they need. NetSat Express anticipates billing its customers on a usage basis and using digital video broadcasting technology for low cost transmission of this content. In addition, NetSat Express intends to base its content delivery services on an open standards architecture.


SERVICES AND PRODUCTS

  OUR COMMUNICATIONS SERVICES

     We offer end-to-end, value-added satellite-based communications services. We engineer and provide all the necessary satellite and terrestrial facilities, as well as provide the integration services required to implement those facilities. We also operate and maintain these communications services on an ongoing basis. We tailor these services to meet our customers' needs by offering standardized services and custom-engineered solutions. Our standardized services may be sold separately or may be used as building blocks as a part of a custom-engineered solution. We use our expertise in satellite communications, Internet Protocol, communications networks and information technology in designing our custom-engineered solutions.


     The following describes some of our standardized services:


     Internet Anywhere. This service offering provides high-speed access to the United States Internet backbone. We provide all the necessary satellite and terrestrial facilities and integration services in conjunction with our current re-branding of NetSat Express' Internet access service. For example, we are under contract to provide a high-speed satellite connection to Bezeq International's 9-meter earth station in Israel from its United States Internet backbone connection.


     Wide Area Network Anywhere. This service offering provides high speed networking between major communications points of presence, or POPs. We are currently providing this service for NTT Communications Corporation, connecting POPs in Los Angeles and Okinawa, Japan. This is an example of using this standardized service as a building block in a custom-engineered solution.



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

     Intranet Anywhere. This service offering provides secure high-speed data transmission directly to local area networks using standards-based satellite receiver technology. We intend to offer this service to customers requiring secure high-speed data transmission between corporate headquarters and one or more remote offices.

     ISDN Anywhere. This service offering provides full-time connections at rates of 64 kilobits per second, or Kbps, and 128 Kbps to geographically dispersed locations. We can provide these services to organizations needing full-time digital connections for voice, data and videoconferencing in locations around the world where the terrestrial infrastructure is inadequate or unavailable.


     Bandwidth on Demand Anywhere. This service offering provides high speed data connections for intermittent use through a bandwidth subscription service. This service provides data rates from 64 Kbps up to 384 Kbps to geographically dispersed locations. Customers who have high bandwidth requirements would use this service to reduce their costs when they only need intermittent services, like emergency communications services. We intend to initiate this service in early 2000 with coverage of North and South America.


     The following is an example of how we provide custom-engineered communications services for one of our customers:

     The Challenge. We were selected by Mercury Communications, Inc., a new communications service provider in Angola, to design and implement the voice, data and Internet infrastructure as well as the connections between Angola and the United States, where the existing communications infrastructure was inadequate.

     The Solution. We designed and continue to build a nationwide voice and data telecommunications network using a combination of satellite systems, terrestrial microwave systems and local wireless communications technology. In addition, we provided Mercury with the information technology infrastructure necessary to provide Internet access from the United States Internet backbone to Soyo and Luanda, Angola using satellites. We also provide international satellite connections for voice and data traffic between Soyo and Luanda, and Houston, Texas as well as the associated billing services. The voice and data satellite network we custom-engineered is based on a combination of network technologies, each designed to enhance delivery of a particular service. We currently provide network services to operate and maintain these communications services.

[DIAGRAM OF MERCURY COMMUNICATIONS, INC. NETWORK DEPICTING THE COMMUNICATIONS SYSTEM INFRASTRUCTURE THAT PROVIDES PHONE SERVICE CONNECTIVITY AND INTERNET CONNECTIVITY FOR USERS IN ANGOLA USING TERRESTRIAL CONNECTIONS AND WIRELESS LOCAL LOOP CONNECTIONS WITH THE U.S. PUBLIC TELEPHONE NETWORK AND THE U.S. INTERNET BACKBONE USING A SATELLITE THAT TRANSMITS TO AND FROM EARTH STATIONS IN THE UNITED STATES AND ANGOLA.]


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OUR GROUND SEGMENT SYSTEMS AND NETWORKS

     We design, engineer, integrate and install satellite-based ground segment system and network solutions for the complex and changing communications requirements of our customers. Our ground segment systems typically consist of an earth station and ancillary subsystems. An earth station is an integrated system consisting of antennas, radio signal transmitting and receiving equipment, modulation/demodulation equipment, monitor and control systems and voice, data and video network interface equipment. Ancillary subsystems may include microwave links or fiber optic links, for the transmission of communications traffic to a central office, or generators for emergency power requirements. Our customizable modular earth stations may be sold separately as stand-alone ground segment systems or may be used as building blocks to be integrated into a complete ground segment system or network. We believe that this modular approach allows us to engineer our ground segment systems and networks to serve client-specific service requirements rapidly, cost-effectively and efficiently with minimal site preparation. All of our earth stations are configurable to conform to applicable satellite standards.

     CUSTOMIZABLE MODULAR EARTH STATIONS

     Modular Building Block Earth Station. These earth stations provide point-to-point high-capacity data links and hubs for satellite networks. Generally, all electronics are housed in an indoor equipment enclosure. We typically sell these earth stations at prices ranging from approximately $250,000 to $600,000.

     Commercial Terminal Family. This family of earth stations encompass a range of general purpose, medium-capacity earth stations, and are principally used by corporate, common carrier and government networks. Generally, all radio frequency electronics are housed in weatherproof enclosures mounted on the antenna. The satellite modem is housed in an indoor equipment enclosure. We typically sell these earth stations at prices ranging from approximately $100,000 to $300,000.

     Compact Earth Station. We designed this family of digital earth stations to be used principally to provide limited capacity to areas with limited or no telecommunications infrastructure. These earth stations integrate radio frequency and satellite modem components into one antenna mounted package. We typically sell these earth stations at prices ranging from approximately $20,000 to $45,000.

     Explorer C/K Transportable Earth Station. We designed this family of digital earth stations primarily for emergency communications and news gathering. The group is comprised of portable, modular earth stations designed to be quickly deployed and operated anywhere in the world. The latest model, the Explorer Ku, incorporates technology from the Compact Earth Station product line to minimize cost, size and weight. All components are mounted in separate cases, which are small enough to be easily transported by commercial carriers, including airplanes and trucks. We market these earth stations at prices ranging from approximately $50,000 to $100,000.

     Explorer II Mobile Terminals. We designed this family of digital terminals to serve the mobile satellite services market for high speed data and voice terminals with optional video conferencing. We offer the Explorer II, a high speed data terminal for use in news gathering, emergency communications, data gathering, and other applications requiring mobility and data at rates of 64 Kbps. We typically sell these earth stations at prices ranging from approximately $20,000 to $50,000.

     RECENT GROUND SEGMENT SYSTEMS AND NETWORKS PROJECTS

     We have recently been responsible for, or are in the process of, designing, engineering, integrating and installing the following ground segment systems and networks:


     Sirius Satellite Radio. We were awarded a contract by Sirius Satellite Radio, formerly CD Radio, Inc., to build a terrestrial repeater network that will be deployed in major urban areas throughout the continental United States. Sirius will broadcast up to 100 channels of music and entertainment programming to motorists in the continental United States. The network is designed to augment the signal from Sirius' three orbiting satellites where obstructions like tall buildings may interfere with the satellite signal. The design of this network requires sophisticated engineering and the implementation requires experienced project management to assure timely delivery of installations.

     Worldspace Corporation. We contracted with Worldspace to develop and supply uplink stations for the first global digital audio radio satellite system. This system will distribute broadcast radio to low cost satellite receivers through processed feeder link stations provided by us for customers in Africa, Asia and Latin America. In 1999, Worldspace launched the AfriStar satellite, the first in a series of three satellites for global coverage. We installed the first two processed feeder link stations, and completed testing with the actual satellite receivers to be sold to customers in Africa.

     Thomson-CSF Communications. We were awarded a contract by Thomson to provide four ground segment systems in a hub and spoke network configuration for use in providing communications between airports in Central Asia. This private network includes voice compression technology and a network management system for the monitoring and remote control of all facilities in the network.


     Telkom South Africa Ltd. We were awarded a contract by Telkom South Africa to supply a Standard B earth station, a standard configuration specified by Intelsat, in April 1999. Our project team was able to meet our customer's needs by delivering this earth station and completing installation in South Africa in 45 days.


  NETSAT EXPRESS SERVICES

     NetSat Express is an ISP that offers Internet access and related services to ISPs and other enterprises around the world. NetSat Express combines satellite and terrestrial communications networks to provide customers around the world high-speed access services to the United States Internet backbone. NetSat Express currently has customers in Africa, the Asia-Pacific Region, Australia, Central and South America, Eastern and Central Europe and the Middle East.

     Internet Access Services

     NetSat Express' Internet access service, marketed under the Access Plus brand name, provides high speed access to the United States Internet backbone. NetSat Express provides the necessary satellite transmission services and terrestrial transit and routing services. In addition, it currently provides earth stations and the necessary installation services together with Globecomm. NetSat Express' services are highly configurable, providing guaranteed levels of service for its customers. Its services can be implemented through its worldwide network, and global deployment capabilities through suppliers like Globecomm. NetSat Express provides a wide variety of circuit sizes, which allows it to serve large and small ISPs, communications services providers and corporations. A circuit is comprised of satellite and terrestrial components that provide the bandwidth needed by the customer. NetSat Express' customers lease circuits as small as 64 Kbps and as large as 45 Mbps, where a megabit is 1000 times larger than a kilobit. NetSat Express offers two-way circuits, providing bandwidth to and from the Internet, as well as one-way circuits, where the customer has its own return circuit through a local terrestrial connection to the Internet.


     NetSat Express also provides a bandwidth capacity bursting option, allowing bursts of up to the full capacity of a satellite circuit. With bursting, the customer's guaranteed bandwidth is a part of a shared satellite channel with other customers who also have guaranteed bandwidths. The bursting service allows a customer to acquire more bandwidth than its guarantee when there is available bandwidth on the same shared satellite channel that NetSat Express has not committed to other customers.


     NetSat Express' Strategic Relationships

     NetSat Express has developed a number of strategic relationships that are expected to provide it with access to services and technology that complements its strategy. An agreement with Globix Corporation provides quality access to the United States Internet backbone and hosting facilities. An agreement with Cisco Systems, Inc. provides NetSat Express with support from Cisco in the sale and service of Cisco networking equipment. A re-marketing agreement with IBM provides NetSat Express with access to technology and marketing assistance in the delivery of ISP-related hardware and software solutions. These agreements all complement NetSat Express' strategy to facilitate the development of ISPs around the world.


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

SALES AND MARKETING


     We market our products and services to communications services providers, multinational corporations, ISPs, content providers and government entities. We have structured our sales and marketing approach to respond effectively to the growing opportunities in the communications services market as well as the traditional ground segment systems and networks market. Our marketing activities are organized regionally as well as on an industry-specific basis. We use both direct and indirect sales channels to market our services and products.


     We use regional business teams to sell and market our communications services and ground segment systems and networks. These business teams are responsible for orders and programs in the regions to which they are assigned as well as for the delivery of our products and services, and finally, for account management of our existing customers. Currently, we have business teams responsible for the Americas, the Asia-Pacific region, Africa, the Middle East and Europe. These regional business teams work together to identify, develop and maintain customer relationships through local sales representatives, sales executives and account managers. Together, they develop close and continuing relationships with our customers. Our sales representatives in these regions provide a local presence and identify prospective customers for our sales executives. Our account managers may also function as project engineers for network integration and service initiation programs for their accounts. We believe this account management focus provides continuity and loyalty between us and our customers. We also believe that our approach fosters long-term relationships that lead to follow-on work and referrals to new customers. These accounts also provide us with a market for the new products and services that we develop. In addition, we obtain sales leads for new customers through referrals from industry suppliers.


     We also sell to industry-specific markets through direct and indirect sales channels. These industry-specific markets currently include the oil industry, the broadcast industry and the United States government. We intend to expand our direct and indirect sales and marketing efforts to these industry-specific markets.



     We have sales and marketing staff located at our headquarters in Hauppauge, New York, as well as in Atlanta, Georgia, Hong Kong and the United Kingdom. Our office in the United Kingdom is part of our Globecomm Systems Europe Limited subsidiary. These offices provide both sales and technical support in the regions for which they have responsibility. As of December 31, 1999, we employed 44 persons with sales and marketing responsibility, of which 17 are full-time sales executives and 27 have dual engineering and sales and marketing responsibilities.



     Our marketing program is intended to build national and international awareness of our brand. We use direct mailings, print advertising to targeted markets and trade publications to enhance awareness and acquire leads for our direct and indirect sales teams. We create brand awareness by participating in industry trade shows sponsored by organizations like the International Telecommunications Union, the National Association of Broadcasters and the Communications Managers Association. We also provide marketing information on our web site and conduct joint marketing programs with sales representatives in various regions to reach new customers.


     NetSat Express' marketing strategy is carried out primarily through resellers and sales representatives in regions in which NetSat Express markets its services. NetSat Express is seeking to expand its marketing capabilities and enter into new regions.


CUSTOMERS


     We have established a diversified base of customers in a variety of industries. Our customers include communications services providers, multinational corporations, ISPs, content providers and government entities. We typically rely upon a small number of customers for a large portion of our revenues. For example, approximately 29.8% of our revenues for the six months ended December 31, 1999 were derived from sales to four customers. We expect that in the near term a significant portion of our revenues will continue to be derived from one or a limited number of customers (the identity of whom may vary from year to year) as we seek to expand our business and our customer base.



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

BACKLOG


     At December 31, 1999, our backlog was approximately $76.3 million compared to approximately $46.4 million and $63.7 million at December 31, 1998 and June 30, 1999. We record an order in backlog when we receive a firm contract or purchase order which identifies product quantities, sales price, service dates and delivery dates. Backlog represents the amount of unrecorded revenue on undelivered orders and services to be provided and a percentage of revenues from sales of products that have been shipped but have not been accepted by the customer. Our backlog at any given time is not necessarily indicative of future period revenues. A substantial portion of our backlog has been comprised of large orders, the cancellation of any of which could have a material adverse effect on our operating results. For example, at December 31, 1999, $22.4 million, or approximately 29.3% of our backlog, was accounted for by a contract between us and Sirius Satellite Radio. We cannot assure you that this contract or any other in our backlog will not be cancelled or revised.



COMMUNICATIONS INFRASTRUCTURE

     We built and own the teleport facility located at our headquarters in Hauppauge, New York. We currently lease it, on a short-term basis, to NetSat Express. We are a member of the World Teleport Association. Our teleport is designed to meet the most stringent requirements for high speed data communications requirements. This teleport is used to transmit and receive signals from satellites positioned to serve customers in Latin America, the United States, Canada, Europe, the Middle East and Africa. Our teleport uses redundant critical systems and uninterruptable power supplies with back-up power generation.

     NetSat Express also leases teleport services in Los Angeles to transmit and receive signals from satellites positioned to serve customers in Australia and the Pacific Rim region. Connection to the United States Internet backbone in Los Angeles is achieved through leased fiber optic circuits.

     We, along with NetSat Express, lease transponder capacity to meet the bandwidth needs of our and their customers. NetSat Express leases multiple, redundant, high-capacity fiber connections to provide reliable Internet data, voice and data traffic to locations in New York City where it interconnects with telecommunications service providers and the United States Internet backbone.

     NetSat Express has built and staffed a network operations center, or NOC, to manage its customer circuits. The NOC operates 24 hours per day, seven days per week to monitor customer circuits, respond to complaints and initiate new services. Customers can purchase or lease from us or, from NetSat Express, as a part of its service the equipment needed at the customers' locations to transmit and receive the satellite signals. We offer installation and maintenance services for this equipment.


PRODUCT DESIGN, ASSEMBLY AND TESTING

     We assign a project team to each contract into which we enter. Each team is led by a project engineer who is responsible for execution of the project. This includes engineering and design, assembly and testing, installation and customer acceptance. Project teams generally consist of between two and 10 employees and may include engineers, integration specialists, buyer-planners and an operations team. Our products and system design capabilities are used in the engineering and design phases of a project. Once a system is designed, the integration specialist works with the buyer-planner and the operations team to assure a smooth transfer from the engineering phase to the integration phase. The integration phase consists mainly of integrating the purchased equipment, components and subsystems into a complete functioning system. Assembly, integration and test operations are conducted on both an automated and manual basis, depending primarily on production volume.

     We provide facilities for complete in-plant testing of all our systems before delivery in order to assure all performance specifications will be met during installation at the customer's site. We employ formal total quality management programs and other training programs, and have been certified by the International Organization of Standards quality certification process for ISO 9001, a standard that enumerates specific requirements an organization must follow in order to assure consistent quality in the supply of products and services. The certification process qualifies us for access to virtually all domestic and international projects, and we believe that this represents a competitive advantage.

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


RESEARCH AND DEVELOPMENT

     We have outsourced much of our research and development by making strategic investments in some of our suppliers who perform research and development for us. Thus, the costs of developing new technologies are funded partially by the investments made in these strategic suppliers. This provides us with a cost-effective means to develop new technology, while minimizing our direct expenditures. Furthermore, we believe that outsourcing research and development allows us to retain our flexibility in developing solutions for our customers, while at the same time providing the opportunity to develop products through our strategic supplier relationships. Our internal research and development efforts generally focus on the development of products not available from other suppliers to the industry. Current efforts are focused on developing customizable systems. For the years ended June 30, 1997, 1998 and 1999 and for the six months ended December 31, 1998 and 1999, we have incurred approximately $0.6 million, $1.2 million, $1.3 million, $0.5 million and $0.4 million, respectively, in internal research and development expenses.


COMPETITION

     In the satellite ground segment systems and networks market, we believe that our ability to compete successfully is based primarily on management reputation and the ability to provide a solution that meets the customer's requirements, including competitive pricing, performance, on-time delivery, reliability, and customer support.

     In the communications services market, we believe that our ability to compete successfully is based primarily on management reputation and providing prompt delivery and initiation of service, competitive pricing, consistent and reliable connections, and high-quality customer support.

     Our primary competitors in the satellite ground segment systems and networks market generally fall into two groups: (1) vertically integrated satellite systems providers like Nippon Electric Corporation and (2) system integrators like IDB Systems, a division of MCI WorldCom Inc.


     In the communications services and Internet access services markets, we compete with other satellite communication companies who provide similar services, like Loral CyberStar, Inc., and PanAmSat Corporation, as well as other Internet services providers. In addition, we may compete with other communications services providers like Teleglobe, Inc. and MCI WorldCom. We anticipate that our competitors may develop or acquire services that provide functionality that is similar to that provided by our services and that those services may be offered at significantly lower prices or bundled with other services.


     Current and potential participants in the markets in which we compete have established or may establish cooperative relationships among themselves or with third parties. These cooperative relationships may increase the ability of their products and services to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge that will enable them to acquire significant market share rapidly. We believe that increased competition is likely to result in price reductions, reduced gross profit margins and loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition.



INTELLECTUAL PROPERTY

     We rely heavily on the technological and creative skills of our personnel, new product developments, computer programs and designs, frequent product enhancements, reliable product support and proprietary technological expertise in maintaining our competitive position. We have secured patent protection on some of our products, and have secured trademarks and service marks to protect some of our products and services.

     We currently have two patents in the United States, for remote access to the Internet using satellites and for satellite communication with automatic frequency control and have a patent pending in the United States. We also intend to seek further patents on our technology, if appropriate. We have filed applications for trademark registration of Globecomm Systems Inc. in the United States and various other countries. NetSat Express has received trademark registration for NetSat Express in the

United States, the European Community, Russia, and Brazil. We have also received trademark registrations in the United States for MBB2001 and CTF2001, which are two of our customizable modular earth stations. We intend to seek registration of other trademarks and service marks in the future.


GOVERNMENT REGULATIONS

     OPERATIONS AND USE OF SATELLITES

     We are subject to various federal laws and regulations which may have negative effects on our business. We operate earth stations in Hauppauge, New York, subject to the Communications Act of 1934, as amended, and the rules and regulations of the Federal Communications Commission, or FCC. Pursuant to the Communications Act and rules, we have obtained and are required to maintain radio transmission licenses from the FCC for both domestic and foreign operations of our earth stations. These licenses should be renewed by the FCC in the normal course as long as we are in compliance with the FCC rules and regulations. However, we cannot guarantee that additional licenses will be granted by the FCC when our existing licenses expire, nor can we assure you that the FCC will not adopt new or modified technical requirements that will require us to incur expenditures to modify or upgrade our equipment as a condition of retaining our licenses.

     We are also required to comply with FCC regulations regarding the exposure of humans to radio frequency radiation from our earth stations. These regulations, as well as local land use regulations, restrict our freedom to choose where to locate our earth stations.

     NetSat Express does not currently hold any FCC licenses, permits, or authorizations, nor does it currently provide any FCC regulated services. Therefore it is not subject to the Communications Act or the rules and regulations of the FCC. However, NetSat Express may hold these licenses, permits, or authorizations, or provide these services in the future, and would then be required to comply with the FCC requirements mentioned in this prospectus.

     COMMON CARRIER REGULATION

     We currently provide services to our customers on a private carrier basis and not as a common carrier. However, we do have FCC authority to operate as a common carrier, if we so choose. Were our business methods or the federal regulatory structure to change such that operating as a common carrier becomes desirable, we would be required to comply with the FCC's requirements for common carriers. These requirements include, filing tariffs setting forth our rates and service terms, being forbidden from unjust and unreasonable discrimination among customers, notifying the FCC before discontinuing service, and complying with FCC equal employment opportunity regulations and reporting requirements.

     We do not currently provide telecommunications services between points in the same state and so are exempt from state regulation of our services. However, we could become subject to state telecommunications regulations if we did provide intrastate telecommunications services.

     FOREIGN OWNERSHIP

     As long as we offer services on a private basis, there are no restrictions on foreign ownership of our earth stations. If we offered services as a common carrier, however, we would be subject to statutory requirements that generally forbid more than 20% ownership or control of an FCC licensee by non-United States citizens and more than 25% ownership of a licensee's parent by non-United States citizens. The FCC may authorize foreign ownership in the licensee's parent in excess of these percentages. Under current policies, the FCC has liberally granted these authorizations where the applicant does not control monopoly or bottleneck facilities and the foreign owners are citizens of countries that are members of the World Trade Organization or provide equivalent competitive opportunities to United States citizens.

     We may, in the future, be required to seek FCC approval for foreign ownership if we operate as a common carrier and ownership of our stock exceeds the thresholds mentioned above. Failure to comply with these policies may result in an order to divest the offending foreign ownership, fines, denial of license renewal, and/or license revocation proceedings against the licensee by the FCC. We have no knowledge of the FCC rules and regulations regarding foreign ownership, if such ownership exceeds the thresholds mentioned above.


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


     FOREIGN REGULATIONS


     Regulatory schemes in countries in which we may seek to provide our satellite-delivered data communications services may impose impediments on our operations. Some countries in which we intend to operate have telecommunications laws and regulations that do not currently contemplate technical advances in telecommunications technology like Internet/intranet transmission by satellite. We cannot assure you that the present regulatory environment in any of those countries will not be changed in a manner which may have a material adverse impact on our business. Either we or our local sales representatives typically must obtain authorization for each country in which we provide our satellite-delivered data communications services. Although we believe that we or our local sales representatives will be able to obtain the requisite licenses and approvals from the countries in which we intend to provide products and services, the regulatory schemes in each country are different, and thus there may be instances of noncompliance of which we are not aware. Although we believe these regulatory schemes will not prevent us from pursuing our business plan, we cannot assure you that our licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities. In addition, we cannot assure you that necessary licenses and approvals will be granted on a timely basis in all jurisdictions in which we wish to offer our products and services or that restrictions applicable thereto will not be unduly burdensome.


     REGULATION OF THE INTERNET


     Our Internet operations (other than the operation of a teleport) are not currently subject to direct government regulation in the United States or most other countries, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet it is possible that a number of laws and regulations may be adopted at the local, national or international levels with respect to the Internet, covering issues like user privacy and expression, pricing of products and services, taxation, advertising, intellectual property rights, information security, or the convergence of traditional communication services with Internet communications. For example, the Child Online Protection Act, enacted in the United States in 1998, imposes civil and criminal penalties on Internet content providers who fail to restrict minor's access to material that is deemed harmful to them. However, enforcement of this act is currently judicially enjoined, and its constitutionality is being adjudicated. We anticipate that a substantial portion of our or NetSat Express' Internet operations will be carried out in countries which may impose greater regulation of the content of information coming into their country than that which is generally applicable in the United States. Examples of this include privacy regulations in Europe and content restrictions in countries like the Republic of China. To the extent that we provide content as a part of our Internet services, it will be subject to laws regulating content. Moreover, the adoption of laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our Internet services or increase our cost of doing business or otherwise negatively affect our business. In addition, the applicability to the Internet of existing laws governing issues including property ownership, copyrights and other intellectual property issues, taxation, libel and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace. These changes could reduce demand for our products and services or could increase our cost of doing business as a result of costs of litigation or increased product development costs.

     TELECOMMUNICATIONS TAXATION, SUPPORT REQUIREMENTS, AND ACCESS CHARGES

     All telecommunications carriers providing domestic services in the United States are required to contribute a portion of their gross revenues for the support of universal telecommunications services. Some telecommunications services are subject to special taxation and to contribution requirements to support services to special groups, like persons with disabilities.


     Internet services are currently exempt from charges that long distance telephone companies pay for access to the networks of local telephone companies in the United States. Efforts have been made from time to time, and may be made again in the future, to eliminate this exemption. If these access charges are imposed on telephone lines used to reach Internet service providers, and/or if flat rate telephone services for Internet access are eliminated or curtailed, the cost to customers who access our satellite facilities using telephone company-provided facilities could increase to an extent that could discourage the demand for our services. Likewise, the demand for our services in other countries may be affected by the availability and cost of local telephone or other telecommunications facilities to reach our facilities or the facilities of our customers.



     EXPORT OF TELECOMMUNICATIONS EQUIPMENT


     The sale of our ground segment systems, networks, and communications service solutions outside the United States is subject to compliance with the regulations of the United States Export Administration Regulations. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position. In addition, in order to ship our products or implement our services into some countries, these products or services must satisfy the technical requirements of that particular country. If we were unable to comply with these requirements with respect to a significant quantity of our products, our sales in Europe could be restricted, which could have a material adverse effect on our business, financial condition and results of operations.


EMPLOYEES



     As of December 31, 1999, we had 157 full-time employees, including 81 in engineering and program management, 34 in the manufacturing, manufacturing support group, and network operations, 17 in sales and marketing, and 25 in management and administration. Our employees are not covered by any collective-bargaining agreements. We believe that our relations with our employees are good.



PROPERTIES


     We own approximately 122,000 square feet of space in a facility on approximately seven acres located at 45 Oser Avenue, Hauppauge, New York. These premises house our principal offices and production facilities as well as offices and the network operations center of NetSat Express. We have a lease on office space in Hong Kong at a monthly rental fee of approximately $3,000. We are in the second year of a three-year lease for office space in the Atlanta, Georgia, at a current base monthly rent of $2,050, which rental amount increases to $2,130 per month in year three of the lease. In addition, we are in the first year of a five-year lease at a base monthly rent of $3,600 for office and operations facilities for our Globecomm Systems Europe Limited subsidiary in the United Kingdom.


LEGAL PROCEEDINGS


     We are not currently a party in any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth information about our executive officers and directors as of February 29, 2000:






              NAME                 AGE                         POSITION
-------------------------------   -----   --------------------------------------------------
David E. Hershberg ............    62     Chief Executive Officer and Chairman of the Board
                                          of Directors and Chairman of the Board of
                                          Directors of NetSat Express
Kenneth A. Miller .............    55     President and Director and Director of NetSat
                                          Express
Donald G. Woodring ............    52     Vice President--Network and Systems Analysis and
                                          Director
Stephen C. Yablonski ..........    53     Vice President, General Manager and Director
Herman Fialkov ................    77     Director
Benjamin Duhov ................    72     Director
C.J. Waylan ...................    58     Director
A. Robert Towbin ..............    64     Director
Richard E. Caruso .............    53     Director
Paul J. Johnson ...............    44     Vice President--Contracts and Corporate Secretary
Andrew C. Melfi ...............    46     Vice President and Chief Financial Officer
Paul J. Eterno ................    44     Vice President--Human Resources
Marni S. Ehrlich ..............    46     Chief Executive Officer and Director--NetSat
                                          Express
Burt H. Liebowitz .............    62     President and Chief Operating Officer and
                                          Director--NetSat Express
William M. Bartens ............    32     Chief Financial Officer and Treasurer--NetSat
                                          Express


     David E. Hershberg founded Globecomm in 1994 and has served as Chief Executive Officer and Chairman of the Board of Directors since our inception and is Chairman of the Board of Directors of NetSat Express, Inc. From 1976 to 1994, Mr. Hershberg was the President of Satellite Transmission Systems, Inc., or STS, a provider of satellite ground segment systems and networks, which he founded and which became a subsidiary of California Microwave, Inc., or CMI, and which is currently a subsidiary of L3 Communications Corporation. From 1990 to 1994, Mr. Hershberg also served as Group President of the Satellite Communications Group of CMI, where he also had responsibility for EFData, Inc., a manufacturer of satellite communications modems and for Viasat Technology Corp., a manufacturer of communications systems which specialized in portable and mobile satellite communications equipment. Mr. Hershberg is a Director of Primus Telecommunications Group, Inc. a telecommunications company providing long distance services. In 1998, Mr. Hershberg was given the award of Long Island Entrepreneur of the Year for Emerging Technology. He holds a B.S.E.E. from Rensselaer Polytechnic Institute, an M.S.E.E. from Columbia University and an M.S. in Management Science from Stevens Institute of Technology.


     Kenneth A. Miller has served as President and a Director since joining us in October 1994 and is a Director of NetSat Express, Inc. From 1978 to 1994, he held various positions with STS, and succeeded Mr. Hershberg as President of STS in 1994. Prior to his employment at STS, Mr. Miller was Manager of Satellite Systems at Comtech and a Satellite Communications Staff Officer with the United States Army. Mr. Miller holds a B.S.E.E. from the University of Michigan and an M.B.A. from Hofstra University.


     Donald G. Woodring has served as Vice President--Network and Systems Analysis and a Director since joining us in September 1994. From 1982 to 1994, he was Assistant Vice President for System Analysis at STS. From 1980 to 1982, he was employed by the SHAPE Technical Center and from 1972 to 1980 was employed by the U.S. Department of Defense. Mr. Woodring holds a B.S. from Penn State University and an M.S.E.E. from Catholic University.

     Stephen C. Yablonski has served as Vice President of Commercial Systems and a Director since joining us in June 1995. Additionally, in November 1999, he was promoted to the title of general manager. From 1988 to 1995, he was employed by STS, most recently as Vice President of the Commercial Systems and Networks Division. Prior to that he was Vice President of Engineering at Argo Communications, a telecommunications services provider. Mr. Yablonski holds a B.S.E.E. from Brown University and an M.S.E.E. from the University of Pennsylvania.

     Herman Fialkov has been a Director since January 1995. In 1968, Mr. Fialkov started the venture capital firm of Geiger & Fialkov and has been involved in venture investments since that time. He was a General Partner of PolyVentures Associates I, L.P., a high technology venture capital fund from 1987 to 1999. From 1972 to 1983, he was President and later Chairman of Standard Microsystems Corporation, a manufacturer and provider of large-scale integrated circuits and local area network products. He also is a Director of Primus Telecommunications, Inc. and a Trustee of Polytechnic University. Mr. Fialkov holds a B.Ad.E. from New York University.

     Benjamin Duhov has been a Director since January 1996. Since 1993, he has been a consultant and the President of Stamford Consulting Group which provides consulting services to the aerospace industry. He worked for Thomson-CSF Inc. from June 1975 to October 1993. Mr. Duhov holds a B.S.E.E. from Washington University.

     C. J. Waylan has been a Director since January 1997. Since 1992, he has served as President, Chief Executive Officer and Director at Constellation Communications, Inc., a satellite communications provider of voice, data, positioning and other services to mobile and fixed-site users. From May 1996 to September 1997, Dr. Waylan served as Executive Vice President of NextWave Telecom Inc., a provider of wireless personal telecommunications services. Prior to joining NextWave, Dr. Waylan worked for GTE Corporation from February 1981 to April 1996, where he served as Executive Vice President for GTE Mobilnet and President of GTE Spacenet Corporation. He was recently elected as a Director at Radyne Comstream. Dr. Waylan holds a B.S. from the University of Kansas and an M.S.E.E. and a Ph.D. from the Naval Postgraduate School.

     A. Robert Towbin has been a Director since November 1997 and has been a Managing Director of C.E. Unterberg, Towbin, an investment banking firm, since September 1995. In January 2000, he was elected to Co-Chairman of C.E. Unterberg, Towbin. From January 1994 to August 1995 he was the President and Chief Executive Officer of the Russian-American Enterprise Fund, a U.S. Government owned investment fund. From 1987 to 1994, he was co-head of technology banking and a Managing Director of Lehman Brothers. From 1977 to 1986, Mr. Towbin held various executive positions with L.F. Rothschild, Unterberg, Towbin, an investment banking firm. He also is a Director of Bradley Real Estate, Inc., Globalstar Telecommunications Ltd., Gerber Scientific, Inc., K&F Industries Inc. and TrueTime, Inc. Mr. Towbin holds a B.A. from Dartmouth College.

     Richard E. Caruso has been a Director since February 2000. He currently serves as President of the application service provider market at Nortel Networks. From 1983 to 1994, Mr. Caruso held various positions with Bellcore, including vice president of industry markets. From 1994 to 1999, Mr. Caruso served as vice president and general manager of digital media projects for IBM Global Media and Entertainment Industries and general manager of solutions for IBM Global Telecom and Media Industries. Mr. Caruso holds a B.S. in science from Rutgers University and an M.S. in science from the New Jersey Institute of Technology.

     Paul J. Johnson has served as Vice President--Contracts since joining us in October 1996. From 1991 to 1996, he was Director of Contracts for STS. He holds a B.B.A. from St. Bonaventure University.


     Andrew C. Melfi has served as Vice President since September 1997 and as Chief Financial Officer since joining us in January 1996. From 1982 to 1995, he was the Controller of STS. From 1980 to 1982, he was the Assistant Controller of Dorne and Margolin, Inc., a designer and manufacturer of antennas. Mr. Melfi holds a B.B.A in accounting from Dowling College and an M.B.A. from Dowling College.



     Paul Eterno has served as Vice President of Human Resources since November 1999 and he served as Senior Director of Human Resources from January 1998 to November 1999. From October 1997 to January 1998, Mr. Eterno served as a consultant to us. From July 1995 to October 1997 he served as Senior Vice President of Human Resources for US Computer Group, a turnkey provider of computer service maintenance and products. Prior to that, he served most recently as Senior Director of Human Resources at STS, where he was employed from April 1983 through June 1995. Mr. Eterno holds a B.S. in Management from the New York Institute of Technology and an M.B.A. in Executive Management from St. John's University.




     Marni S. Ehrlich has served as Chief Executive Officer and a Director of NetSat Express since October 1999. Mr. Ehrlich has 20 years of senior management experience in Internet services, international telecommunications business and e-business, most notably with IBM and AT&T. From January 1997 through October 1999, Mr. Ehrlich held positions as global solutions director of IBM's ISP division and was previously program director for IBM's voice and IP solutions division. From June 1995 through January 1997, he was product marketing director for AT&T WorldNet Service, and was a founder of the AT&T Internet service. He jointly holds a patent for Internet radio advertising mediation, and has lectured worldwide on how to become a valued-added Internet Service Provider. Mr. Ehrlich holds a B.A. in marketing from Fairleigh Dickinson University.



     Burt H. Liebowitz has served as President, Chief Operating Officer and a Director of NetSat Express since April 1999. From 1992 to 1999 he served as Vice President of Technology and Chief Technical Officer for Loral Orion, Inc. responsible for the development of VSAT products and enterprise software support for Loral Orion's international networking and Internet access business. Prior to joining Loral Orion, Mr. Liebowitz was Principal Engineer at the MITRE Corporation from 1989 to 1992. Mr. Liebowitz is the author of two books on distributed processing, and numerous articles on the development of highly reliable, high performance computing and communications systems. He holds three patents related to data networking over satellites. Mr. Liebowitz holds a B.E.E. and M.S. in mathematics from Rensselaer Polytechnic Institute, and an M.S.E.E. from Polytechnic Institute of Brooklyn.


     William M. Bartens has served as Chief Financial Officer and Treasurer of NetSat Express since May 1999 and he served as Controller of Globecomm from September 1997 to April 1999. From October 1996 through September 1997 he was an Audit Manager at Ernst & Young LLP and held various audit staff positions with Ernst & Young LLP from January 1992 through September 1996. Mr. Bartens holds a B.A. in economics from the State University of New York at Stony Brook and an M.S. in accounting from Long Island University--C.W. Post.

                   CERTAIN TRANSACTIONS AND RELATED PARTIES


     In August 1999, NetSat Express, Inc. completed a private placement yielding gross proceeds of $10,000,000. C.E. Unterberg, Towbin acted as placement agent for such transaction. A. Robert Towbin, a Director of Globecomm, serves as a Managing Director of C.E. Unterberg, Towbin. C.E. Unterberg, Towbin was paid an investment advisor fee of $500,000 and issued a warrant for 200,000 shares of NetSat Express, Inc. common stock at $3.00 per share relating to this private placement, subject to equitable adjustment for stock splits.

                      PRINCIPAL AND SELLING STOCKHOLDERS



     The following table sets forth, as of February 29, 2000, information with respect to the beneficial ownership of shares of common stock of: (1) each stockholder whom we know to beneficially own more than 5% of our outstanding common stock, (2) each director and each executive officer named in the summary compensation table in our proxy statement, dated October 15, 1999, (3) each stockholder who is selling shares in this offering, and (4) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares.





                                                    NUMBER OF
                                                    SHARES OF
                                                     COMMON
                                                      STOCK           PERCENTAGE     PERCENTAGE
                                                  BENEFICIALLY        OF SHARES       OF SHARES
                                                  OWNED BEFORE       OUTSTANDING     OUTSTANDING
             NAME AND ADDRESS OF                       THE            BEFORE THE      AFTER THE
             BENEFICIAL OWNER(1)                   OFFERING(2)         OFFERING       OFFERING
--------------------------------------------   ------------------   -------------   ------------
David E. Hershberg .........................          955,000(3)          9.9%           8.2%
Kenneth A. Miller ..........................          276,254(4)          2.8%           2.3%
Donald G. Woodring .........................          166,164(5)          1.7%           1.4%
Stephen C. Yablonski .......................          112,737(6)          1.2%             *
Herman Fialkov .............................           40,151               *              *
Benjamin Duhov .............................            5,700               *              *
C.J. Waylan ................................           42,750(7)            *              *
A. Robert Towbin ...........................           16,590(8)            *              *
Richard E. Caruso ..........................               --              --             --
All current directors and executive officers
 as a group (15 persons) ...................        1,703,278(9)         16.9%          14.1%


----------
*     Represents less than 1%


(1) Except as otherwise indicated, the stockholders named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and the address of all stockholders listed in the table is: c/o Globecomm Systems Inc., 45 Oser Avenue, Hauppauge, New York 11788.

(2) The number of shares of common stock outstanding as of February 29, 2000 is 9,689,627. Amounts shown for each stockholder include (i) all shares of common stock owned by each stockholder and (ii) shares of common stock underlying options, warrants and rights of first refusal exercisable within 60 days of February 29, 2000.


(3) Includes 171,000 shares of common stock held by Deerhill Associates, a family partnership of which Mr. Hershberg is General Managing Partner. Mr. Hershberg disclaims beneficial ownership of the shares held by Deerhill Associates except to the extent of his proportionate pecuniary interest therein.

(4) Includes 84,975 shares of common stock issuable upon exercise of stock options.


(5) Includes 17,150 shares of common stock held by some members of Mr. Woodring's family of which Mr. Woodring disclaims beneficial ownership and 69,687 shares of common stock issuable upon exercise of stock options.

(6) Consists of 1,485 shares of common stock held by Mr. Yablonski's wife and sons of which Mr. Yablonski disclaims beneficial ownership and 109,627 shares of common stock issuable upon exercise of stock options.


(7) Consists of 42,750 shares of common stock issuable upon exercise of stock options.

(8) Includes 10,000 shares of common stock issuable upon the exercise of stock options.

(9)   See Notes (3) through (8) above.

     If the underwriters exercise their over-allotment option to purchase up to 300,000 shares of common stock, then the following stockholders will sell up to the following number of shares and have the following beneficial ownership:
David E. Hershberg, 85,000 shares, 7.3%, and Kenneth A. Miller, 25,000 shares, 2.1%.

                                 UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement, dated the date hereof, the underwriters named below, who are represented by ING Barings LLC and C.E. Unterberg, Towbin, have severally agreed to purchase from us the number of shares of common stock set forth opposite their names below.



UNDERWRITERS                           NUMBER OF SHARES
-----------------------------------   -----------------
   ING Barings LLC ................
   C.E. Unterberg, Towbin .........
     Total ........................   2,000,000
                                      =========



     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock of this offering are subject to approval by their legal counsel and to other terms and conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock (other than those shares covered by the over-allotment option described below) if any are purchased.

     The underwriters propose initially to offer the shares of common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to dealers (including the underwriters) at
the offering price less a concession not in excess of $    per share. The
underwriters may allow, and such dealers may re-allow, to other dealers, a
concession not in excess of $    per share. After the offering of the shares of
common stock, the public offering price and other selling terms may be changed by ING Barings LLC at any time without notice.

     The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                           NO EXERCISE     FULL EXERCISE
                          -------------   --------------
   Per share ..........      $                $
   Total ..............      $                $

     Other expenses of this offering, including the registration fees and the fees of financial printers, counsel and accountants, payable by us are expected to be approximately $650,000.

     We and our selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to a total of up to 190,000 additional shares of common stock from us and up to 110,000 additional shares of common stock from selling stockholders at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will have a conditional obligation to purchase its pro rata portion of such additional shares based on the underwriter's percentage underwriting commitment as indicated in the table above.


     Under an agreement between Globecomm and Thomson-CSF, Thomson was granted some preemptive and other rights regarding future issuances of our securities, including (1) a preemptive right to purchase up to 15% of the total number of securities offered in any public offering undertaken by us, and (2) the right to participate in any private offering to the extent required to maintain its percentage ownership in us. These rights survive so long as Thomson's stock ownership does not fall below 5% of our outstanding share capital as a result of Thomson selling or otherwise disposing of a portion of its shares. We do not know whether Thomson will exercise its preemptive rights.


     We have agreed to indemnify the underwriters against some types of liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities. These liabilities generally consist of losses, claims, damages or actions arising from or relating to the offer, purchase or sale of common stock in this offering by the underwriters. Indemnification under the Securities Act may be unenforceable as against public policy.

     We, our executive officers and directors, have agreed not to: (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, exercisable or exchangeable for, or represent the right to receive common stock, or (2) grant any options or warrants to purchase common stock or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in the first or second clause is to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 120 days after the date of this prospectus without the prior written consent of ING Barings LLC. This agreement does not apply to any shares reserved for issuance under existing employee benefit plans. In addition, during this period, we have also agreed not to file any registration statement with respect to (other than a Form S-8 registration statement in connection with shares received under a stock plan, stock ownership plan, employment agreement or dividend reinvestment plan), and our executive officers and directors have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of ING Barings LLC.

     Other than in the United States, no action has been taken by us or by the underwriters that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who come to possess this prospectus are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which that offer or solicitation is unlawful.

     We have been informed that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the customer.

     Our common stock is quoted on the Nasdaq National Market under the symbol "GCOM."

     Until the distribution of our common stock is completed, rules of the SEC may limit the ability of the underwriters and the selling group members to bid for and purchase the common stock. As an exception to these rules, the representatives of the underwriters are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     If the underwriters create a short position in the common stock in connection with the offering by selling more shares of the common stock than are set forth on the cover pages of this prospectus, the representatives of the underwriters may reduce that short position by purchasing the common stock in the open market. The representatives of the underwriters may elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The representatives of the underwriters may also impose a penalty bid on some underwriters and selling group members. This means that if the representatives purchase shares of the common stock in the open market to reduce an underwriters' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. The imposition of a penalty bid might also have an effect on the price of the common stock if it were to discourage resales of the common stock.

     In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     We make, and each of the underwriters makes, no representation or prediction as to the direction or magnitude of any effect that the transaction described above may have on the price of our common stock. In addition, we make, and each of the underwriters makes, no representation that the representatives of the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


                                 LEGAL MATTERS

     The validity of the common stock offered in this prospectus will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. Other legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.


                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 1999 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are included elsewhere in the registration statement and our consolidated financial statements and schedule are incorporated by reference in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.



                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov. Reports, proxy statements and other information concerning us is also available for inspection at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.


     This prospectus is part of a registration statement (Registration No. 333-30808) we filed with the SEC. The SEC permits us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supercede this information.

     We incorporate by reference the following documents filed by us with the SEC (File No. 000-22839). We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.


     1. Our Annual Report on Form 10-K for the fiscal year ended June 30, 1999.


     2. Our Quarterly Report on Form 10-Q, as amended, for the quarters ended September 30, 1999 and December 31, 1999.


     3. Our Proxy Statement dated October 15, 1999, filed in connection with our 1999 Annual Meeting of Stockholders.


     4. The description of our common stock which is contained in our Registration Statement on Form 8-A filed under the Securities Exchange Act on July 15, 1997, including any amendment or reports filed for the purpose of updating such description.

     5. The description of our preferred stock purchase rights which is contained in our Registration Statement on Form 8-A filed under the Securities Exchange Act on December 4, 1998, including any amendment, or report filed for the purpose of updating such description.



     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Mr. Andrew C. Melfi, Chief Financial Officer, Globecomm Systems Inc., 45 Oser Avenue, Hauppauge, New York 11788.

                            GLOBECOMM SYSTEMS INC.


                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




Report of Independent Auditors ...........................................................   F-2
Consolidated Balance Sheets as of June 30, 1998 and 1999 and December 31, 1999
 (unaudited) .............................................................................   F-3
Consolidated Statements of Operations for the years ended June 30, 1997, 1998 and 1999
 and the six months ended December 31, 1998 and 1999 (unaudited) .........................   F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended
 June 30, 1997, 1998 and 1999 and the six months ended December 31, 1999
 (unaudited) .............................................................................   F-5
Consolidated Statements of Cash Flows for the years ended June 30, 1997, 1998 and
 1999 and the six months ended December 31, 1998 and 1999 (unaudited) ....................   F-7
Notes to Consolidated Financial Statements ...............................................   F-8

                         REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Stockholders of Globecomm Systems Inc.


     We have audited the accompanying consolidated balance sheets of Globecomm Systems Inc. at June 30, 1998 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globecomm Systems Inc. at June 30, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with accounting principles generally accepted in the United States.


                                                          /S/ ERNST & YOUNG LLP


Melville, New York

August 24, 1999, except for the fourth paragraph of
  Note 16. Commitments and Contingencies, as to which the date is September 14, 1999

                            GLOBECOMM SYSTEMS INC.
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)





                                                              JUNE 30, 1998     JUNE 30, 1999     DECEMBER 31, 1999
                                                             ---------------   ---------------   ------------------
                                                                                                     (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents ...............................      $ 21,342          $  11,944          $  23,071
 Restricted cash .........................................         4,416              3,486                832
 Accounts receivable, net ................................        18,017             18,147             15,419
 Inventories, net ........................................         1,656              6,419              4,832
 Prepaid expenses and other current assets ...............           635              1,207              1,685
                                                                --------          ---------          ---------
Total current assets .....................................        46,066             41,203             45,839
Fixed assets, net ........................................        10,165             12,684             25,250
Investments ..............................................         2,093              2,961              2,961
Other assets, net of accumulated amortization of $100 and
 $197 at June 30, 1998 and 1999 and $279 at December 31,
 1999 ....................................................           295              1,162              1,840
                                                                --------          ---------          ---------
Total assets .............................................      $ 58,619          $  58,010          $  75,890
                                                                ========          =========          =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ........................................      $ 13,042          $  18,749          $  11,672
 Deferred revenue ........................................           103                299                591
 Accrued payroll and related fringe benefits .............           632                859                676
 Accrued commissions .....................................           216                 72                 14
 Other accrued expenses ..................................           594              1,774              2,349
 Deferred liability ......................................            --                 --                420
 Capital lease obligations ...............................            18                 --                375
                                                                --------          ---------          ---------
Total current liabilities ................................        14,605             21,753             16,097
Capital lease obligations, less current portion ..........            --                 --             10,736
Deferred liability, less current portion .................            --                 --              1,680
Minority interests in consolidated subsidiary ............            --                 --              1,963
Series A Participating Preferred stock of consolidated
 subsidiary, at redemption value .........................            --                 --              5,000
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $.001 par value, 3,000,000 shares
   authorized:
    Class A Convertible, shares authorized, issued and
     outstanding: none at June 30, 1998 and 1999 and
     December 31, 1999 ...................................            --                 --                 --
    Class B Convertible, shares authorized, issued and
     outstanding: none at June 30, 1998 and 1999 and
     December 31, 1999 ...................................            --                 --                 --
    Series A Junior Participating, shares authorized,
     issued and outstanding: none at June 30, 1998 and
     1999 and December 31, 1999 ..........................            --                 --                 --
 Common stock, $.001 par value, 22,000,000 shares
   authorized, shares issued: 9,165,908 and 9,365,489 at
   June 30, 1998 and 1999 and 9,712,988 at December 31,
   1999 ..................................................             9                  9                 10
 Additional paid-in capital ..............................        50,530             52,061             55,781
 Accumulated deficit .....................................        (6,525)           (14,717)           (14,319)
 Deferred compensation ...................................            --               (293)              (255)
 Treasury stock, at cost, none at June 30, 1998, 139,638
   shares at June 30, 1999 and December 31, 1999 .........            --               (803)              (803)
                                                                --------          ---------          ---------
Total stockholders' equity ...............................        44,014             36,257             40,414
                                                                --------          ---------          ---------
Total liabilities and stockholders' equity ...............      $ 58,619          $  58,010          $  75,890
                                                                ========          =========          =========


                            See accompanying notes.

                            GLOBECOMM SYSTEMS INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)





                                                            YEARS ENDED                      SIX MONTHS ENDED
                                               --------------------------------------  ----------------------------
                                                 JUNE 30,     JUNE 30,     JUNE 30,     DECEMBER 31,   DECEMBER 31,
                                                   1997         1998         1999           1998           1999
                                               ------------  ----------  ------------  -------------- -------------
                                                                                               (UNAUDITED)
Revenues ....................................    $ 36,220     $ 58,105     $ 49,058       $ 25,175      $ 36,798
Costs of revenues ...........................      32,060       49,532       43,516         21,919        31,885
                                                 --------     --------     --------       --------      --------
Gross profit ................................       4,160        8,573        5,542          3,256         4,913
                                                 --------     --------     --------       --------      --------
Operating expenses:
 Network operations .........................          --           --          514            204           718
 Selling and marketing ......................       3,282        4,187        5,183          2,324         2,426
 Research and development ...................         649        1,188        1,325            550           355
 General and administrative .................       3,449        5,010        6,040          2,656         4,114
 Terminated acquisition costs ...............          --           --          972            972            --
 Write-down of investments ..................          --           --          679             --            --
                                                 --------     --------     --------       --------      --------
Total operating expenses ....................       7,380       10,385       14,713          6,706         7,613
                                                 --------     --------     --------       --------      --------
Loss from operations ........................      (3,220)      (1,812)      (9,171)        (3,450)       (2,700)
Other income (expense):
 Interest income ............................         298        1,271          980            610           448
 Interest expense ...........................         (22)          (5)          (1)            --          (317)
 Gain on sale of consolidated subsidiary's
   common stock .............................          --           --           --             --         2,353
                                                 --------     --------     --------       --------      --------
Loss before minority interests in
 operations of consolidated subsidiary ......      (2,944)        (546)      (8,192)        (2,840)         (216)
Minority interests in operations of
 consolidated subsidiary ....................         275           --           --             --           614
                                                 --------     --------     --------       --------      --------
Net (loss) income ...........................    $ (2,669)    $   (546)    $ (8,192)      $ (2,840)     $    398
                                                 ========     ========     ========       ========      ========
Basic net (loss) income per common share.....                 $  (0.06)    $  (0.90)      $  (0.31)     $   0.04
                                                              ========     ========       ========      ========
Diluted net (loss) income per common
 share ......................................                 $  (0.06)    $  (0.90)      $  (0.31)     $   0.04
                                                              ========     ========       ========      ========
Weighted-average shares used in the
 calculation of net (loss) income per
 common share:
   Basic ....................................                    8,553        9,109          9,127         9,268
                                                              ========     ========       ========      ========
   Diluted ..................................                    8,553        9,109          9,127        10,157
                                                              ========     ========       ========      ========
Pro forma basic and diluted net loss per
 common share (unaudited) ...................    $  (0.44)
                                                 ========
Shares used in the calculation of pro forma
 basic and diluted net loss per common
 share (unaudited) ..........................       6,086
                                                 ========


                            See accompanying notes.

                            GLOBECOMM SYSTEMS INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            AND THE SIX MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)
                                (IN THOUSANDS)





                                                   CONVERTIBLE PREFERRED STOCK
                                              --------------------------------------
                                                                                          COMMON
                                                   CLASS A             CLASS B            STOCK
                                              ------------------ ------------------- ----------------
                                               SHARES    AMOUNT   SHARES    AMOUNT    SHARES   AMOUNT
                                              -------- --------- -------- ---------- -------- -------
Balance at June 30, 1996 ....................    156   $ --          --      $ --     3,769     $ 4
Sale of convertible preferred stock to
 investors, net of issuance costs of
 $2,623; paid in cash of $1,135 and 53
 shares of stock ............................                       485        1
Sale of convertible preferred stock to
 investor ...................................     16     --
Exercise of warrants ........................                                           107      --
Sale of convertible preferred stock to
 investor ...................................                        30       --
Issuance of common stock in exchange
 for minority shares in subsidiary ..........                                            30      --
Options granted to employees and
 directors ..................................
Net loss ....................................
Balance at June 30, 1997 ....................    172     --         515        1      3,906       4
Conversion of convertible preferred
 stock into common stock ....................   (172)    --        (515)      (1)     1,958       2
Proceeds from initial public offering, net
 of issuance costs of $3,721.................                                         3,163       3
Proceeds from exercise of stock options......                                           132      --
Proceeds from exercise of warrants ..........                                             7      --
Options granted to employees and
 directors ..................................
Net loss ....................................
Balance at June 30, 1998 ....................     --     --          --       --      9,166       9
Issuance of common stock in exchange
 for minority shares in subsidiary ..........                                            43      --
Issuance of common stock in connection
 with acquisition ...........................                                            50      --
Proceeds from exercise of stock options......                                            39      --
Exercise of stock options in exchange
 for shares of common stock .................                                            49      --
Issuance of common stock in
 connection with employee stock
 purchase plan ..............................                                            18      --
Purchases of treasury stock .................
Options granted to employees and
 directors ..................................
Grant of employee stock options .............
Amortization of deferred compensation
Net loss ....................................
Balance at June 30, 1999 ....................     --     --          --       --      9,365       9
Net proceeds from issuance of
 consolidated subsidiary's common
 stock (unaudited) ..........................
Minority interests resulting from
 issuance of consolidated subsidiary's
 common stock (unaudited) ...................
Proceeds from exercise of stock options                                                 334       1
Issuance of common stock in connection
 with employee stock purchase plan
 (unaudited) ................................                                            14      --
Options granted to employees and
 directors (unaudited) ......................
Amortization of deferred compensation
 (unaudited) ................................
Net income (unaudited) ......................
Balance at December 31, 1999 (unaudited)          --   $    --       --      $--      9,713     $10
                                                ====   =======     ====      =====    =====     ===

                            GLOBECOMM SYSTEMS INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            AND THE SIX MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)
                                (IN THOUSANDS)






       ADDITIONAL                                       TREASURY STOCK            TOTAL
         PAID-IN      ACCUMULATED       DEFERRED     ---------------------    STOCKHOLDERS'
         CAPITAL        DEFICIT       COMPENSATION    SHARES      AMOUNT         EQUITY
      ------------   -------------   -------------   --------   ----------   --------------
        $ 9,036        $  (3,310)       $    --           --     $    --        $  5,730



         10,964                                                                   10,965

            257                                                                      257
            563                                                                      563

            824                                                                      824

            243                                                                      243

             83                                                                       83
                          (2,669)                                                 (2,669)
                       ---------        -------       ------     -------        --------
         21,970           (5,979)            --           --          --          15,996

             (1)                                                                      --

         27,901                                                                   27,904
            534                                                                      534
             55                                                                       55

             71                                                                       71
                            (546)                                                   (546)
                       ---------                                                --------
         50,530           (6,525)            --           --          --          44,014

            250                                                                      250

            406                                                                      406
            148                                                                      148

            258                                           26        (258)             --


             94                                                                       94
                                                         114        (545)           (545)

             75                                                                       75
            300                            (300)                                      --
                                              7                                        7
                          (8,192)                                                 (8,192)
                       ---------                                                --------
         52,061          (14,717)          (293)         140        (803)         36,257


          3,398                                                                    3,398


         (1,903)                                                                  (1,903)


          2,069                                                                    2,070

            119                                                                      119

             37                                                                       37
                                             38                                       38
                             398                                                     398
                       ---------                                                --------
        $55,781        $ (14,319)       $  (255)         140     $  (803)       $ 40,414
        =========      =========        =======       ======     =======        ========

                            GLOBECOMM SYSTEMS INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)





                                                                                   YEARS ENDED
                                                                      --------------------------------------
                                                                         JUNE 30,     JUNE 30,    JUNE 30,
                                                                           1997         1998        1999
                                                                      -------------- ---------- ------------
OPERATING ACTIVITIES:
Net (loss) income ...................................................   $ (2,669)    $  (546)     $ (8,192)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
  Depreciation and amortization .....................................        362         716         1,267
  Stock compensation expense ........................................         83          71            82
  Provision (credit) for doubtful accounts ..........................         --          40           100
  Loss on disposal of fixed assets ..................................         --          --           129
  Write-down of investments .........................................         --          --           679
  Minority interests in operations of consolidated subsidiary........       (275)         --            --
  Gain on sale of consolidated subsidiary's common stock ............         --          --            --
  Changes in operating assets and liabilities:
   Accounts receivable, net .........................................    (12,351)     (3,707)         (230)
   Inventories, net .................................................       (943)        664        (4,763)
   Prepaid expenses and other current assets ........................        (73)       (328)         (572)
   Other assets .....................................................         (1)         68           (74)
   Accounts payable .................................................     13,322      (3,047)        5,707
   Deferred revenue .................................................         27          76           196
   Accrued payroll and related fringe benefits ......................        221         194           227
   Accrued commissions and other accrued expenses ...................        339         121         1,036
   Deferred liability ...............................................         --          --            --
                                                                        ----------   --------     --------
Net cash used in operating activities ...............................     (1,958)     (5,678)       (4,408)
                                                                        ----------   --------     --------
INVESTING ACTIVITIES:
Purchases of investments ............................................     (1,069)       (785)       (1,547)
Purchases of fixed assets ...........................................     (6,765)     (3,678)       (3,818)
Payment of organization costs .......................................        (81)         --            --
Restricted cash .....................................................       (306)     (2,879)          930
Proceeds from sale of consolidated subsidiary's common stock ........         --          --            --
                                                                        ----------   --------     --------
Net cash (used in) provided by investing activities .................     (8,221)     (7,342)       (4,435)
FINANCING ACTIVITIES:
Proceeds from sales of common stock, net ............................         --      28,665            --
Proceeds from sale of common stock in connection with
 employee stock purchase plan .......................................         --          --            94
Proceeds from sales of preferred stock, net .........................     12,046          --            --
Proceeds from sale of consolidated subsidiary's common stock,
 net ................................................................         --          --            --
Proceeds from sale of consolidated subsidiary's preferred stock .....         --          --            --
Proceeds from exercise of warrants ..................................        563          55            --
Proceeds from exercise of stock options .............................         --         534           148
Purchases of treasury stock .........................................         --          --          (545)
Investment from minority stockholders ...............................        275          --            --
Repayment of loan to stockholder ....................................        150          --            --
Repayment of loans payable to stockholder ...........................       (315)         --            --
Payment of deferred offering costs ..................................       (761)         --          (234)
Payments under capital leases .......................................        (50)        (56)          (18)
                                                                        ----------   --------     --------
Net cash provided by (used in) financing activities .................     11,908      29,198          (555)
                                                                        ----------   --------     --------
Net increase (decrease) in cash and cash equivalents ................      1,729      16,178        (9,398)
Cash and cash equivalents at beginning of period ....................      3,435       5,164        21,342
                                                                        ----------   --------     --------
Cash and cash equivalents at end of period ..........................   $  5,164     $21,342      $ 11,944
                                                                        ==========   ========     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid for interest .............................................   $     51     $     5      $      1
                                                                        ==========   ========     ========



                                                                            SIX MONTHS ENDED
                                                                      ----------------------------
                                                                       DECEMBER 31,   DECEMBER 31,
                                                                           1998           1999
                                                                      -------------- -------------
                                                                              (UNAUDITED)
OPERATING ACTIVITIES:
Net (loss) income ...................................................    $(2,840)      $    398
Adjustments to reconcile net (loss) income to net cash used in operating activities:
  Depreciation and amortization .....................................        812          1,108
  Stock compensation expense ........................................         37             75
  Provision (credit) for doubtful accounts ..........................        (13)           153
  Loss on disposal of fixed assets ..................................         --             --
  Write-down of investments .........................................         --             --
  Minority interests in operations of consolidated subsidiary........         --           (614)
  Gain on sale of consolidated subsidiary's common stock ............         --         (2,353)
  Changes in operating assets and liabilities:
   Accounts receivable, net .........................................       (150)         2,575
   Inventories, net .................................................       (980)         1,238
   Prepaid expenses and other current assets ........................       (218)          (478)
   Other assets .....................................................        (24)          (760)
   Accounts payable .................................................      1,962         (7,077)
   Deferred revenue .................................................         (8)           292
   Accrued payroll and related fringe benefits ......................       (218)          (183)
   Accrued commissions and other accrued expenses ...................        305            393
   Deferred liability ...............................................         --          2,100
                                                                         ---------     --------
Net cash used in operating activities ...............................     (1,335)        (3,133)
                                                                         ---------     --------
INVESTING ACTIVITIES:
Purchases of investments ............................................     (1,559)            --
Purchases of fixed assets ...........................................     (1,152)        (2,393)
Payment of organization costs .......................................         --             --
Restricted cash .....................................................       (371)         2,654
Proceeds from sale of consolidated subsidiary's common stock ........         --          3,500
                                                                         ---------     --------
Net cash (used in) provided by investing activities .................     (3,082)         3,761
FINANCING ACTIVITIES:
Proceeds from sales of common stock, net ............................         --             --
Proceeds from sale of common stock in connection with
 employee stock purchase plan .......................................         --            119
Proceeds from sales of preferred stock, net .........................         --             --
Proceeds from sale of consolidated subsidiary's common stock,
 net ................................................................         --          3,398
Proceeds from sale of consolidated subsidiary's preferred stock .....         --          5,000
Proceeds from exercise of warrants ..................................         --             --
Proceeds from exercise of stock options .............................         --          2,070
Purchases of treasury stock .........................................       (545)            --
Investment from minority stockholders ...............................         --             --
Repayment of loan to stockholder ....................................         --             --
Repayment of loans payable to stockholder ...........................         --             --
Payment of deferred offering costs ..................................         --             --
Payments under capital leases .......................................        (17)           (88)
                                                                         ---------     --------
Net cash provided by (used in) financing activities .................       (562)        10,499
                                                                         ---------     --------
Net increase (decrease) in cash and cash equivalents ................     (4,979)        11,127
Cash and cash equivalents at beginning of period ....................     21,342         11,944
                                                                         ---------     --------
Cash and cash equivalents at end of period ..........................    $16,363       $ 23,071
                                                                         =========     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid for interest .............................................    $     1       $    317
                                                                         =========     ========


                            See accompanying notes.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
               (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


1. ORGANIZATION AND DESCRIPTION OF BUSINESS

     Globecomm Systems Inc. (the "Company") was incorporated in the State of Delaware on August 17, 1994. The Company designs, assembles and installs satellite ground segment systems and networks which support a wide range of satellite communications applications including fixed, mobile and direct broadcast services as well as certain military applications. During fiscal 1997, the Company established a subsidiary, NetSat Express, Inc. ("NetSat Express"), to develop service revenues by providing high-speed, satellite-delivered data communications to developing markets world wide. In addition, the Company offers communications services which are typically comprised of ground segment systems and networks in combination with terrestrial and space segment services to provide end-to-end service solutions.



     On July 18, 1997, the Board of Directors authorized and, on August 5, 1997, the stockholders approved a 2.85-for-one stock split of the outstanding shares of common stock, and amended and restated the Company's certificate of incorporation increasing the number of authorized shares of common stock to 22,000,000 and preferred stock to 3,000,000, and changed the par value of its common and preferred stock to $.001. All common stock, stock options and warrant data has been restated to reflect the stock split.


     The Company has incurred operating losses since its inception and had an accumulated deficit at June 30, 1999 and December 31, 1999 of approximately $14,717,000 and $14,319,000, respectively. Such losses have resulted principally from general and administrative and selling and marketing expenses associated with the Company's operations. The Company expects that its cash and working capital requirements will continue to increase as the Company expands its operations. Management believes that its existing capital resources will be sufficient to meet its working capital needs through December 31, 2000 (see
Note 9).



2. SIGNIFICANT ACCOUNTING POLICIES


 Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary, NetSat Express. All significant intercompany balances and transactions have been eliminated in consolidation.


 Interim Consolidated Financial Statements

     The consolidated financial statements as of December 31, 1999 and for six months ended December 31, 1998 and 1999 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the consolidated financial position as of December 31, 1999 and the consolidated results of operations and cash flows for the six months ended December 31, 1998 and 1999 have been made. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or eliminated.

     The results of operations for the six months ended December 31, 1998 and 1999 are not necessarily indicative of the results to be expected for any future interim period or for the year ending June 30, 2000.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


 Revenue Recognition

     The Company uses the percentage-of-completion method of accounting for contract revenues, upon the achievement of certain milestones. Accordingly, revenue from long-term, fixed-price contracts, are generally recorded based on the relationship of total costs incurred to date to total projected final costs. Contract costs generally include purchased material, direct labor, overhead and other indirect costs. Anticipated contracted losses are recognized as they become known.


     NetSat Express revenues are derived primarily from Internet access service fees and sales of hardware and equipment. Service revenue from Internet access is recognized ratably over the period services are provided. Sales of hardware and equipment are recognized upon shipment. Payments received in advance of providing Internet access service are deferred until the period such services are provided and are presented as deferred revenue in the accompanying consolidated balance sheets.



 Cost of Revenues

     In addition to contract costs, cost of revenues relating to Internet access service fees consist primarily of satellite space segment charges and Internet connectivity fees. Cost of revenues associated with hardware and equipment sales consist primarily of the purchase of the related products.


 Network Operations

     Network operations expense consist primarily of costs associated with the operation of the Network Operation Center (the "NOC"), including teleport services and maintaining a twenty-four hour a day, seven-day a week staff to monitor the operations of the NOC.


 Research and Development

     Research and development expenditures are expensed as incurred.


 Inventories

     Inventories, which consist primarily of work-in-progress from costs incurred in connection with specific customer contracts, are stated at the lower of cost (using the first-in, first-out method of accounting) or market value, less customer progress payments.


 Cash Equivalents

     The Company classifies all highly liquid financial instruments with a maturity of three months or less when purchased as cash equivalents.


 Fixed Assets

     Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

three to twenty-five years. Amortization of assets held under capital leases is calculated using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the lease term or estimated useful lives of the improvement.


 Income Taxes

     Income taxes are provided using the liability method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to the difference between the carrying amount of the assets and liabilities for financial statement and income tax purposes, as determined under the enacted tax laws and rates that will be in effect when the differences are expected to reverse.


 Fair Value of Financial Instruments

     The recorded amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair values principally because of the short-term nature of these items.


 Stock-Based Compensation

     The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based-Compensation" ("Statement 123").



 Goodwill

     Goodwill represents excess of the purchase price over the fair value of net assets acquired. Amortization expense relating to goodwill is amortized on a straight-line basis over periods ranging from five to ten years. Such amounts are included in other assets in the accompanying consolidated balance sheets.


 Long-Lived Assets

     When impairment indicators are present, the Company reviews the carrying value of its assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analyses expected to be generated by the assets. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds the future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

     The Company evaluates the periods of amortization continually in determining whether later events and circumstances warrant revised estimates of useful lives. If estimates are changed, the unamortized cost will be allocated to the increased or decreased number of remaining periods in the revised lives.



 Segment Disclosures

     Effective June 30, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131").

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement 131 supersedes Statement of Financial Accounting Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports.


     Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company operates in two business segments, its Ground Segment Systems and Networks Segment, through Globecomm Systems Inc. and its Data Communications Services Segment, through NetSat Express (see Note 14).



 Reclassifications


     Certain balances in the prior periods have been reclassified to conform to the current period presentation.


3. INVENTORIES

     Inventories consists of the following:




                                                JUNE 30,   JUNE 30,   DECEMBER 31,
                                                  1998       1999         1999
                                               ---------- ---------- -------------
                                                         (IN THOUSANDS)
   Raw materials and component parts .........   $   78    $    87       $  100
   Work-in-progress ..........................    3,576      9,975        8,469
                                                 ------    -------       ------
                                                  3,654     10,062        8,569
   Less progress payments ....................    1,998      3,643        3,737
                                                 ------    -------       ------
                                                 $1,656    $ 6,419       $4,832
                                                 ======    =======       ======


4. FIXED ASSETS

     Fixed assets consist of the following:



                                                    JUNE 30,   JUNE 30,   DECEMBER 31,
                                                      1998       1999         1999
                                                   ---------- ---------- -------------
                                                             (IN THOUSANDS)
   Land ..........................................  $ 1,750    $ 1,750      $ 1,750
   Building and improvements .....................    5,261      5,309        5,310
   Computer equipment ............................    1,437      1,410        1,517
   Machinery and equipment .......................      844      2,469        3,037
   Network Operations Center .....................      565        749        1,322
   Satellite earth station equipment .............      148        630          671
   Furniture and fixtures ........................      933        987        1,031
   Leasehold improvements ........................       29         29           29
   Equipment under capital leases ................      159        159       11,199
   Construction-in-progress ......................      158      1,481        2,699
                                                    -------    -------      -------
                                                     11,284     14,973       28,565
   Less accumulated depreciation and amortization     1,119      2,289        3,315
                                                    -------    -------      -------
                                                    $10,165    $12,684      $25,250
                                                    =======    =======      =======

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


5. INVESTMENTS


     Investments consist of the following:



                                                      JUNE 30,     JUNE 30,     DECEMBER 31,
                                                        1998         1999           1999
                                                     ----------   ----------   -------------
                                                                 (IN THOUSANDS)
   Shiron Satellite Communications (1996), Ltd.
     ("Shiron") (a) ..............................     $  285       $  285         $  285
   Euro Broadcasting Corporation
     ("Euro") (b) ................................        440           --             --
   Newpoint Technologies, Inc.
     ("Newpoint Technologies") (c) ...............        950          950            950
   Armer Communications Engineering Services, Inc.
     ("Armer") (d) ...............................        200          200            200
   Joint Communications Technology Corp.
     ("JCTC") (e) ................................        214           --             --
   McKibben Communications, LLC
     ("McKibben") (f) ............................         --        1,522          1,522
   Other .........................................          4            4              4
                                                       ------       ------         ------
                                                       $2,093       $2,961         $2,961
                                                       ======       ======         ======



(a) On February 12, 1996, the Company purchased 10% of the common stock of Shiron, an Israeli company, for $150,000 and, during October 1996, exercised an option to purchase an additional 9% for $135,000. The Company has an option to purchase up to a total of a 20% interest of Shiron in accordance with the terms of the purchase agreement. As of June 30, 1999, the Company's interest in Shiron was diluted to 8.91%.

(b) During August 1996, the Company purchased 19% of the common stock of Euro, a Delaware corporation, for $240,000 with a one-year option to purchase an additional 10% at a price ranging from $125,000 to $200,000 depending upon the exercise date. During August 1997, the Company exercised its option to purchase an additional 10% for $200,000. During December 1998, the Company purchased an additional 100,000 shares of Euro's common stock for $25,000. During June 1999, the Company's management evaluated this investment and believed it would be appropriate to write-down this investment to zero and recorded a charge to operations of approximately $465,000.

(c) On August 30, 1996, the Company purchased 5% of the common stock of Newpoint Technologies, a New Hampshire corporation, for approximately $400,000. In May 1997, the Company purchased an additional 1.6% for $150,000. In August and September 1997, the Company purchased additional common stock of Newpoint Technologies for $400,000. As of June 30, 1999, the Company's interest in Newpoint Technologies has been diluted to 10.3%.

(d) On November 18, 1996, the Company purchased 15% of the common stock of Armer, an Arizona corporation, for $150,000 and in March 1997, purchased an additional 2% for $50,000.

(e) On January 13, 1998, the Company purchased 6.7% of the common stock of JCTC, a New Jersey corporation, for approximately $214,000. The Company has a two-year option to purchase an additional 6.7% for $200,000. In addition, the Company has an additional option to purchase up to a total of 20% interest in JCTC provided the Company has purchased the first option. The price of the second option will be the then current market price or the last price for which JCTC's common stock has been sold. During June 1999, the Company's management evaluated

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


5. INVESTMENTS (CONTINUED)

    this investment and believed it would be appropriate to write-down this investment to zero and recorded a charge to operations of approximately $214,000.


(f) On August 20, 1998, the Company purchased 18.75% of the future profits, losses and equity (subject to certain liquidation and income preferences) of McKibben, a California limited liability corporation, for $1.5 million. The Company has a two-year option to purchase up to an additional 11.25% for $1.5 million and has an anti-dilution provision. Furthermore, the Company has an "Absolute Option", whereby it has the right to buy up to 20% of the equity of McKibben at any time prior to the sale of substantially all of the assets or an Initial Public offering of McKibben.


     The above investments have been accounted for at cost since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.


6. TERMINATED ACQUISITION COSTS

     During the year ended June 30, 1999, the Company incurred certain costs in connection with an attempt to acquire another company. During the first quarter of fiscal 1999, the Company terminated this proposed acquisition and as a result incurred costs of approximately $972,000 representing legal, accounting and other acquisition related costs which have been charged to operations.


7. COMMON STOCK


 Issuance of Common Stock in Connection with Acquisition

     On May 25, 1999, the Company acquired the business of Global-Net, Inc. ("Global-Net"), a wireless local loop telephone network solutions business, located in New York, in exchange for 50,000 shares of the Company's common stock with a fair market value of $8.125 per share on the date of acquisition. The purchase agreement provides for additional consideration to be paid by the Company if certain revenue goals are met during the fifteen months subsequent to the acquisition date. Had this acquisition been consummated as of July 1, 1997, the unaudited pro forma revenues and results of operations would not have been considered material for the years ended June 30, 1998 and 1999. The purchase price of approximately $406,000 has been allocated to goodwill and is being amortized over five-years.


 Sales of Common Stock

     In June 1995, the Company completed a private placement offering in which the Company issued approximately 1,219,000 shares of common stock to various investors. Proceeds from the issuance of these shares totaled approximately $5,032,000, including approximately $861,000 of stock subscriptions received in July 1995, and net of related expenses of approximately $1,402,000. In satisfaction of these related expenses, the Company paid approximately $670,000 in cash and issued approximately 156,000 shares of its common stock valued at approximately $732,000. Additionally, in connection with this offering, the Company sold to one of its investors for approximately $4,000, a five-year warrant to purchase approximately 107,000 shares of the Company's common stock at a price of $5.26 per share. The warrant contains certain anti-dilution provisions as specified in the warrant agreement. On January 24, 1997, the investor exercised the outstanding warrant.

     During November 1996, a minority shareholder in NetSat Express agreed to exchange 19,000 shares (representing approximately 2%) of NetSat Express for approximately 30,000 shares in the Company. The shares in the Company were valued at $8.07 per share at the date of the agreement. Accordingly, the Company recorded goodwill of approximately $243,000, which is being amortized over ten-years.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


7. COMMON STOCK (CONTINUED)

     In August 1997, the Company completed an initial public offering of 3,162,500 shares of common stock for an aggregate offering price of $31,625,000. The Company incurred total expenses in the offering of approximately $3,721,000 of which approximately $2,214,000 represented underwriting discounts and commissions and approximately $1,507,000 represented other related expenses. The net offering proceeds to the Company after deducting the total expenses were approximately $27,904,000.


     During March 1999, a minority shareholder in NetSat Express agreed to exchange 1,680,000 shares of convertible preferred stock (representing approximately 14%) of NetSat Express for 42,553 shares in the Company. The shares in the Company were valued at $5.875 per share at the date of the agreement. Accordingly, the Company recorded goodwill of approximately $250,000 in connection with this transaction, which is being amortized over five years. During May 1999, the Company exercised its right to convert its 1,680,000 shares of convertible preferred stock into 1,680,000 shares of common stock of NetSat Express.



 Stock Issued to Consultants


     During November 1996, the Company issued a ten-year warrant to five consultants for future services to purchase an aggregate of approximately 64,000 shares of common stock at a price per share of $8.07, equal to the fair market value of the shares at the date of issuance. No warrants were exercised during the year ended June 30, 1997. During the year ended June 30, 1998, warrants to purchase 6,800 shares of common stock were exercised. No warrants were exercised during the year ended June 30, 1999, or for the six months ended December 31, 1999.



 Issuance of Common Stock as Commission

     In November 1995, the Company issued approximately 37,000 shares of its common stock to an investor, or 1% of the then outstanding share capital. This issuance resulted in approximately $174,000 of commission expense based on the fair market value of the shares at the date of issuance, which was also the date of the agreement. Such amount was included in selling and marketing expense in the accompanying consolidated statement of operations during the year ended June 30, 1997, the period in which the related revenue was recognized.

     In addition, the investor was granted certain preemptive and other rights regarding future issuances of securities of the Company including (i) a preemptive right to purchase up to 15% of the total number of securities offered in any public offering undertaken by the Company and (ii) the right to participate in any private offering to the extent required to maintain its percentage ownership in the Company as well as the right to nominate a director to the Board of Directors. These rights survive for so long as the investor's stock ownership does not fall below 5% of the outstanding share capital of the Company as a result of the investor selling or otherwise disposing of a portion of its shares.


 Treasury Stock

     On September 1, 1998, the Company's Board of Directors authorized the repurchase of up to $2.0 million of the Company's outstanding common stock. The repurchase program allows for purchases to be made intermittently, through open market and privately negotiated transactions. Timing, price, quantity and the manner of purchase are at the discretion of the Company's management subject to compliance with the applicable securities laws. During the year ended June 30, 1999, the Company repurchased approximately 114,000 shares of the Company's common stock under the repurchase program for an aggregate purchase price of approximately $545,000.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


7. COMMON STOCK (CONTINUED)

     During June 1999, an employee of the Company surrendered approximately 26,000 shares of the Company's common stock, with the fair market value at time of surrender of $10.125 per share, in exchange for the exercise of approximately 49,000 stock options with exercise prices ranging from $4.68 to $8.07. Accordingly, the Company recorded approximately 26,000 shares in treasury stock, which amounted to approximately $258,000, and issued approximately 49,000 shares of the Company's common stock to the employee.


8. CONVERTIBLE PREFERRED STOCK


     On May 30, 1996, the Company issued approximately 156,000 shares of its Class A convertible preferred stock ("Class A Convertible") at $16.00 per share to investors. Proceeds from the sale of these shares totaled $2,485,000, net of related expenses of $15,000. In addition, during August 1996, the Company issued approximately 16,000 shares of Class A Convertible at $16.00 per share to an investor.


     In December 1996, the Company issued approximately 485,000 shares (including approximately 53,000 shares issued as commission) of its Class B convertible preferred stock ("Class B Convertible") at $28.00 per share to investors. Proceeds from the sales of these shares totaled $10,965,000, net of related cash expenses of $1,135,000. In March 1997, and in connection with certain anti-dilution provisions related to a sale of common stock to an investor during the year ended June 30, 1996, the Company issued approximately 29,000 shares of Class B Convertible at $28.00 per share.

     The Class A Convertible and Class B Convertible outstanding at the time of the Company's initial public offering in August 1997 was converted into approximately 1,958,000 shares of common stock.


9. CONSOLIDATED SUBSIDIARY'S EQUITY TRANSACTIONS

     On August 11, 1999, the Company contributed $3,500,000 of the amount it was owed at June 30, 1999 from NetSat Express as additional paid-in capital and entered into a promissory note agreement with NetSat Express for the repayment of the balance of $3,582,000. The promissory note is due and payable in seven years and accrues interest (payable monthly) at a variable rate equal to the Company's cost of funds, which is currently at the prime rate plus 1%. Amounts owed by NetSat Express to the Company pursuant to the Master Operating Agreement and for any advances made subsequent to June 30, 1999 are payable currently.

     On August 11, 1999, NetSat Express issued and sold 2,000,000 shares of its Series A Participating Preferred Stock ("Preferred Stock") for $2.50 per share and 2,000,000 shares of its common stock for $2.50 per share in a private offering yielding net proceeds of approximately $6,963,000, net of offering costs of approximately $937,000. In connection with the common stock offering NetSat Express entered into a Technology Agreement to purchase $5,000,000 of services from a company participating in the private common stock offering. As a result, the Company allocated $2.1 million from the proceeds of the common stock offering to the value of the Technology Agreement based on an independent valuation and classified such between current and non-current deferred liability at December 31, 1999. The Company's common stock ownership percentage in NetSat Express was reduced from approximately 95% to approximately 81% following the issuance and sale of the common stock. Accordingly, the Company recorded a credit to stockholders' equity of approximately $1,700,000 reflecting the increase in its share of the net equity of NetSat Express as a result of the common stock offering and the $3,500,000 of additional capital contributed by the Company.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


9. CONSOLIDATED SUBSIDIARY'S EQUITY TRANSACTIONS (CONTINUED)


     The preferred stock has preference in liquidation and each share of preferred stock is convertible into one share of common stock at the option of the holder at any time, or automatically following the third anniversary of the date of issuance, or following the period of 180 days after an initial public offering ("IPO") plus sixty consecutive days on which the price per share of the common stock is equal to or greater than $3.75 per share.

     Prior to an IPO the holders of Preferred Stock shall be entitled to receive an annual dividend on the anniversary date of issuance equal to
0.166667 shares of common stock for each share of Preferred Stock until the third anniversary date of the Preferred Stock issuance provided that if the fair market value of the common stock issued as dividends is less than $2,500,000, the holders of the Preferred Stock will be entitled to receive a special dividend equal to the shortfall. Additionally, the holder of the Preferred Stock may purchase up to $5,000,000 in services from NetSat Express at cost, as defined in the agreement, and payment for such services, at the option of the holder, may be either in dollars or shares of the NetSat Express' common stock valued at fair market value. In connection with the sale of preferred stock and common stock, NetSat Express paid an investment advisor a fee of $500,000 and issued a warrant to purchase 200,000 shares of common stock at $3.00 per share which expires in five years.

     During October 1999, the Company and NetSat Express entered into a common stock purchase agreement with an investor to purchase 2,000,000 million shares of NetSat Express common stock for $2.50 per share, of which 1,400,000 shares were purchased directly from the Company and 600,000 shares were issued and sold directly by NetSat Express, yielding net proceeds of approximately $4,935,000, net of offering costs of $65,000. As a result, the Company recorded a gain of approximately $2,353,000 from the sale of its 1,400,000 shares of NetSat Express common stock during the second quarter of fiscal 2000 ended December 31, 1999. The Company's common stock ownership percentage in NetSat Express was reduced from approximately 81% to approximately 68.5% following the issuance and sale of the NetSat Express common stock. Accordingly, the Company recorded a credit to stockholders' equity of approximately $830,000 reflecting the increase in its share of the net equity of NetSat Express as a result of the common stock offering.

     On November 11, 1999, the Board of Directors of NetSat Express approved, effective on November 11, 1999, a two-for-one common stock split in the form of a common stock dividend of NetSat Express' common stock. Accordingly, the accompanying consolidated footnotes have been retroactively restated to reflect the common stock dividend.

     In order to comply with NetSat Express' Amended and Restated Certificate of Incorporation to allow for the effectuation of a preferred stock dividend, NetSat Express amended the Amended and Restated Certificate of Incorporation, effective on February 17, 2000, to provide for a two-for-one stock split of its preferred stock in the form of a dividend of one share of preferred stock for each share of preferred stock outstanding. Accordingly, the accompanying consolidated financial statements and footnotes have been restated to reflect the preferred stock dividend.

10. STOCK OPTION AND STOCK PURCHASE PLANS


     In February 1995, the Company adopted a stock option plan (the "Employee Stock Option Plan"), which provided that the Company may grant employees options to acquire up to an aggregate of 285,000 shares of the Company's common stock. During December 1996, the Company increased the number of shares it may grant to 1,710,000. The options generally vest in equal installments over a four-year period and expire on the tenth anniversary of the date of grant.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


10. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED)

     In June 1995, the Company adopted a stock option plan (the "Director Stock Option Plan"), which provides that the Company may grant outside directors options to acquire up to an aggregate of 285,000 shares of the Company's common stock. The options vest annually in equal installments over a three-year period commencing on the date of grant. The options expire the earlier of five years from the date of grant or three years from concluding service as director of the Company.

     On February 26, 1997, the Company's Board of Directors authorized, and the stockholders subsequently approved, the 1997 Stock Incentive Plan ("1997 Plan"), which serves as a successor plan to the Employee Stock Option Plan and Director Stock Option Plan. The 1997 Plan provides for an increase of 285,000 shares to previously existing stock option plans, among other matters.


     On September 23, 1998, the Company's Board of Directors approved an increase of 181,335 shares to the 1997 Plan. At June 30, 1999 and December 31, 1999, the remaining shares available for grant under the 1997 Plan was 234,248 and 131,204, respectively.

     On September 23, 1998, the Board of Directors adopted, and the stockholders subsequently approved, the 1999 Employee Stock Purchase Plan ("1999 Plan"). Pursuant to the 1999 Plan, 400,000 shares of the Company's common stock will be reserved for issuance. The 1999 Plan is intended to provide eligible employees of the Company, and its participating affiliates, the opportunity to acquire a propriety interest in the Company at 85% of fair market value at date of issuance through participation in the payroll-deduction based employee stock purchase plan. During the year ended June 30, 1999 and for the six months ended December 31, 1999, the Company issued 18,529 and 14,367 shares, respectively, of its common stock to participating employees in connection with the 1999 Plan.



 Employee Plan

     The following table summarizes activity in employee stock options (in thousands, except per share amounts):



                                                                                                           SIX MONTHS
                                         YEAR ENDED             YEAR ENDED            YEAR ENDED              ENDED
                                        JUNE 30, 1997         JUNE 30, 1998         JUNE 30, 1999       DECEMBER 31, 1999
                                   ----------------------- -------------------- ---------------------- -------------------
                                                WEIGHTED-            WEIGHTED-              WEIGHTED-            WEIGHTED-
                                      SHARES     AVERAGE    SHARES    AVERAGE     SHARES     AVERAGE    SHARES    AVERAGE
                                      UNDER      EXERCISE    UNDER    EXERCISE     UNDER     EXERCISE    UNDER   EXERCISE
                                      OPTION      PRICE     OPTION     PRICE      OPTION      PRICE     OPTION     PRICE
                                   ----------- ----------- -------- ----------- ---------- ----------- -------- ----------
Balance, beginning of period .....     820       $ 4.46     1,546    $  6.19      1,667     $  7.22     1,906    $  7.32
Grants ...........................     733       $ 8.15       206    $ 13.98        305     $  7.54       233    $ 19.61
Exercised ........................      --       $   --       (75)   $  4.42        (60)    $  5.09      (290)   $  6.61
Canceled .........................        (7)    $ 7.39       (10)   $  7.84         (6)    $ 10.64      (130)   $  9.26
                                       ------    ------     -----    -------      -------   -------     -----    -------
Balance, end of period ...........    1,546      $ 6.19     1,667    $  7.22      1,906     $  7.32     1,719    $  8.96
                                      ======     ======     =====    =======      ======    =======     =====    =======
Weighted-average fair value
 of options granted during
 the period ......................               $ 3.56              $  7.96                $  3.94              $ 15.35
                                                 ======              =======                =======              =======



     As a result of stock options granted during the years ended June 30, 1995, 1996 and 1997, the Company recorded compensation expense of approximately $43,000, $56,000, $75,000, $38,000 and $37,000 during the years ended June 30,
1997, 1998, 1999 and for the six months ended December 31, 1998 and 1999, respectively, based on the difference between the fair market value of the shares and the option exercise prices at the dates of grant. As of December 31, 1999, remaining compensation

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


10. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED)


expense to be recorded through the year ended June 30, 2001 was approximately $197,000. As of June 30, 1999 and December 31, 1999, approximately 941,000 and 957,000 employee stock options, respectively, were exercisable.



 Director Plan


     Pursuant to the Director Stock Option Plan, in June 1995, the Company granted certain outside directors options to purchase approximately 128,000 shares of the Company's common stock at $3.51 per share. As a result of these grants, the Company recorded compensation expense during the years ended June 30, 1997 and 1998, of $40,000 and $15,000, respectively, based on the fair market value of the shares at the date of grant. As of June 30, 1998, there was no additional compensation expense to be recorded relating to these grants. During January 1997, an additional outside director was granted approximately 43,000 options at $8.07 per share, the estimated fair value of such shares on the date of grant. During November 1997, an additional outside director was granted 15,000 options at $15.75 per share, the fair value of such shares on the date of grant. At June 30, 1999 and December 31, 1999, approximately 100,500 and 57,750 options were outstanding of which 76,000 and 38,500 options were exercisable, and 28,500 and 42,750 options were exercised during the year ended June 30, 1999 and for the six months ended December 31, 1999, respectively.



 Netsat Express' Stock Option Plan


     In May 1999, NetSat Express' Board of Directors authorized, and the stockholders subsequently approved, the 1999 Stock Incentive Plan ("1999 Incentive Plan"), which provides for the granting of 3,960,000 options to purchase shares of NetSat Express' common stock. Options granted under the 1999 Incentive Plan may be issued to either employees, consultants or non-employee directors of NetSat Express or employees of the Company. Options granted to employees generally vest annually in equal installments over a four-year period commencing on the date of grant and expire ten years from the date of grant. Options granted to directors generally vest annually in equal installments over a three-year period commencing on the date of grant and expire the earlier of ten-years from the date of grant or one-year from concluding service as director of NetSat Express.

     In connection with the adoption of the 1999 Incentive Plan, NetSat Express granted options to purchase 1,575,012 shares of its common stock with exercise prices ranging from $1.50 to $2.50 per share to its employees and to employees of Globecomm Systems Inc. with a weighted average exercise price of $2.31 per share, and granted options to purchase 180,000 shares of its common stock with an exercise price of $2.50 per share to its directors at fair market value at date of grant. During the six months ended December 31, 1999, NetSat Express granted options to purchase 1,396,000 shares of its common stock with an exercise price of $2.50 per share to its employees, and granted options to purchase 120,000 shares of its common stock with an exercise price of $2.50 per share to its directors at fair market value at date of grant. As of June 30, 1999 and December 31, 1999, options to purchase approximately 728,000 and 980,000 shares of NetSat Express' common stock, respectively, were exercisable.


     In connection with options to purchase 300,000 shares of common stock granted during May 1999, NetSat Express recorded deferred compensation of approximately $300,000 based on the difference between the fair market value of the common stock and the exercise prices of the options at the date of grant. Deferred compensation is being amortized over the vesting period of the options. The

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


10. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED)


amount recognized as expense during the year ended June 30, 1999 and for the six months ended December 31, 1999 was approximately $7,000 and $38,000, respectively.


     The following tables summarize information about employee and director stock options outstanding at June 30, 1999 and December 31, 1999 (option amounts in thousands)for the Company and its consolidated subsidiary NetSat Express:




                                                JUNE 30, 1999                            DECEMBER 31, 1999
                                  ------------------------------------------ -----------------------------------------
                                                                 WEIGHTED-                                 WEIGHTED-
                                                                  AVERAGE                                   AVERAGE
                                                                 REMAINING                                 REMAINING
                                     OPTIONS       OPTIONS      CONTRACTUAL     OPTIONS       OPTIONS     CONTRACTUAL
                                   OUTSTANDING   EXERCISABLE   LIFE (YEARS)   OUTSTANDING   EXERCISABLE   LIFE (YEARS)
RANGE OF EXERCISE PRICES          ------------- ------------- -------------- ------------- ------------- -------------
 $1.50 -  $2.50 (NetSat Express)     1,575           728            9.8         3,256           980           9.5
 $3.51 -  $5.06.................     1,078           616            6.7           707           546           6.2
 $5.50 -  $8.09.................       633           284            7.6           448           288           7.2
 $9.00 - $13.25.................       342            82            8.7           290            79           8.4
$14.13 - $18.38.................       134            35            8.3           132            83           7.8
$21.00 - $25.25.................        --            --            --            199            --           9.9
                                     -----           ---            ---         -----           ---           ---
 $1.50 - $25.25.................     3,762         1,745            7.4         5,032         1,976           8.7
                                     =====         =====            ===         =====         =====           ===



     The Company and NetSat Express have reserved approximately 3,819,000 and 5,090,000 shares of its common stock for issuance upon exercise of all outstanding options and warrants at June 30, 1999 and December 31, 1999, respectively.



 Fair Value Disclosures

     Pro forma information regarding net loss and net loss per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to July 1, 1995 under the fair value method of that Statement. The fair value of the options granted under the Company's 1997 and 1999 Plans were estimated at date of grant using a Black-Scholes option pricing model with the following assumptions for the years ended June 30, 1997, 1998 and 1999: risk-free interest rate of 6.5%, volatility factor of the expected market price of the Company's common stock of .40 (1997), .51 (1998) and .91 (1999), a weighted-average expected life of the option of six-years and no dividend yields. The fair value of the options granted under the NetSat Express 1999 Incentive Plan was estimated at date of grant using the minimum value option pricing model with the following assumptions for the year ended June 30, 1999: no dividend yield, weighted-average expected life of the options of 4.25 years and a risk free interest rate of 6.0%.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options under the Black-Scholes option valuation model.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


10. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED)

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:





                                                                   YEAR ENDED      YEAR ENDED     YEAR ENDED
                                                                 JUNE 30, 1997   JUNE 30, 1998   JUNE 30, 1999
                                                                --------------- --------------- --------------
Pro forma net loss (in thousands) .............................    $ (3,433)       $  (1,868)      $ (9,851)
                                                                   ========        =========       ========
Basic and diluted pro forma net loss per common share .........    $  (0.56)       $   (0.22)      $  (1.08)
                                                                   ========        =========       ========



11. PRO FORMA BASIC AND DILUTED LOSS PER SHARE AND BASIC AND DILUTED (LOSS) INCOME PER SHARE

     Pro forma basic loss per share for the year ended June 30, 1997 is based on the weighted-average number of shares of common stock outstanding including the conversion of the Class A and Class B Convertible Preferred Stock into common stock, which occurred upon the consummation of the Company's initial public offering. However, in accordance with Staff Accounting Bulletin 98 of the Securities and Exchange Commission, options to purchase common stock for nominal consideration have been reflected in diluted loss per share for the year ended June 30, 1997 in a manner similar to a stock split, even if anti-dilutive. Historical losses per share have not been presented because such amounts are not deemed meaningful due to the significant change in the Company's capital structure which occurred in connection with the initial public offering.

     Basic (loss) income per share for the years ended June 30, 1998, 1999 and for the six months ended December 31, 1998 and 1999, is based on the weighted-average number of common shares outstanding during the period. Diluted loss per share for the years ended June 30, 1998, 1999 and for the six months ended December 31, 1998 excluded the effect of approximately 891,000, 321,000 and 235,000 stock options, respectively, and approximately 23,000 warrants, as the effect of inclusion would have been anti-dilutive as the Company reported net losses for the years ended June 30, 1998 and 1999 and for the six months ended December 31, 1998. Diluted income per share for the six months ended December 31, 1999 include the effect of approximately 866,000 stock options and approximately 23,000 warrants.


12. PENSION PLAN


     The Company maintains a 401(k) plan which covers substantially all employees of the Company. Participants may elect to contribute from 1% to 20% of their pre-tax compensation. Participant contributions up to 4% of pre-tax compensation were fully matched by the Company during the years ended June 30, 1997, 1998 and 1999. The plan also provides for discretionary contributions by the Company. The Company contributed approximately $117,000, $242,000 and $317,000 to the 401(k) plan during the years ended June 30, 1997, 1998 and 1999, respectively. There were no discretionary contributions made by the Company during the years ended June 30, 1997, 1998 and 1999.



13. INCOME TAXES


     As a result of losses incurred from inception, the Company has available net operating loss carryforwards ("NOL's") of approximately $14.1 million ($8.6 million and $5.5 million for the Company and NetSat Express, respectively) for income tax purposes which expire through 2019. However, as a result of significant ownership changes and separate company limitations it is anticipated that an annual limitation will be applied to the Company's utilization of the NOL's.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


13. INCOME TAXES (CONTINUED)

     As the Company has had cumulative losses and there is no assurance of future taxable income, a valuation allowance has been established to offset deferred tax assets. The components of the Company's net deferred tax assets are as follows:




                                                            JUNE 30,     JUNE 30,
                                                              1998         1999
                                                           ----------   ---------
                                                               (IN THOUSANDS)
   Deferred tax liabilities:
     Projects in progress ..............................     $  157      $   --
     Depreciation and amortization .....................        153         192
                                                             ------      ------
   Total deferred tax liabilities ......................        310         192
   Deferred tax assets:
     Net operating loss carryforwards ..................      3,294       5,660
     Projects in progress ..............................         --         270
     Accruals and reserves .............................        116         333
     Write-down of investments .........................         --         272
     Non-cash compensation charge ......................         --          33
                                                             ------      ------
   Total deferred tax assets ...........................      3,410       6,568
   Valuation allowance for deferred tax assets .........      3,100       6,376
                                                             ------      ------
   Net deferred tax assets .............................        310         192
                                                             ------      ------
   Net deferred taxes ..................................     $   --      $   --
                                                             ======      ======



     Approximately $455,000 of the valuation allowance, if recognized, will be allocated directly to stockholders' equity relating to non-qualified dispositions of stock option exercises. Due to the gain on the sale of the consolidated subsidiary's common stock during the six months ended December 31, 1999, it is anticipated the Company will realize taxable income for the year ended June 30, 2000. As such, the valuation allowance as of December 31, 1999 has been reduced accordingly. For the years ended June 30, 1997, 1998 and 1999, the valuation allowance increased $1,179,000, $691,000 and $3,276,000, respectively.


14. SEGMENT INFORMATION


     The Company operates through two business segments. Its Ground Segment Systems and Networks Segment, through Globecomm Systems Inc., is engaged in the design, assembly and installation of ground segment systems and network solutions for the complex and changing communications requirements of its customers. The Company's ground segment systems typically consist of an earth station and ancillary subsystems such as microwave links for back-haul of traffic to a central office or generators for emergency power restoral. An earth station is an integrated system consisting of antennas, transmitting and receiving equipment, modulation/demodulation equipment, monitor and control systems and voice, data and video network interface equipment. Its Data Communications Services Segment, through the NetSat Express subsidiary, is engaged in providing high-speed, satellite-delivered data communications to developing markets worldwide. NetSat Express is currently providing Internet access to customers who have limited or no access to terrestrial network infrastructure capable of supporting the economical delivery of such services.


     The Company's reportable segments are business units that offer different products and services. The reportable segments are each managed separately because they provide distinct products and services.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


14. SEGMENT INFORMATION (CONTINUED)


     The following is business segment information as of and for the years ended June 30, 1997, 1998 and 1999 and for the six months ended December 31, 1998 and 1999:





                                                              YEARS ENDED                       SIX MONTHS ENDED
                                               ----------------------------------------- -------------------------------
                                                 JUNE 30,      JUNE 30,      JUNE 30,     DECEMBER 31,    DECEMBER 31,
                                                   1997          1998          1999           1998            1999
                                               ------------ ------------- -------------- -------------- ----------------
                                                            (IN THOUSANDS)                         (UNAUDITED)
Revenues:
 Ground Segment Systems and Networks .........  $36,169        $57,419      $46,397        $ 24,482      $36,363
 Data Communications Services ................       51            686        2,661             693        4,089
 Intercompany eliminations ...................       --             --           --              --       (3,654)
                                                -------        -------       -------       --------      -------
Total revenues ...............................  $36,220        $58,105      $49,058        $ 25,175      $36,798
                                                =======        =======       =======        ========     =======
Loss from operations:
 Ground Segment Systems and Networks ......... $(1,766)        $  (157)     $(7,070)       $ (2,469)     $   (79)
 Data Communications Services ................  (1,454)         (1,655)      (2,101)           (981)      (2,378)
Interest income ..............................     298           1,271          980             610          448
Interest expense .............................     (22)             (5)          (1)              --        (317)
Gain on sale of consolidated subsidiary
 common stock ................................      --             --           --                --       2,353
Minority interests in operations of
 consolidated subsidiary .....................     275             --           --                --         614
Intercompany eliminations ....................      --             --           --                --        (243)
                                               --------        --------     --------        --------     -------
Net (loss) income ............................ $(2,669)        $  (546)     $(8,192)       $ (2,840)     $   398
                                               ========        ========     ========        ========     =======
Depreciation and amortization:
 Ground Segment Systems and Networks ......... $   338         $   628      $ 1,007        $    647      $   752
 Data Communications Services ................      24              88          260             165          356
                                               --------        --------     --------        --------     -------
Total depreciation and amortization .......... $   362         $   716      $ 1,267        $    812      $ 1,108
                                               ========        ========     ========        ========     =======
Expenditures for long-lived assets:
 Ground Segment Systems and Networks ......... $ 6,686         $ 2,879      $ 2,907        $    876      $   689
 Data Communications Services ................      79             799          911             276        1,737
 Intercompany eliminations ...................      --              --          --               --          (33)
                                               --------        --------     --------        --------     -------
Total expenditures for long-lived assets ..... $ 6,765         $ 3,678      $ 3,818        $  1,152      $ 2,393
                                               ========        ========     ========        ========     =======

                                               JUNE 30,     JUNE 30,      JUNE 30,                      DECEMBER 31,
                                                 1997       1998          1999                              1999
                                               --------     -----------   ----------                      --------
Assets:
 Ground Segment Systems and Networks ......... $34,201         $60,894      $62,664                      $60,352
 Data Communications Services ................     152           1,279        3,200                       25,466
 Intercompany eliminations ...................  (1,040)         (3,554)      (7,854)                      (9,928)
                                               --------     -----------   ----------                    --------
Total assets ................................. $33,313         $58,619      $58,010                      $75,890
                                               ========     ===========   ==========                    ========



15. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK


     The Company designs, assembles and installs satellite ground segment systems and networks and provides data communications services for customers in diversified geographic locations. Concentration of credit risk with respect to accounts receivables is limited due to the limited number of customers and that a substantial portion of accounts receivables are related to balances owed by major satellite communication companies. The timing of cash realization is determined based upon the

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)

15. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)


contract or service agreement with the customers. The Company performs ongoing credit evaluations of its customers' financial condition and in most cases requires a letter of credit or cash in advance for foreign customers. Allowances related to account receivable at June 30, 1998 and 1999 and December 31, 1999, are approximately $40,000, $107,000 and $260,000, respectively.
Credit losses have been within management expectations.


     Sales to two major customers accounted for approximately 42% (29% and 13%) and one major customer accounted for approximately 29% of the Company's net revenues for the years ended June 30, 1997 and 1998, respectively. No one customer accounted for more than 10% of sales for the year ended June 30, 1999.


     Revenues from foreign sales as a percentage of total consolidated revenue:





                              YEAR ENDED     YEAR ENDED     YEAR ENDED
                               JUNE 30,       JUNE 30,       JUNE 30,
                                 1997           1998           1999
                             ------------   ------------   -----------
   Africa ................         1%            33%            14%
   South America .........        --              1%            11%
   Asia ..................        28%            17%            10%
   Europe ................        11%             9%             7%
   Middle East ...........        --              9%             2%
                                  --             --             --
                                  40%            69%            44%


     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions. Substantially all cash and cash equivalents are held in two financial institutions at June 30, 1998 and 1999 and December 31, 1999. Cash equivalents are comprised of short-term debt instruments, certificates of deposit of direct or guaranteed obligations of the United States, which are held to maturity and approximate cost. At times, cash may be in excess of FDIC insurance limits.


16. COMMITMENTS AND CONTINGENCIES



 Line of Credit


     The Company has a $9.0 million credit facility, as amended, consisting of
(1) a $5.0 million secured domestic line of credit and (2) a $4.0 million secured export-import guaranteed line of credit at June 30, 1999. This line of credit expired in December 1999 at which time the Company entered into a new credit facility with substantially the same terms, which expires in December 2000. Each line of credit bears interest at the prime rate (7.75% and 8.75% at June 30, 1999 and December 31, 1999) plus a variable margin rate ranging from 0.75% to 1.75% per annum (1% at June 30, 1999 and December 31, 1999) based on the Company's tangible net worth calculation, as defined in the credit facility, and is collateralized by a first security interest on all the Company's assets. The credit facilities contains certain financial covenants, which the Company is in compliance with at June 30, 1999 and December 31, 1999. As of June 30, 1998, 1999 and December 31, 1999, no amounts were outstanding under such credit facilities.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)


16. COMMITMENTS AND CONTINGENCIES (CONTINUED)

 Letters of Credit


     The Company utilizes standby letters of credit to secure certain bid proposals and performance guarantees, while NetSat Express utilizes standby letters of credit to secure certain service agreements with third party vendors in the normal course of business. As of June 30, 1999 and December 31, 1999, NetSat Express had a standby letter of credit outstanding of approximately $185,000 and $595,000, respectively, which is secured by the Company's domestic credit facility. The Company provides cash collateral for a majority of these letters of credit. As of June 30, 1998, 1999 and December 31, 1999, cash collateral related to bid proposals amounted to $588,000, $0 and $48,000, respectively, and cash collateral related to performance guarantees amounted to approximately $3,828,000, $3,486,000 and $784,000, respectively. These amounts are included in restricted cash in the accompanying consolidated balance sheets.


 Lease Commitments


     The Company currently leases satellite space segment services, office space and other equipment under various capital and operating leases which expire in various years through 2014. As leases expire, it can be expected that in the normal course of business they will be renewed or replaced. Most lease agreements contain renewal options.

     During September, 1999, NetSat Express signed a 15-year capital lease for a satellite space segment transponder on the SatMex 5 satellite. This satellite will provide NetSat Express the capability of providing its services to the Caribbean Islands and the North, South and Central America regions covered by the SatMex 5 satellite. Future minimum lease payments under this non-cancelable capital lease agreement are as follows: 2000 -- $1,098,000; 2001 -- $1,387,000;
2002 -- $1,387,000; 2003 -- $1,387,000; 2004 -- $1,387,000; thereafter --
$13,692,000. Of the $20,338,000 in total minimum lease payments, approximately $9,227,000 represents interest.

     The satellite space segment transponder under this capital lease is included in fixed assets with a capitalized cost of approximately $11,199,000 at December 31, 1999. No amortization expense was recorded for the six months ended December 31, 1999 as this asset was not placed into service until January 1, 2000.

     During March 2000, NetSat Express signed a 14-year capital lease agreement for satellite space segment on the Telstar 12 satellite. This satellite will provide NetSat Express the capability of providing its services to Europe, Middle East and South America covered by the Telestar 12 satellite. Future minimum lease payments under this non-cancelable capital lease agreement are as follows: 2000 -- $1,300,000; 2001 -- $7,942,000; 2002 -- $9,727,000; 2003 --
$9,727,000; 2004 -- $9,727,000; thereafter -- $92,408,000. Of the $130,831,000 in total minimum lease payments, approximately $63,682,000 represents interest.

                            GLOBECOMM SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE
           SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                                  (CONTINUED)

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)


     Future minimum payments under non-cancelable operating leases for satellite space segment services, office space and other equipment with initial terms of one-year or more, consist of the following at June 30, 1999 (in thousands):



                         OPERATING
                           LEASE
                        ----------
  2000 ..............     $1,689
  2001 ..............        521
  2002 ..............         11
                          ------
                          $2,221
                          ======



     During the period from July through December 1999, NetSat Express entered into various operating lease agreements for satellite space segment services. Future minimum lease payments under these non-cancelable operating lease are as follows: 2000 -- $1,548,000; 2001 -- $1,399,000; 2002 -- $803,000;
2003 -- $267,000.

     Rent expense for satellite space segment services, office space and other equipment was approximately $315,000, $279,000, $1,042,000, $370,000 and
$879,000 for the years ended June 30, 1997, 1998 and 1999 and for the six months ended December 31, 1998 and 1999, respectively.

     Pursuant to several NetSat Express Internet access service agreements, NetSat Express is the lessor of satellite earth station equipment which leases are classified as operating leases and expire at various dates through 2004. Equipment under these operating leases are included in fixed assets in the accompanying consolidated balance sheets and have a net book value of approximately $136,000, $524,000 and $500,000 at June 30, 1998 and 1999 and
December 31, 1999, respectively. At June 30, 1999, future minimum lease payments to be received from equipment under operating leases are approximately as follows:



  2000 ..............    $243
  2001 ..............     227
  2002 ..............     114
  2003 ..............      21
  2004 ..............      18
                         ----
                         $623
                         ====



 NetSat Express Technology Agreement

     In connection with its common stock offering during August 1999 (see
Note 9), NetSat Express entered into a Technology Agreement to purchase $5,000,000 of services from a company participating in the private stock offering. Future payments under the Technology Agreement are as follows: 2000 -- $100,000; 2001 -- $390,000; 2002 -- $950,000; 2003 -- $1,370,000; 2004 --
$2,190,000.

 Teleport Service Agreements

     During the period from July through December, NetSat Express entered into various operating lease agreements for teleport services. Future minimum payments under these operating lease agreements are as follows: 2000 -- $1,548,000; 2001 -- $1,399,000; 2002 -- $803,000; 2003 -- $267,000.


 Employment Agreements


     During January 1997, the Company entered into three-year employment agreements with two of its officers for an aggregate amount of $325,000 per year. Effective November 1998, such employment agreements increased to an aggregate amount of $400,000 per year. The Company will have certain obligations to the two officers if they are terminated for disability, cause or following a change in control.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.






                     -----------------------------------
                               TABLE OF CONTENTS




                                                   PAGE
                                                  -----
Prospectus Summary ............................     2
Risk Factors ..................................     7
Information Regarding Forward-Looking
   Statements .................................    17
Use of Proceeds ...............................    18
Dividend Policy ...............................    18
Capitalization ................................    19
Dilution ......................................    20
Selected Historical Financial Data ............    21
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations .................................    24
Business ......................................    32
Management ....................................    47
Certain Transactions and Related Parties ......    50
Principal and Selling Stockholders ............    51
Underwriting ..................................    52
Legal Matters .................................    54
Experts .......................................    54
Where You Can Find More Information ...........    54

                               2,000,000 SHARES



                                   [GSI LOGO]




                                 COMMON STOCK






             -----------------------------------------------------
                                   PROSPECTUS
            -----------------------------------------------------
                                  ING BARINGS


                            C.E. UNTERBERG, TOWBIN



                                 MARCH  , 2000




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses, other than the underwriting discounts and commissions, payable by the company in connection with the sale of common stock being registered hereby. All of the amounts shown are estimates except the SEC registration fee and the Nasdaq National Market additional listing fee.




                                                                       AMOUNT
                                                                     TO BE PAID
                                                                    -----------
SEC registration fee ............................................   $ 16,400
NASD filing fee .................................................   $  6,725
Nasdaq National Market additional listing of shares fee .........   $ 17,500
Blue Sky Fees and Expenses ......................................   $  5,000
Accounting fees and expenses ....................................   $125,000
Legal fees and expenses .........................................   $250,000
Printing and engraving expenses .................................   $195,000
Transfer Agent and registrar fees ...............................   $  5,000
Miscellaneous ...................................................   $ 30,000
                                                                     -------
Total ...........................................................   $650,625





ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under some circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article Seven of the Registrant's Amended and Restated Certificate of Incorporation provides for indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Reference is
also made to Section    of the Underwriting Agreement contained on Exhibit 1.1,
which sets forth some indemnification provisions. The Registrant has liability insurance for its Directors and Officers.


ITEM 16. EXHIBITS

     The following is a list of Exhibits filed as part of the Registration
Statement:



1.1*        Form of Underwriting Agreement
4.2         Provisions of the Amended and Restated Certificate of Incorporation and Amended and
            Restated By-laws of the Registrant defining rights of holders of common stock of the
            Registrant, incorporated herein by reference to Exhibits 3.1 and 3.3 to the Company's
            Form 10-K for the year ended June 30, 1999
5.1         Opinion of Brobeck, Phleger & Harrison LLP
23.1        Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5.1)
23.2        Consent of Ernst & Young LLP, independent auditors
24.1        Power of Attorney (included with signature page)


----------
* to be filed by amendment

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of the securities offered hereby, a post-effective amendment to this Registration Statement;

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Hauppauge, New York, on March 10, 2000.



                                              GLOBECOMM SYSTEMS, INC.


                                              By: /s/ *

                                                 ------------------------------

                                                 David E. Hershberg
                                                 Chairman and Chief Executive
                                                 Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on March 10, 2000.






             SIGNATURE                                       TITLE
-----------------------------------   --------------------------------------------------
                /s/ *                 Chairman of the Board and Chief Executive Officer
---------------------------------     (Principal Executive Officer)
            David E. Hershberg

         /s/ Andrew C. Melfi          Vice President and Chief Financial Officer
---------------------------------     (Principal Financial and Accounting Officer)
           Andrew C. Melfi

                /s/ *                 President and Director
---------------------------------
           Kenneth A. Miller

                /s/ *                 Vice President and Director
---------------------------------
            Donald G. Woodring

                /s/ *
---------------------------------     Vice President and Director
           Stephen C. Yablonski

                /s/ *                 Director
---------------------------------
           Herman Fialkov

                /s/ *                 Director
---------------------------------
           Benjamin Duhov

                /s/ *                 Director
---------------------------------
             C.J. Waylan

                /s/ *                 Director
---------------------------------
         A. Robert Towbin

             SIGNATURE                  TITLE
-----------------------------------   ---------
                /s/ *                 Director
---------------------------------
          Richard E. Caruso



*By: /s/ Andrew C. Melfi
     -----------------------------
     Andrew C. Melfi, Attorney-in-fact

                                 EXHIBIT INDEX





   NUMBER   DESCRIPTION
----------- -------------------------------------------------------------------------------------------
   1.1*     Form of Underwriting Agreement
   4.2      Provisions of the Amended and Restated Certificate of Incorporation and Amended and
            Restated By-laws of the Registrant defining rights of holders of common stock of the
            Registrant, incorporated herein by reference to Exhibits 3.1 and 3.3 to the Company's Form
            10-K for the year ended June 30, 1999.
   5.1      Opinion of Brobeck, Phleger & Harrison LLP
  23.1      Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5.1)
  23.2      Consent of Ernst & Young LLP, independent auditors
  24.1      Power of Attorney (included with signature page)


* to be filed by amendment